Form 20-F
period 2000-12-31
BELZBERG TECHNOLOGIES INC
filed 2001-07-16
CIK 1130645

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(g) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended December 31, 2000.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number ___________

                           BELZBERG TECHNOLOGIES INC.
           (Exact name of the Registrant as specified in its charter)

                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                               40 King Street West
                                   Suite 3400
                                Toronto, Ontario
                                 Canada M5H 3Y2

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         common stock with no par value
                         ------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On July 1, 2001, the registrant had 11,028,424 shares of common stock outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X         No
   -----         -----

Indicate by a check mark which financial statement the Registrant has elected to follow.

Item 17  X                  Item 18
        ---                         ---

                                TABLE OF CONTENTS

                                                                            Page
                                     PART I

Item 1.     Identity Of Directors, Senior Management And Advisers..............4
Item 2.     Offer Statistics And Expected Timetable............................4
Item 3.     Key Information....................................................5
Item 4.     Information On The Company........................................12
Item 5.     Operating And Financial Review And Prospectus.....................23
Item 6.     Directors, Senior Management And Employees........................30
Item 7.     Major Shareholders................................................35
Item 8.     Financial Information............................................ 37
Item 9.     The Offer And Listing.............................................38
Item 10.    Additional Information............................................39
Item 11.    Quantitative And Qualitative Disclosure About Market Risk.........49

Item 12.    Description Of Securities Other Than Equity Securities............49

                                     PART II

Item 13.    Defaults, Dividend Arrearages And Delinquencies...................50
Item 14.    Material Modifictaions To The Rights Of Security Holders
            And Use Of Proceeds...............................................50
Item 15.    [Reserved]........................................................50
Item 16.    [Reserved]........................................................50

                                    PART III

Item 17.    Financial Statements..............................................50
Item 18.    Financial Statements..............................................50
Item 19.    Financial Statements And Exhibits.................................50

EXCHANGE RATE DATA

         We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See "Item 19." All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On July 1, 2001, the exchange rate was approximately Cdn.$1.00 per US$0.6716.


                                1996       1997      1998     1999     2000
                              ------------------------------------------------

RATE AT END OF PERIOD         $0.7301   $ 0.6999   $0.6505  $0.6928   $0.6571

AVERAGE RATE DURING PERIOD     0.7333     0.7222    0.6740   0.6740    0.6732

HIGH                           0.7513     0.7487    0.7104   0.6928    0.6903

LOW                            0.7235     0.6945    0.6422   0.6542    0.6483


FORWARD LOOKING STATEMENTS

         Statements included in this Form 20-F that do not relate to present or historical conditions are "forward-looking statements." Additional oral or written forward-looking statements may be made by us from time to time and such statements may be included in documents other than this registration statement that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this registration statement and elsewhere may include, without limitation, statements relating to the our plans, strategies, objectives, expectations, intentions and adequacy of resources.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Directors and senior management. The following table provides the names and business addresses of our directors, and senior management.

Name and business address              Title
-------------------------              -----
Sidney H. Belzberg                     Chairman and Chief Executive Officer &
                                         Director
Alicia Belzberg                        Executive Vice President, Secretary
                                         and Director
Donald W. Wilson                       Chief Operating Officer and Director
Lawrence J. Cyna                       Chief Financial Officer and Director
Stephen Sadler                         Director
Dr. William Gnam                       Director
John L. Engels                         Director

The business address for our directors and senior management is Belzberg Technologies Inc., 40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2.

         Auditors. The following table provides the names and addresses of our auditors for the preceding three years.


Name and business address              Term
-------------------------              ----
Deloitte & Touche LLP                  2000-2001
Suite 1400, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2V1

Deloitte & Touche LLP                  1999-2000
(same as above)

Deloitte & Touche LLP                  1998-1999
(same as above)


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION


         Selected financial data. The following selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Properties" and the consolidated financial statements, including the related notes. The consolidated statement of earnings for the fiscal years ended December 31, 1997, 1998, 1999 and 2000 and the balance sheet data as at December 31, 1999 and 2000 are derived from the audited consolidated financial statements of Belzberg Technologies Inc., which have been audited by Deloitte & Touche LLP, independent auditors. The amounts that have been presented on a U.S. GAAP basis have not been reported upon separately. The consolidated statement of earnings for the fiscal years ended December 31, 1996 and 1997 are derived from audited consolidated financial statements not included in this Form 20-F.

Consolidated Statement of Earnings:

                         Fiscal Year Ended December 31,

                                    1996          1997            1998           1999          2000
                                    ----          ----            ----           ----          ----
Revenues                          $1,255,333    $1,967,137      $3,976,120     $5,904,099    $11,951,629
Operating Expenses:
    Cost of Sales                  1,095,820     1,770,116       1,164,429      2,172,738      4,531,421
    R&D                              902,451     1,091,827       1,092,068      1,794,081        860,884
    Sales & Marketing                436,020     1,151,798       1,316,526      1,874,096      2,800,675
    Administrative Expenses          470,019     1,205,513       1,388,518      2,468,519      2,792,774
    Amortization                     121,067        33,035         106,238        219,591        842,276
    Interest on Long-Term Debt        30,300        24,961          30,154         25,123        166,393
    Interest Income                        -             -               -              -       (226,993)
    Other                                  -             -               -              -        525,198
        Total Expenses             3,055,677     5,277,250       5,097,933      8,554,148     12,292,628
Net Profit/(Loss) Before Taxes    (1,800,344)   (3,310,113)     (1,121,813)    (2,650,049)      (340,999)
Taxes                                (36,378)      (62,892)            244          9,019          5,063
Net Profit/(Loss) for Period      (1,763,966)   (3,247,221)     (1,122,057)    (2,659,068)      (346,062)
Deficit, beginning of Period          62,906    (1,701,060)     (4,948,281)    (6,070,338)    (8,729,406)
Deficit, end of Period            (1,701,060)   (4,948,281)     (6,070,338)    (8,729,406)    (9,075,468)
Earnings/(Loss) per Share            $ (0.28)      $ (0.48)        $ (0.17)       $ (0.38)        $(0.04)

         Consolidated Balance Sheet Data:

                                                  As at December 31,

                                              1999                  2000
                                              ----                  ----
Working Capital                          $(3,490,127)            $7,562,596
Total Current Assets                       1,643,056             10,826,993
Total Assets                               2,869,254             15,459,525
Total Current Liabilities                  5,133,183              3,264,397
Total Shareholders' Equity                (2,502,406)            10,664,613

         The above selected consolidated financial information has been prepared in accordance with accounting principles generally accepted in Canada, which conforms in all material respects with accounting principles generally accepted in the United States [U.S. GAAP] except as set forth in note 17 to the consolidated financial statements included elsewhere in this registration statement.

         The following sets forth selected financial information with respect to Belzberg prepared on the basis of U.S. GAAP:

Consolidated Statement of Earnings:

                         Fiscal Year Ended December 31,

                                     1996          1997            1998           1999          2000
                                     ----          ----            ----           ----          ----
Revenues                          $1,255,333    $1,967,137      $3,976,120     $5,904,099    $11,951,629
Operating Expenses:
    Cost of Sales                  1,095,820     1,770,116       1,164,429      2,172,738      4,531,421
    R&D                              902,451     1,091,827       1,092,068      1,794,081        860,884
    Sales & Marketing                436,020     1,151,798       1,316,526      1,874,096      2,800,675
    Administrative Expenses          470,019     1,205,513       1,388,518      2,468,519      3,253,615
    Amortization                     121,067        33,035         106,238        219,591        842,276
    Interest on Long-Term Debt        30,300        24,961          30,154         25,123        166,393
    Interest Income                        -             -               -              -       (226,993)
    Other                                  -             -               -              -        525,198
        Total Expenses             3,055,677     5,277,250       5,097,933      8,554,148     12,753,469
Net Profit/(Loss) Before Taxes    (1,800,344)   (3,310,113)     (1,121,813)    (2,650,049)      (801,840)
Taxes                                (36,378)      (62,892)            244          9,019          5,063
Net Profit/(Loss) for Period      (1,763,966)   (3,247,221)     (1,122,057)    (2,659,068)      (806,903)
Deficit, beginning of Period          62,906    (1,701,060)     (4,948,281)    (6,070,338)    (8,729,406)
Deficit, end of Period            (1,701,060)   (4,948,281)     (6,070,338)    (8,729,406)    (9,536,309)
Earnings/(Loss) per Share            $ (0.28)      $ (0.48)        $ (0.17)       $ (0.38)        $(0.09)

Consolidated Balance Sheet Data:

                                                  As at December 31,

                                              1999                  2000
                                              ----                  ----
Working Capital                          $(3,490,127)            $7,562,596
Total Current Assets                       1,643,056             10,826,993
Total Assets                               2,869,254             15,459,525
Total Current Liabilities                  5,133,183              3,264,397
Total Shareholders' Equity                (2,502,406)            10,664,613

Risk Factors

         Investing in our securities will provide you with an equity ownership interest in Belzberg Technologies Inc. As one of our shareholders, your investment will be subject to risks inherent in our business. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this registration statement before deciding to invest in shares of our securities. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment. An investment in our securities involves a high degree of risk.

We have a history of losses, and we expect losses in the future. If we do not achieve and sustain profitability, our business will suffer and our stock price may decline.

         We have incurred net losses in each fiscal year since 1996. In the fiscal years ended December 31, 2000, 1999 and 1998, we incurred net losses of approximately $0.3 million, $2.7 million, and $1.1 million, respectively. We may not achieve our profit or revenue goals, and our losses may continue to grow in the future. As a result, we may never achieve or sustain profitability on a quarterly or annual basis.

Our revenues depend on arrangements with our customers, all of which expire within the next two years. If we are unable to renew these arrangements or make a successful transition to transaction-based fees, our future operating results may suffer.

         All of our agreements expire within the next two years. We may not be able to renew these license agreements on terms that are acceptable to us, and our revenues would therefore decrease.

         In addition, approximately 47% of our revenues as at December 31, 2000 currently are derived from customers whose agreements provide for payment of fixed revenues on a monthly or quarterly basis. Although our business strategy is to transition these customers to transaction-based billing and to implement transaction-based billing with our new customers, we may not be successful in implementing this strategy. The failure to implement transaction-based billing on a widespread basis will likely have a material adverse effect on our revenues and results of operations.

Our dependence on a limited number of customers for a substantial amount of our sales could lead to fluctuations in our operating results.

         Our business depends on sales of our products to a limited number of customers, which may cause fluctuations in our operating results. We do not have long-term contracts with any of our customers. The top five of our customers accounted for approximately 45% of our total revenues during the year ended December 31, 2000. Any of our customers could stop using our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods. The loss of a significant customer would have a material and adverse effect on our revenues and results of operations.

We must continue to overcome significant and increasing competition in order to continue our growth and productivity.

         The market for global Internet trading solutions, intelligent order routing systems, e-Commerce gateways and B2B integration solutions is intensely competitive, fragmented and rapidly changing. We face competition from ITG, NYFIX, 724 Solutions, Reuters, Bloomberg, w-Trade, Ariba and WebMethods. For more information regarding our competitors, please read the section of this registration statement entitled "Business - Competition."

The loss of our key management personnel or our failure to attract and retain additional personnel could adversely affect our business.

         If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Sidney Belzberg, our Chief Executive Officer, Alicia Belzberg, our Executive Vice President, and Secretary, and Donald Wilson, our Chief Operating Officer.

         Our future success also depends on our ability to attract and retain highly qualified personnel. The competition for qualified personnel in the computer software and Internet markets is intense and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased. See "Management."

 We may be unable to adequately protect our proprietary rights. Our failure to protect these rights may significantly impair our competitive position.

         Our success depends to a significant extent on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.

 We have experienced rapid growth, which has placed a strain on our resources, and any failure to manage our growth effectively could cause our business to suffer.

         We have been expanding our operations rapidly and intend to continue this expansion for the foreseeable future. The number of our employees increased from 8 on December 31, 1995 to 78 on December 31, 2000. As of July 1, 2001 we had 108 employees. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources as we integrate and manage new employees, more locations and more customers, suppliers and other business relationships. In the past, we have decided to, and in the future we may need to, improve or replace our existing operational and customer service systems, procedures and controls. Any failure by us to properly manage our growth or these systems and procedural transitions could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracking of our financial results.

Fluctuations in exchange rates between the United States dollar and the Canadian dollar may affect our operating results.

         During the year ended December 31, 2000, approximately 49% of our revenues and corresponding receivables due from customers were in United States dollars. However, a majority of our research and development expenses, customer support costs and administrative expenses are in Canadian dollars. We are exposed to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar through our operations in Canada. For more information regarding historical exchange rates, please refer to the section of this registration statement entitled "Exchange Rate Information."

The securities brokerage industry is subject to extensive government regulation. If Electronic Brokerage Systems, Inc. fails to comply with these regulations, it may be subject to disciplinary or other action by regulatory organizations.

         The securities industry is subject to extensive regulation under both federal and state laws. In addition to these laws, Electronic Brokerage Systems, Inc., a wholly-owned subsidiary, must comply with rules of the Securities and Exchange Commission and The National Association of Securities Dealers, Inc., state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. As a registered broker-dealer, Electronic Brokerage System is subject to numerous regulations covering the securities business, including:

         o   marketing practices;

         o   capital structure, including net capital requirements;

         o   record keeping; and

         o   conduct of directors, officers and employees.

         Any failure to comply with these regulations could subject Electronic Brokerage Systems to censure, fines, the issuance of cease-and-desist orders or the suspension, and/or disqualification of its officers, directors or employees. For more information regarding governmental regulations, please refer to the section of this registration statement entitled "Information On Our Company--Government Regulation."

Our product contains encryption technology whose export is restricted by law, which may slow our growth or result in significant costs.

         The U.S. and Canadian governments generally limit the export of encryption technology, which our product incorporates. A variety of cryptographic products generally require export approvals from certain U.S. government agencies in the case of exports from the U.S. and from Canadian government agencies in the case of exports from Canada, although there are currently no restrictions on exports of these products from Canada into the U.S. If any export approval that we receive is revoked or modified, if our software is unlawfully exported or if the U.S. or the Canadian government adopts new legislation or regulations restricting export of software and encryption technology, we may not be able to distribute our products to potential customers, which will cause a decline in our sales. We may need to incur significant costs and divert resources to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of our customers, in which case, our business may not grow. In addition, we may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to us.

Our revenues could decrease if there is a decline in securities trading activity.

         Because most of our current customers are financial institutions or securities brokerage firms and because we intend to rely more heavily on transaction-based billing in our license agreements, our revenues will be sensitive to changes in the amount of securities trading activity both via the Internet and otherwise.

A decline in Securities trading activity may result from:

         o loss of confidence in the reliability or security of on-line trading systems;

         o changes in government regulation of the securities industry or on-line trading activities; or

         o   a downturn in the stock market.

The market for our products and services may not grow as quickly as we anticipate, which would cause our revenues to fall below expectations.

         The market for our products and services is relatively new and evolving. We earn a substantial portion of our revenue from service fees associated with our E-Commerce Gateway, Order Management System and front-end software. We expect to earn substantially all of our revenue in the foreseeable future from fees relating to these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for protocol translation and order management services. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for enterprise infrastructure software. If this market fails to grow, or grows more slowly than we expect, our sales will be adversely affected.

As we are a Canadian company and most of our assets and key personnel are located in Canada, you may not be able to enforce any U.S. judgment for claims you may bring against us, our assets or our key personnel.

         We are formed under the laws of the Province of Ontario, Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this registration statement are residents of countries other than the United States. Consequently, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in Civil and commercial matters, including judgments under United States federal securities laws. See the "Additional Information--Enforceability of Civil Liabilities Against Foreign Persons" section.

ITEM 4. INFORMATION ON OUR COMPANY

Overview

         We are a leading supplier of advanced electronic trading systems, including order management and routing software, to financial institutions and securities exchanges in the U.S. and Europe. Our customers, which include both stock brokers and their customers, use our trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, or NASDAQ market maker trade management systems. Our products enable traders to execute and manage large volumes of transactions at high speed with great reliability and security.

         Our software was developed as a standard client-server architecture, using either Microsoft Windows NT or Windows 2000 as the underlying operating system. Our Gateway, or server software, is used to handle connections to the stock exchanges and other order execution engines. The front-end tools, or client software, is the collection of software applications used by individual traders on their PC workstations.

         Our Gateway software is capable of connecting traders to every major stock and options exchange in North America, and a growing number of European stock exchanges as well. Securities orders are almost exclusively generated in a protocol that is not understandable by the exchange on which the order is to be executed. Our Gateway automatically, and at high speed, translates the order into the protocol that is used by the securities exchange specified for order execution and transmits the order securely. Once confirmation is received from the relevant securities exchange by our Gateway, the confirmation is retranslated into the same protocol used by the originator of the order and then transmitted to the originator. Our Gateway software is also capable of receiving orders from third party systems, since it supports most if not all of the standard business protocols, such as FIX, CMS, STAMP, XML, SWIFT, used in the financial industry.

         We provide each trader with a suite of front-end software tools, tailored to let them carry out the functions of any trading situation that they require. For example, institutional traders use the single order entry system to enter their orders, and the tradelog to manage their current, outstanding trading positions. Basket traders use the Belzberg basket trading software to send lists of stocks to stock exchanges with a single click of a mouse, and also use the tradelog to watch their positions and incoming executions. Traders that need to keep track of incoming retail orders have software specific to their needs, as do traders that want to watch spreads or engage in arbitrage trading. In many cases, institutions that are customers of participating brokers use Belzberg front-end software to execute their orders directly on electronic markets, eliminating phone calls or other delays in their trading.

         Our core trading products are augmented by a set of complimentary software products that satisfy functions required by traders or other individuals whose jobs are related to trading or managing of stocks or options in a financial institution. Examples of these products are (1) real-time inventory management, (2) straight-through-processing of trading tickets into the back office accounting system, (3) software to handle special requirements of cross-border trading, including automatic conversion of foreign exchange rates, (4) order management software that handles a large inbound flow of retail orders from third party systems, and (5) software that does automatic credit checking upon receipt of internet generated retail order flow.

         Financial institutions such as Merrill Lynch, State Street Brokerage, TD Securities and CIBC World Markets use all or a subset of our trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management, as demanded by each situation. Because of the system's open architecture and flexibility, our products are easily customizable to the customers' needs and are also adaptable for use in other B2B sectors. We intend to deploy our products into other industries where high-speed, high-volume transaction processing and routing is required.

         We generate revenues from:

         o   Subscription based fees consisting of software and data rental

         o   Software development and installation

         o Transaction based fees consisting of a per share and per order fee model

A majority of our revenues are generated on a subscription basis, with software and maintenance provided by us for a per user, per terminal, or flat monthly subscription fee to be connected to our Gateway. As at December 31, 2000, 51% our revenues originated from subscription based fees as compared to December 31, 1999, when 77% of our revenues were received on this basis. This trend reflects the increasing acceptance of our transaction based model established in the second half of 1999, which is overtaking subscription based revenues. As at December 31, 2000, 27.4% or our revenues were received on a transaction based model. This percentage should increase as our order routing system for options begins to generate revenues. For a complete description of our revenue models, see "Item 5. Operating and Financial Review and Prospectus" on page 26.

         Our two principal objectives are:

         o To become the leading provider of intelligent order routing systems enabling high-speed, high-reliability, high-volume and high-security transaction routing and order management for financial institutions and stock exchanges worldwide; and

         o To become a leading provider of intelligent order routing systems for use in other B2B contexts requiring similar transaction processing.

         Our principal executive and registered offices are located at 40 King Street West, Suite 3400, Toronto, Ontario, Canada, M5H 3Y2.

         Our common shares currently are traded on the Toronto Stock Exchange in the Province of Ontario, Canada, under the trading symbol "BLZ."

         In this registration statement, unless otherwise specified or the context otherwise requires, references to "we", "our" and "Belzberg" includes a reference to our subsidiaries which we beneficially own 100% of the outstanding voting shares. Our subsidiaries and the percentage of voting shares that we beneficially own are as follows:

Name of Subsidiary (Jurisdiction)                                   Ownership
---------------------------------                                   ---------

Belzberg Financial Markets & News Inc. (Ontario, Canada)               100%

Belzberg Financial Markets (U.S.A) Inc. (New Jersey, U.S.A.)           100%

Electronic Brokerage Systems, Inc. (Delaware, U.S.A.)                  100%

Belzberg.com.Inc. (Delaware, U.S.A.)                                   100%

eContracts, Inc. (Ontario, Canada)                                     100%

Belzberg B2B Inc. (Delaware, U.S.A.)                                   100%

eContracts Inc. (Delaware, U.S.A.)                                     100%

Acquisitions

         In July 2000, we acquired 100% of the shares of eContracts, Inc. for the purchase price of $150,000 cash plus the issuance of 50,000 shares, to be issued in four separate amounts, at the fair market value of $9.00 per share from our treasury. The first 12,500 shares was issued on closing, the second 12,500 was issued on December 31, 2000, and the remaining 25,000, which was subsequently adjusted to 21,500 shares, will be issued on December 31, 2001 and July 31, 2002 conditional on continued employment of the vendor by the company.

         In July 2000, we acquired the remaining minority interest of 25% of the outstanding shares of Electronic Brokerage Systems, Inc. for the issuance from treasury of 50,000 common shares at the fair market value of $9.00 per share.

Company History

         We were incorporated under the laws of the Province of Ontario on November 30, 1993, under the name Belzberg Financial Markets International Inc., to acquire 100% of the outstanding shares of Belzberg Financial Markets & News Inc. On June 13, 1994, we changed our name to Belzberg Financial Markets & News International Inc. On July 14, 2000, we changed our name to our present name, Belzberg Technologies Inc.

         In 1993, we implemented our first automated interactive securities trading system at a leading Canadian brokerage house. In 1996, we invented and patented a message translation gateway. We developed the Belzberg Internet e-Commerce Gateway by employing this patented technology. Prior to 1996, the trading system utilized only private networks, or Intranets, for connectivity. Our Internet global securities trading system was implemented in 1996, with North American and overseas customers adopting our solution for Internet-based, direct-access trading in the U.S.A. and Canadian markets. In 1998, we introduced the Order Management System, a programmable transaction-routing system that works in tandem with the Gateway, and provides additional functionality to clients. This system routes orders according to customer-defined rules, such as managing credit checks or investor suitability on retail accounts. Also in 1998, we introduced the Real-Time Inventory System to provide additional back-office functionality to the trading system.

Industry Overview

         The globalization of markets and the emergence of the Internet have created new opportunities for the international flow of capital, electronically and in real-time, to sources of highest possible returns. Institutional investors and brokerages are responding to these trends by using the Internet as a convenient and efficient medium for electronic, real-time securities trading. As a globally accessible, fully interactive medium, the Internet is well suited to fulfill the promise of efficient, convenient, real-time global trading.

         We have developed and deployed the Belzberg Trading System, an Internet securities trading infrastructure that gives financial institutions direct access to stock exchanges. The Belzberg Trading System permits traders to securely execute and monitor their trading activities in real-time over the Internet or their institution's Intranet. Belzberg's objective is to create a global electronic trading platform that maximizes investor liquidity and control.

Revenue

       We operate and manage our business in one industry - the financial services sector. We design and market trade execution software primarily for the financial sector. The following information for each revenue stream is reviewed by management:

                                   2000           1999           1998
                                  ------         ------         ------
Revenue
 Recurring software
  routing fees                 $ 6,226,461      $4,526,190     $3,132,090
 Transaction fees                3,276,096         643,912              -
 Software development
  and installation               1,909,349         667,876        459,584
 Other                             539,723          66,121        384,446
-------------------------------------------------------------------------
                               $11,951,629      $5,904,099     $3,976,120
=========================================================================

       We operate internationally with a portion of our business conducted in the United States.

       Information about our geographic operations are given below:


                           2000               1999                1998
                          ------             ------              ------
Revenues
 Canada                $ 6,134,517         $2,479,425          $1,526,052
 United States           5,817,112          3,424,674           2,450,068
-------------------------------------------------------------------------
                       $11,951,629         $5,904,099          $3,976,120
=========================================================================

Total assets
 Canada                $11,831,898         $2,067,073          $1,506,263
 United States           3,627,627            802,181             536,520
-------------------------------------------------------------------------
                       $15,459,525         $2,869,254          $2,042,783
=========================================================================

Capital assets
 Canada                $ 3,112,179         $  958,500          $  394,482
 United States             639,003            186,698              95,555
-------------------------------------------------------------------------
                       $ 3,751,182         $1,145,198          $  490,037
=========================================================================

For a complete description of our revenue models, see "Item 5. Operating and Financial Review and Prospectus."

Products and Services

The Belzberg Trading System

         The Belzberg Trading System consists of the E-Commerce Gateway and the Order Management System. Together with various front-end and back-end applications, the Belzberg Trading System provides a comprehensive solution to the need for a system that can manage an order from its inception to its execution and confirmation.

         Our Trading System requires that the customer have a Windows NT-based server and workstations. A typical installation of our Trading System for a semi-professional trader involves downloading the Single Order Entry front-end application from our website on the Internet. A typical installation of our Trading System for a financial institution usually involves the on-site installation of both front-end applications which may include the Single Order Entry, Basket Trader and Arbitrage Launcher and back-end applications which include Tradelog and TicketWriter. In most cases, our Trading System can be installed on a customer's existing local area network, so the installation may take only a matter of days, though the obtaining of the requisite telecommunications infrastructure may take longer.

         We provide the software that runs the Trading System that connects to stock exchanges, electronic communication networks, client order entry software, and shared network facilities. Third parties provide the hardware, such as computers and routers. The market data provided is a combination of third party market data and data provided by us.

         We can provide market data from third party data vendors in one of three ways, as per the wishes of the customer:

         1. If the customer has previously provided Reuters data internally on their network to their users, our software is capable of accessing this data via the standard Reuters access software.

         2. If the customer uses market data distribution software provided by Townsend Analytics internally on their network, our software can access market data from this server, no matter what source of market data feed the customer uses.

         3. If the customer wants to receive market data provided by us, then all that is required is a data connection from the customer to one of our offices, and the market data will be accessed by the software applications. We take direct feeds from the Toronto Stock Exchange, SIAC, which is the technology division of the New York Stock Exchange, and third party vendors such as Reuters, Townsend Analytics and Comstock. Customers may choose to obtain market data from us for the following reasons:

              a. Many small customers do not have an infrastructure capable of providing market data to their users, either because they don't have staff capable of providing it, or economies of scale do not make sense to provide such an infrastructure for a small number of users. In this case, it is easier and less expensive to use our market data.

              b. Some customers believe that certain data vendors provide more timely data than others, and we allow them to make that choice for themselves. For example, some of our customers believe that our market data from the Toronto Stock Exchange is faster than Reuters and Comstock.

              c. We also provide a depth of market book from a feed called the Toronto Broadcast Feed, or the TBF, that is not available from Reuters or Comstock.

         In all cases, we assist our customers with all of the decisions required to receive market data, whether they want to obtain hardware or software independently, or whether they wish to use our market data service.

         Revenue generating customers are stock exchanges, brokerage houses and institutional clients of brokerage houses. The majority of our revenues come from brokerage houses followed by institutional buy side clients, followed by exchanges. Currently, the NYSE, through their technology division SIAC, is our only revenue-producing exchange. Retail traders provide indirect revenue through brokerage houses that use our system.

         The E-Commerce Gateway

         In 1996, we invented, developed and patented the world's first Internet-based, multi-protocol translation gateway for the securities industry. Since then some of our competitors' trading systems have similar features to ours. Based on this technology, we developed the e-Commerce Gateway, a fully-scalable, high-speed, high-volume, real-time protocol translation and routing engine. Designed to facilitate a wide range of e-Commerce applications, the Gateway transparently translates the format, or protocol, of incoming transaction messages that can be routed to user-specified destinations. Upon completion of the transaction, messages from the destination are retranslated into the appropriate originating protocol, thus enabling seamless and reliable real-time, bi-directional information exchange. The open and flexible architecture of the E-Commerce Gateway allows for a high degree of inter-operability between modern Internet-based applications and back-office systems that run on older systems.

         Our Internet Gateway currently supports translation and routing to the following securities exchanges and electronic communication networks:

                                     NORTH AMERICA                                                  EUROPE
                                     -------------                                                  ------
       Stock Exchanges                 Nasdaq ECNs:             Nasdaq Market Makers:           Stock Exchanges
           New York                      Instinet              Mayer Schweitzer (MASH)              London
           American                       Island                       Herzog                      Frankfurt
           Pacific                  Bloomberg Tradebook               Sherwood
            Boston               Archipelago (Terra Nova)             Tradetek
           Chicago                 Spear Leads Redibook           Cantor Fitzgerald
         Philadelphia              State Street Lattice                Trimark
           Toronto                         EVWAP                       DE Shaw
    Canadian Venture Exch.                 Brut                   Knight Securities
      Options Exchanges                   Strike                   Troster Singer
        Chicago (CBOE)                                                Pershing
        Montreal (MOE)

         The Order Management System

         The Order Management System is a versatile order-processing and management software component that works in concert with the Internet Gateway. Where the Internet Gateway requires that orders specify a destination exchange, the OMS accepts orders and intelligently determines the destination of each order for execution, and sends them to the Internet Gateway for translation and/or transmission. The order flow rules for the OMS can be fully customized, and the OMS is able to check a client's account to ensure that sufficient credit is available to execute the trade.

         To facilitate international securities trading for retail investors, the OMS takes account of the currency in which the order is placed and automatically converts it in real time through a banking network connection to the currency in which the particular stock is traded. The currency conversion feature can be enabled or disabled at the time the order is placed.

         The Wireless Direct-Access Trading System

         In March 2000, the Chicago Board Options Exchange began using wireless, hand-held devices enabled with our Internet Gateway software. Our secure wireless solution provides traders on the floor of the CBOE with direct, encrypted access to stock exchanges around the world through the Internet Gateway. Options traders on the CBOE floor can now hedge their position in options and other derivative instruments by taking positions in the underlying stocks.

Front-End Applications For Institutional Investors

         We offer a range of alternative order-execution software tools for both institutional and retail investors, over wireless and wired connections.

         Single-Order Entry System. The Single-Order Entry System enables investors to create orders and select a range of destinations for order execution from brokerage houses to exchanges. The Single-Order Entry system receives real-time updates on the status of orders and trade confirmation from the destination exchange, through the Internet Gateway and the OMS.

         Basket Trader. The Basket Trader program allows traders to instantaneously execute multiple trades stored in a Microsoft Excel(R) spreadsheet via the Internet Gateway and the OMS. The spreadsheets themselves can be customized to provide desired information as well as additional functions. In many trading systems, the execution of basket trades requires dedicated program code, the development of which can take weeks or even months, with changes to the baskets requiring program code changes. Basket Trader allows each individual user to formulate and adjust his or her "basket" "on the fly" from his or her workstation using Microsoft Excel(R), a program that is familiar to most users.

         Arbitrage Launcher. The Arbitrage Launcher is a powerful portfolio management tool that works with Basket Trader to allow traders to receive real-time market information, monitor stocks 24 hours a day and execute trades automatically when pre-set parameters set by the trader are met. All of these functions are contained within the customized spreadsheet. Although the Arbitrage Launcher does not function in any type of advisory role, the tool can be modified to perform any type of market arbitrage requested by the customer. In some trading systems, developing and implementing an arbitrage can be an arduous process of programming, debugging and adjusting, taking weeks or even months. With Arbitrage Launcher, arbitrages can be formulated, adjusted, tested and launched automatically from a workstation, using the familiar Microsoft Excel(R) spreadsheet.

         Foreign Exchange Calculator. The Foreign Exchange calculator tracks traders' international equity positions in real time in order to notify traders how much foreign currency they need to buy or sell to lock in their profits.

         Tradelog. Tradelog allows traders to view their trades simultaneously, including single, specific and multiple basket orders.

         Real-Time Inventory System. Inventory System integrates into legacy back-office accounting systems. This fully integrated, online inventory assistant/risk management system provides access to traders' real-time inventory and individual account inventories. All positions, average costs, as well as profit/loss and market exposure, are adjusted as trades are received, with current market data provided. Users have the ability to set up sophisticated notification targets based on individual accounts or groups of accounts or instruments.

         Ticketwriter. Ticketwriter eliminates the need to write manual tickets. With this application, the trader can apply foreign exchange rates, commissions and specific settlement dates as fills are received. The Ticketwriter enables full inter-operability with back-office accounting systems in financial institutions such as ISM and ADP, as well as other legacy back-office systems.

Equipment

         As at December 31, 2000, we had acquired to date computer equipment of $968,520 on which $393,056 of amortization had been recorded, leaving a net book value of $575,464, and in addition, had acquired under capital lease to date, computer equipment of $3,160,393 on which $510,935 of amortization had been recorded, leaving a net book value of $2,649,458. Other capital assets consisting of furniture and equipment, and leasehold improvements of lesser acquisition cost and net book value were also shown on our balance sheet.

     Total assets are located in:

         1.  Canada  - $ 3,112,179
         2.  U.S.A - $ 639,003

         Only the assets under capital lease have financial obligations attached. The capital leases generally have a three year term and a 10% buy out provision at the end of the term with the average interest rate on these leases approximating 11% per annum. The remaining annual payments, including interest, on these leases are as follows:

         2001              -        $1,210,000
         2002              -        $1,065,000
         2003              -        $577,000

         Capital asset acquisitions consist of basic infrastructure improvements such as UPS's, computer and communications racks and accessories, workstations, monitors, telephones and equipment, as well as networking equipment consisting of switches, hubs and routers providing connectivity and network access to our offices in Toronto, New York and Chicago.

         Connections are established to some new clients of new routers and servers to meet requirements of quote services with many servers providing gateway services and repositories of trade data. Leasehold improvements and furniture are expended for our increases in occupied space.

         We operate a large enterprise network providing connectivity between our clients, and all of our offices, as well as high speed access to a multitude of destinations for live trade execution. Our core backbone consists of a high-speed triangle formed between Toronto, New York and Chicago. From this core network our customers can reach any other node of the network on an as required basis.

Customers

         We currently have approximately 95 customers in the financial services industry. We do not have long-term contracts with any of our customers. The top five of our customers accounted for approximately 45% of our total revenues as at during the year ended December 31, 2000. Any of our customers could stop using our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods. The loss of a significant customer would have a material and adverse effect on our revenues and results of operations.

         In addition to the financial industry, we are deploying our e-Commerce B2B solutions into other industries, such as raw materials and heavy industry, where high-speed, high-volume transaction processing and routing are required. We currently have two customers outside of the financial industry. The total revenues from these customers have been insignificant.

Government Regulation

         Electronic Brokerage Systems, Inc., a Delaware corporation, is a wholly-owned subsidiary that is a member of the Chicago Board Option Exchange and the National Association of Securities Dealers, Inc.

         The U.S. securities industry is subject to extensive regulation under both federal and state laws. In addition, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. other self regulatory organizations, commonly known as SROs, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. The SEC is the federal agency responsible for the administration of the federal securities laws. Regulation of broker-dealers has been primarily delegated to self-regulatory organizations, principally the NASD and national securities exchanges. The NASD has been designated by the SEC as our self-regulatory organization. The self-regulatory organizations conduct periodic examinations of member broker-dealers in accordance with rules they have adopted and amended from time to time, subject to approval by the SEC. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

         As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets, not protecting creditors or stockholders of broker-dealers. Companies that operate in the securities industry are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees. Neither we nor any of our directors, officers or employees are currently subject to any cease-and-desist orders, suspensions or disqualifications under the rules of any of these regulatory organizations. An adverse ruling in the future against us or our directors, officers or employees, including censure or suspension, could result in us, our directors, officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion.

         Net Capital Requirement

         As a registered broker-dealer, Electronic Brokerage Systems, Inc. is subject to the SEC's uniform net capital rule. The net capital rule is designed to measure the general integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in a relatively liquid form.

         The net capital rule prohibits a broker-dealer doing business with the public from allowing the aggregate amount of its indebtedness to exceed 15 times its adjusted net capital or, alternatively, its adjusted net capital to be less than 2% of its aggregate debit balances (primarily receivables from clients and broker-dealers) computed in accordance with the net capital rule.

         Credit Risk

         Although Electronic Brokerage Systems, Inc is registered as a broker-dealer, we generally do not perform traditional broker-dealer services. We do not act as a market-maker with respect to any securities or otherwise act as a principal in any securities transactions, we act only on an agency basis. Therefore, we do not have exposure to credit risks in the way that traditional broker-dealers have such exposure.

         The relatively low credit risk of our businesses is reflected in the minimal net capital requirements imposed on Electronic Brokerage Systems, Inc. as a broker-dealer.

New Markets

         B2B opportunities are extremely wide ranging in the industrial sector given the breadth of transactions and the trend toward globalization. We have developed expertise and experience in high-speed transaction management within the financial industry and our proven trading solutions and systems may now be strategically exported into the commercial and industrial sectors.

         The commercial and industrial sectors are only beginning to transition their transactions to an online environment. Through the use of online catalogue systems, auction and reverse-auction platforms and simple bulletin-board style sales and purchasing listings, businesses are slowly realizing the great potential of online transactions. Belzberg acquired eContracts, Inc., a Canadian online reverse-auction platform currently working with both industrial and commercial clients in both Canada and the U.S. eContracts, Inc. to give us an entrance into these sectors and an online reverse-auction platform from which to develop our technology. We see the evolution of these online processes into an integrated online exchange-type marketplace, based on Belzberg's financial industry's bid/ask exchange technologies. It will be our ability to manage transactions for commodities and services through our high-speed clearinghouse type web platforms, offering unprecedented price transparency, low-cost information, global exposure and intelligent routing and matching of buyers and suppliers, that will set us apart from the competition.

         Industrial Sector

         Industrial sectors include all types of heavy, medium and light industrial manufacturing operations. Particular emphasis will be given to those industries, which require high volumes of raw material commodity inputs and significant maintenance materials usage. Examples of such industries include metals and mining, oil and gas, food and beverage and the chemical manufacturing sectors. By way of example, eContracts recently concluded an online competitive bid for Stelco, Inc., Canada's largest steel maker, for the purchase of their annual tire and tire related services contract valued at over $1 Million. The 3-hour event concluded with Stelco achieving an unprecedented 29% savings over past prices and traditional purchasing methods. This savings showcases the powerful competitive dynamics of the online bidding model and the potential of an integrated online approach with this process as just one facet is staggering. eContracts continues to work with Stelco as well as several other Canadian and US steel mills.

         Non-industrial/Commercial Sector

         Non-industrial or commercial applications include government, retail sector and professional offices opportunities. Examples of such opportunities include the potential for legal and accounting firm purchasing alliances for such items as paper and office supplies, printing and courier services, real estate expenditures and more. Initial talks have been held with a group including two legal firms and a large accounting firm about the establishment of an office-tower purchasing group that would utilize the eContracts online platform for their combined purchases. Another good example of commercial or non-industrial applications is eContracts continuing relationship with The County of Allegheny, the largest county in Pennsylvania. The County has held two online bidding events for the fulfillment of a $500,000 Janitorial Supplies contract and $80,000 worth of Parks and Recreation chemicals. Additional upcoming events are being scheduled for other purchases including line paint for roadways, heating oil, laboratory testing kits, and more. It is important to note that Allegheny County is one of only a handful of County Governments that have tried online purchasing. There are thousands of Counties in the U.S. that can be targeted once the process and systems are optimized through our Allegheny County relationship.

         Utilizing eContracts reverse-auction platform as a base, the transfer of our technology into the commercial and industrial sectors has already begun. The eContracts software is currently being translated by our personnel into a more dynamic java based language that will allow the faster implementation of trading style modules based on our systems. The eventual creation of online trading opportunities for commodity-type goods and services based on the financial industry model is our ultimate goal.

Competition

         The market for our products and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against ours. We believe that we will compete primarily on the basis of the quality, functionality, ease of integration of our product and the price of our services. As a provider of a comprehensive Internet solution to financial institutions and other e-Commerce businesses, we assess potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, and their client base, geographic focus and capitalization.

         Our current and potential competitors include:

o Software Vendors Focused on Financial Institutions: Our competitors include ITG, Inc., NYFIX, Inc., Reuters Group Plc, and Bloomberg. In addition, various companies active in the Internet banking and brokerage businesses with a primary focus on back-end processing, middleware or front-end personal computer platforms for retail Internet banking are potential competitors. These include companies such as S1 Corporation and TIBCO Software.

o Financial Institutions with In-house Solutions: Financial institutions that develop their own in-house solution with internal expertise and outsourced service providers and products are a primary source of competition. These include Celestial Securities Limited's wireless trading service in Hong Kong; the wireless trading capability developed by Fidelity using Research In Motion's two-way pagers and the wireless trading service offered by DLJ Direct in the U.S.; the wireless brokerage service provided by the on-line broker Fimatex in France; and a wireless banking service offered by Barclays in the U.K.

o Competitors in the B2B order management solutions business include Ariba, Inc., WebMethods, Free Markets Inc., MaterialNet Inc. and Procuri Inc.

         Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and harm our business and operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, achieving customer acceptance or generating higher average selling prices, our gross margins may decline, and our business and operating results may suffer.

Marketing Channels

         We sell our products and services using our own dedicated and experienced sales force with private contacts in the securities industry. Our sales force includes sales and marketing departments in New York and Canada.

Intellectual Property

         We protect our proprietary technology through a combination of contractual confidentiality provisions, trade secrets and patent, copyright and trademark laws. In January of 1999, we were granted United States Patent Number 5,864,827 for a System and Method for Providing an Information Gateway. The patent protects our e-Commerce Gateway, a system that translates the information from a customer or broker's computer system to the information in a financial market's computer system. It receives an acknowledgment from the financial market and translates it back to the customer's system. The technology facilitates electronic stock trading by allowing customers to access any market they choose from a single screen.

         As part of our confidentiality procedures, we generally require our employees, clients and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. In addition, we generally require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These efforts afford only limited protection.

         There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of Internet-related solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industries increasingly overlaps.

Description of Property

         We currently lease approximately 22,000 square feet at 40 King Street West, Toronto, Ontario. This facility currently houses our technical, administrative and executive offices. We also lease approximately 6,500 square feet at 55 Broad Street, New York, New York and approximately 1,000 square feet at 141 West Jackson Blvd., Chicago, Illinois.

         The following sets forth additional information concerning our facilities:

                                                                           Expiration Date of    Approximate Number
                   Location                      Principal Use                   Lease            of Square Feet
          40 King Street West          Technical, administrative            October 31, 2009           22,000
          Toronto, Ontario              and executive offices
          55 Broad Street              Marketing, service and support       January 31, 2008            6,500
          New York, New York           offices
          141 West Jackson Blvd.       Electronic Brokerage Systems,        July 31, 2002               1,000
          Chicago, Illinois            Inc. headquarters, marketing
                                       offices

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

         The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this Form 20-F. This document contains certain forward-looking statements including, among others, anticipated trends in the our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

         We derive our revenue from software and data rental, software development and installation, and transactions fees.

Software and Data Rental

         Generally, software and data rental consists of repeating monthly flat rate charges to customers that are based upon the numbers of users of our system or the number of terminals in use at that customer's premises. These charges do not vary with volume and generally are based upon one year or longer-term contracts. These customers are either in our Toronto or New York operations, and our loss rate of customers has been insignificant.

         In more recently acquired customers, if market conditions permit, we attempt to have new contracts specify fees based upon the greater of a charge per share, or a basic monthly charge. The number of new contracts structured upon this new basis is currently not significant.

         We expect this model to improve both our gross revenue and our net profit over time, depending on how widely this model is accepted by our customers.

Software Development and Installation

         There are two types of revenue in this category. When we install a new customer, there is generally a small installation charge, and in certain cases, the installation charge can be greater. This one-time charge is intended to recover the initial labor and materials cost of installing our system. Revenue from these installations is not significant, and in order to properly match revenues and expenses, these revenues are recognized when our system is operational and when the customer has commenced using our systems, which is approximately the time frame in which the expense of installation is incurred.

         In certain other cases, we will undertake to create some custom software, but only for customers that request this customization as part of a commitment to install our systems. The number of contracts to create software are very limited in number, as we do not regard ourselves as in the business of creating software for customers. This revenue is recognized on a percentage of completion basis as the software is delivered to the customer, is accepted by the customer, and access to our systems progresses.

Transaction Fees

         Transaction fees are either charges to customers based on a fee per share transacted through our routing systems, or on a fee per trade transacted through our routing systems. The fee per trade model has only recently been implemented and revenue from this model is currently insignificant. We do not expect this model to affect our revenue stream significantly as it is only used as a sales tool to give greater flexibility to our sales efforts.

         All revenue from our Chicago operation is based on transaction fees. We expect that transaction fees will continue to grow at a faster rate than monthly software and data rental revenue. Revenue based upon transaction fees is often more acceptable to customers as their volumes bear direct costs in relation to those volumes, rather than a basic charge which does not fluctuate with volume. We find that transaction fee revenue is often more profitable than monthly repeating fees, as the customers have less resistance to fees that mirror their activity.

         Transaction fees through our Chicago operation also have the potential to be more profitable as the volume per customer tends to be greater, while the costs remain equivalent.

         We commenced with our transaction fee model in June 1999 and the revenues from this model have grown steadily, increasing from $643,912 in 1999 to $3,276,096 in 2000. Although we have found the demand for flat rate charges continuing to be strong, we expect that transaction fee revenue will increase at a greater pace. As this type of revenue is more profitable, this trend will positively impact our bottom line. Because we have a base charge in many contracts, we do not expect any large variation in revenues as a result of fluctuations in volume due to hot markets or downturn markets.

Overview of Year 2000

         In 2000, the Company experienced significant growth in many areas, including a doubling of revenue, a large increase in staff and facilities, the acquisition of eContracts Inc., and the acquisition of the remaining minority interest in Electronic Brokerage Systems Inc. All companies in the group are now 100% owned subsidiaries.

         Revenue increased by 102.4% over the previous year to $12.0 million from $5.9 million in 1999. Operating expenses on a percentage basis were 108.1% of sales in 1999 and dropped to 60.5% of sales in 2000. Research and development expenditures dropped from 30.4% of sales in 1999 to 16.8% of sales in 2000.

         Earnings before other expenses, interest, taxes, depreciation and amortization, of $1.1 million (10% of sales) in 2000 compare to a loss of $2.4 million in 1999. The Company's balance sheet also improved over the year. Liquid assets (cash and receivables) increased in 2000 to $10.5 million from $1.5 million in 1999. An additional $4.8 million was added to this amount by a private placement, which closed in January 2001, subsequent to the year-end.

         Following shareholder approval at the Company's 2000 Annual and Special Meeting, the Company changed its name to Belzberg Technologies Inc to better reflect the diversity of its operations. In addition, the common shares of the Company were split on a 5:1 basis to bring greater liquidity to its shareholders, and a formal stock option plan was approved.

         In November 2000, the Company's shares began trading on the Toronto Stock Exchange under the symbol BLZ. The Company also filed Registration Statement 20-F with the Securities and Exchange Commission, the first step necessary to be listed in the United States as a foreign issuer.

         Shareholders' equity was increased through private placements and the exercise of options by management and staff totaling $10.8 million and an additional private placement of $4.8 million, completed in January 2001.

Acquisitions

eContracts Inc.

         In July 2000, the Company acquired all of the outstanding shares of eContracts Inc. for cash consideration of $150,000, and the issuance of 46,500 common shares from Treasury at a price of $9.00 per share. The shares are to be issued in four separate installments by December 31, 2002. The first two installments were issued by December 31, 2000 and the remaining two are conditional upon key management remaining. They will be recorded, when issued, as `employee compensation' and amortized over the period until the shares are actually issued. For the period up to December 31, 2000, this compensation expense amounted to $56,940 and was recorded as an addition to share capital and as an employee expense.

         eContracts is a business-to-business (B2B) marketplace and developer of online procurement and supply chain integration solutions. It provides an internet-based, online negotiations platform allowing buyers and sellers to participate in real-time bidding sessions for industrial parts, raw materials and services.

Electronic Brokerage Systems, Inc.

         In July 2000, the Corporation acquired the remaining 25% minority interest in this Company for the sum of $450,000 paid by the issuance of 50,000 common shares from Treasury at a price of $9.00 per share.

         Electronic Brokerage Systems (EBS) gives Belzberg Technologies greater connectivity in the North American equity and options markets and is a key component of the Company's strategy. EBS is a broker-dealer and is a member of the Chicago Board Options Exchange (CBOE) and, subsequent to year-end, the National Association of Securities Dealers (NASD).

         As a result of this acquisition, the Company is embarking upon a significant upgrading of the EBS facilities, thereby adding a third major component to the Company's seamless Toronto and New York (and now Chicago) network.

Operating Results

Revenues

              Revenues by Country for the years ended December 31,

($ 000s)          2000        % Change        1999      %  Change        1998
--------          ----        --------        ----      ---------        ----


Canada            $6,135       147.5%        $2,479      62.5%          $1,526
USA               $5,817        69.8%        $3,425      39.8%          $2,450


         Gross revenue increased from $4.0 million in 1998 to $6.0 million in 1999 (an increase of 50%), and to $12.0 million in 2000 (an increase of 100%). Revenue growth occurred in both US and Canadian operations, as illustrated in the chart above.

Revenues by Segment
                         For the years ended December 31

                                  % of                              % of                              % of
                                  Total                              Total                             Total
     ($ 000s)         2000       Revenues*    % Change      1999    Revenues     % Change      1998   Revenues*
     --------         ----      ----------    --------      ----   ----------    --------      ----  -----------
Recurring
Subscription Fees    $ 6,227        52%          38%       $4,526      77%          44.5%     $3,132     79%
Transaction Fees     $ 3,276        27%         408%       $  644      11%            --      $    0      0%
Software
Development &
Installation         $ 1,909        16%         186%       $  668      11%            45%     $  460     12%

Other                $   540         5%         718%       $   66       1%           (83%)    $  384      9%
Totals               $11,952                    102%       $5,904                     48%     $3,976

         Belzberg derives its revenues from three primary sources. Beginning in the second half of 1999, the Company established a transaction-based fee model with a number of its clients, in addition to its subscription service. In the subscription service model, clients pay a monthly fee to be connected to the Belzberg Gateway. In 2000, 52% of the Company's revenue originated from subscription based fees as compared to 1999, when 77% of its revenue was received on this basis. This trend, evidenced in a growing market, reflects the increasing acceptance and success of the transaction-based model, which is rapidly overtaking subscription-based revenues. In 2000, the first full year of operation for the transaction model, the Company earned $3.3 million, or 27% of its annual revenues from this revenue source. This percentage should increase as the Company's new Options ECN, based upon the transaction fee model, begins to generate revenues. Other activities, which include custom software development and related services, accounted for approximately 12% of revenue in 1999 and 21% in 2000. The Company expects this revenue stream to be a significantly smaller percentage of the overall business in future years.

         Since acquiring the eContracts division in the second half of the year, the Company's focus was on integrating it into the overall operation of the Company. This required initial upgrading and revision of its Internet platform to Belzberg standards. The Company is implementing a number of technical improvements to eContracts, which should add a great deal of flexibility and ease of use for both bidders and purchasers. This effort will continue through 2001. Sales efforts will commence in 2001.

Revenues by Country and Segment

For the years ended December 31

                          2000                          1999                           1998
                          ----                          ----                           ----

($000s)                   Subscription   Transaction    Subscription    Transaction    Subscription    Transaction
                          Fee Revenue    Fee Revenue    Fee Revenue     Fee Revenue    Fee Revenue     Fee Revenue
                          -----------    -----------    -----------     -----------    -----------     -----------
Canadian Operations       $3,358         $  558         $2,012          $203           $1,115          $0
US Operations             $2,869         $2,781         $2,514          $441           $2,017          $0
Totals                    $6,227         $3,276         $4,526          $644           $3,132          $0

Cost of Revenues

Gross Profit for the years ended December 31
                            2000                   1999                1998
                            ----                   ----                ----
Revenue                   $11,952                 $5,904              $3,976

Cost of Revenue           $ 4,532                 $2,173              $1,164

Gross Profit              $ 7,420                 $3,731              $2,812

Gross Profit %                62%                    63%                 71%

         In 1997 the Company created the initial platform of the infrastructure that exists today. This resulted in a large increase in capacity and in revenues in 1998, resulting in an unusually high gross profit in 1998.

         In mid-1999, the transaction fee model was established which resulted initially in an increase in direct costs and a lower gross margin over the year because of the increase in capacity. Transaction fees were first recorded in the third quarter of 1999.

         In the third quarter of 1999, the Company established operations in Chicago, which again necessitated an increase in direct costs and a lower gross margin over the year. A meaningful increase in order flow through Chicago started in the fourth quarter.

         As the Company continues to expand its markets and capacity, direct costs are also expected to stabilize.

         The change in the Company's revenue mix, with an increasing proportion being generated by transaction fees, is not expected to have a significant effect on the gross margin. Costs do not vary in relation to the change in mix of recurring revenues, as the different core revenue sources do not have directly attributable costs.

Selling, general and administrative expense as a Percentage of Revenue

                         For the years ended December 31

Operating Expenses                             2000           1999        1998
                                               ----           ----        ----
Revenue                                       $11,952        $5,904      $3,976
Sales and marketing, and Administrative       $ 5,593        $4,343      $2,705
Expenses
% of Sales                                        47%           74%         68%

         The Company's rapid expansion is also reflected in the increases in Sales and marketing expenses, and in Administrative expenses. These expenses are increasing as the Company establishes an infrastructure to support its sales efforts and the administrative overhead necessary for a larger enterprise.

         However, the rate of growth of these expenses is not significant in comparison to the growth in sales and size of the Corporation.

         The number of employees of the Company grew from 32 in 1998, to 48 in 1999, to 78 in 2000. We currently have 108 employees.

Research and development

Table of Research and Development as a Percentage of Revenues

                         For the years ended December 31

                                               2000            1999       1998
                                               ----            ----       ----
Revenue                                       $11,952         $5,904     $3,976
Research and development Expenditures         $ 2,010         $1,794     $1,092
% of Sales                                        17%            30%        28%


         In order to continue to expand the connectivity to markets and increase its customer base, the Company is committed to continuing its research and development program and continues to employ more people in this area. Expenditures rose from $1.1 million in 1998 to $1.8 million in 1999 and to $2.0 million in 2000. This is an increase of 64% and 12% respectively. However, as indicated in the table above as a percentage of revenue, research and development has dropped from 28% of revenues in 1998 to 17% of revenues in 2000.

         The excellence of the Company's products is a result of the continued research and development program. As the revenues of the Company increase, although the expenditures on research and development will grow, the amount spent will decrease as a percentage of revenues.

         Research and development is conducted at the Company's offices in Toronto, Canada. The Canadian federal and provincial governments support research and development through a series of refunds based on a percentage of expenditures and/or credits against income taxes payable. The Company follows the policy of not recording such benefits until the amount and timing of such refunds are reasonably assured. In 2000, the Company recorded the benefit of $1.2 million as a reduction in research and development expenses. As the Company is now listed on the Toronto Stock Exchange, future reimbursements will only be obtainable as a credit against income taxes payable in Canada.

Capital Assets & Amortization

         Capital asset acquisitions were $151,000 in 1998, $583,000 in 1999, and $3.9 million in 2000. These expenditures included infrastructure and connectivity improvements for our customers, to the Company's offices in Chicago, New York, and Toronto. Other expenditures were for leasehold improvements and furniture.

         Belzberg operates a large enterprise network providing connectivity between its clients, its offices, and high-speed access to a multitude of destinations for live trade execution. The Company's core network consists of a high-speed triangle formed between Toronto, New York and Chicago. From this network, the Company's customers can reach any other node of the network as required.

         Amortization of these assets is usually on a three-year straight-line basis, except for leasehold improvements and certain furniture. The increase in amortization expense from $106,000 in 1998, to $220,000 in 1999, and to $794,000 in 2000 is a reflection of these expenditures.

Capital Leasing and Interest on Obligations Under Capital Lease

         Interest on capital leases was $30,000 in 1998, $25,000 in 1999, and $166,000 in 2000. Because of the significant amount of expenditures on capital assets necessitated by expansion of its infrastructure, the Company decided in the fourth quarter of 2000 to finance the acquisition of capital assets through a capital leasing program instead of paying cash. This change in policy resulted in an increase in assets acquired under capital lease from $432,000 at the end of 1999 to $3.2 million at the end of 2000.

         Capital lease obligations increased from $409,000 at the end of 1999 to $2.3 million at the end of 2000. The term of these lease obligations closely parallels the amortization policy on these assets, thereby matching the payment for these assets against their use.

Stock Exchange Listing Costs

         The costs of the Company's listing on the Toronto Stock Exchange (TSE) in November 2000 and the filing of Form 20-F to the Securities and Exchange Commission (SEC) have been shown as a separate line item, as they are non-recurring. The Company's application to the SEC as a Foreign Issuer is proceeding in 2001 but no significant additional costs are expected.

Foreign Exchange

         The Company is based in Canada and operates in both Canada and the US. It earns revenues, therefore, in both the Canadian and American dollar and incurs expenses in both, depending on the source and location of the subsidiary engaging in the transaction. The Company reports its financial results in Canadian dollars.

         The gain/loss on any currency conversion has not been a significant factor in the Company's profit or loss nor is it expected to be in the future.

Analysis of Operations
                         For the years ended December 31

($000s)                          2000       % of Revenues      1999           % of Revenues      1998         % of Revenues
-------                          ----       -------------      ----           --------------     ----         -------------
Revenue                        $11,952                        $5,904                            $3,976
Gross profit                   $ 7,420         62.1%          $3,731              63.2%         $2,812            71%
Total Operating expenses       $ 7,236         60.5%          $6,381             108.1%         $3,934            99%
Sales and marketing            $ 2,801         23.4%          $1,874              31.7%         $1,316             8%
Administrative                 $ 2,793         23.4%          $2,469              41.8%         $1,388            35%
Research and Development       $ 2,011         16.8%          $1,794              30.4%         $1,092            27%
Expenditures

         As can be seen from this chart, the Company's revenues continue to increase at significant rates, while the cost of sales and all other expenses decreased as a percentage of sales from 1999 to 2000.


Earnings Before Other Expenses, Interest, Taxes, and Amortization

                         For the years ended December 31

                                                        2000                  1999                  1998
                                                        ----                  ----                  ----
Net Loss                                            $ (346,062)           $(2,659,068)          $(1,122,057)
Interest on Long Term Debt                             166,393                 25,123                30,154
Income Taxes                                             5,063                  9,019                   244
Amortization                                           842,276                219,591               106,238
Deferred Stock Compensation Expense                     56,940                      -                     -
Stock Exchange Listing Costs                           525,198                      -                     -
Earnings (Loss) Before Other Expenses, Interest,    $1,249,808            ($2,405,335)            ($985,421)
Taxes and Amortization

Comparison of 2000 to 1999

         Earnings Before Other Expenses, Interest, Taxes and Amortization in 2000 is $1.25 million, as compared to a 1999 loss of $2.4 million. The Company is very confident about our future growth even while absorbing the costs of a rapid expansion.

Comparison of 1999 to 1998

         Losses Before Other Expenses, Interest, Taxes and Amortization of $2.4 million and $1million in 1999 and 1998, respectively, resulted from the large expansions in those years, in comparison to the revenues of the Company. Increases in revenues in 2000 were made possible by these large expenditures.

Liquidity and Capital Resources

         In 2000, the Company achieved a significant improvement in liquidity. As at December 31, 2000 the Company had over $5.6 million in cash and short-term investments, as compared to bank indebtedness at December 31, 1999 of $17,000. Accounts receivable of $3.8 million and amounts receivable of $1.2 million for a total of $5 million at December 31, 2000 compared to $1.5 million a year earlier.

         Subsequent to year-end, a private placement netting $4.8 million was completed through the issuance of 333,334 shares from Treasury.

         As at December 31, 2000, a new bank line of credit of $1.0 million plus $1.0 million for letters of credit (if required), had been arranged, but not utilized. The Company arranged this credit facility for contingencies.

         The Company is debt-free except for capital lease obligations.

Improvement in Shareholders' Equity

         Shareholder's equity as at December 31, 2000 was $10.7 million compared to a deficiency at December 31, 1999 of $2.5 million.

         In 1999, the Company issued 825,000 common shares upon the exercise of share options by employees and directors for proceeds of $775,000. In 2000, the Company issued 899,000 common shares upon the exercise of share options by employees and directors for proceeds of $3.2 million.

         In 2000, the Company issued 2,088,800 common shares from Treasury for net proceeds of $8.3 million in private placements.

Stock Based Compensation

         The Company has a policy of granting employee and management stock options. Stock options are not issued as employee compensation but rather are considered as an inducement by the Company to its employees to share in the future growth of the Company. Stock options serve as a powerful tool to attract and retain key employees and helps to align the interests of employees with shareholders.

         Stock options are issued at the fair market value or greater at the date of their issuance. Granting, vesting, and expiry of options are governed by the Company's stock option plan adopted at the Company's Annual and Special General meeting in June 2000. Vesting for new options issued is usually over a three-year period, and is usually contingent on the employee remaining employed by the Company.

         As at December 31, 2000, the Company had 3,889,500 options outstanding to all parties with exercise prices ranging from $3.00 to $18.00 per share. 3,130,500 of those options were vested. This compares to 3,397,500 options outstanding at December 31, 1999 of which 3,247,000 were vested.

Warrants

         The Company has 1,800,000 warrants outstanding that were issued in conjunction with the private placements received in 2000, each warrant allowing the holder to purchase one common share at a weighted average price of $6.38.

Compensation Expense

         Under US GAAP, options issued to persons who are not employees or directors of the Company are valued under the Black-Scholes method. The valuation obtained is considered as additional deferred stock compensation, and is amortized over the life of the option as an additional expense. This expense under U.S. GAAP was $460,841 in 2000.

Research and Development

         It is the Company's policy to maintain on staff a permanent research & development department, that furthers the development of the Company's products. This department has grown over the past three years, but is not expected to continue these significant increases in the near term.

         Expenditures, which were primarily wages, were $1,092,000 in 1998, $1,794,000 in 1999, and $2,011,000 in 2000. Expenditures are expected to continue at the year 2000 pace with modest increases.

Trends

         There are currently no identifiable trends that would alter the current policy, nor are there any outstanding commitments, other than employment and consulting contracts in the normal course of business, that would have a significant effect on the company, its use of cash, or its operations.

         The Company is unable to determine any effect in the near future if it would make any change in its Research & Development policy, although in the long term, Belzberg is determined to maintain its competitive advantage by continuing to support a strong effort in research & development.

         The Company claims refunds of a portion of these expenditures from the Canadian Government as part of the Canadian Governments' support of Research & Development in Canada. Income from these refunds is only recognized at the time the amount to be received can be assured. The Company expects to collect the refund in 2001 based upon its claims for past years expenditures.

         Starting in 2001, Belzberg will receive an offset against future income taxes payable, rather than a refund. The amounts cannot be determined at this time.

Goodwill

         In the year ended December 31, 2000, Belzberg had goodwill of $800,350. Part of the goodwill arose from the acquisition in July 2000 of the 25% of Electronic Brokerage Systems Inc. that was held by a minority interest at a cost of $450,000 through the issuance of capital stock. Electronic Brokerage Systems, Inc. is expanding its presence as a Broker-Dealer in the Securities industry in the United States and is already providing a significant addition to the revenue, connectivity and profits of Belzberg. Effort will continue to be put into expanding this subsidiary's presence and connectivity.

         The balance of the goodwill arose from the acquisition of eContracts, Inc, an online web-based facility that markets to industrial, commercial and public organizations, the ability to procure supplies or materials through an interactive auction bidding site. The auctions are held at specific times and suppliers are encouraged to participate in the auction in an effort to bid the lowest price and gain the contract. eContracts intends to charge a percentage of the bid amount to the purchasing organization. The first such auction was held in late 1999 and Belzberg feels that eContracts has the potential to gain a significant foothold in the Business to Business services area. Goodwill is amortized equally over a 7 year period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         Directors and senior management. The following table sets forth certain information concerning our directors and senior management:


Name                     Age                Position
----                     ---                --------
Sidney H. Belzberg       42                 Chairman and Chief Executive Officer
                                              & Director
Alicia Belzberg          47                 Executive Vice President, Secretary
                                              and Director
Donald W. Wilson         49                 Chief Operating Officer and Director
Lawrence J. Cyna         52                 Chief Financial Officer and Director
Stephen Sadler           49                 Director
Dr. William Gnam         38                 Director
John L. Engels           64                 Director

         Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

         Sidney H. Belzberg, has been the Chairman and Chief Executive Officer since he co-founded Belzberg in 1993. Mr. Belzberg is married to Alicia Belzberg. From 1987 to 1992, Mr. Belzberg was President of Eastern Datacom Systems Ltd. Mr. Belzberg holds a Bachelor of Science degree from the University of Alberta.

         Alicia Belzberg, has been the Executive Vice President, Secretary and a Director since she co-founded Belzberg in 1993. Ms. Belzberg is married to Mr. Belzberg. From 1989 to 1992, Ms. Belzberg was General Manager of Eastern Datacom Systems Ltd. Ms. Belzberg holds a Bachelor of Arts degree from Concordia University.

         Donald W. Wilson, has served as Chief Operating Officer of Belzberg since June 1994. Prior to joining the Company, from 1991 to 1994, Mr. Wilson was employed at Gordon Capital Corporation, in Toronto, Canada, where he was Manager of Information Systems. Mr. Wilson holds a Masters degree in Music from the University of Toronto.

         Lawrence J. Cyna, has served as Chief Financial Officer of Belzberg since April 1999. Prior to joining Belzberg, Mr. Cyna was a Senior Partner at Cyna & Co., Chartered Accountants, in Toronto, Canada. Mr. Cyna is a Chartered Accountant and recipient of the Founder's Prize for academic achievement from the Canadian Institute of Chartered Accountants. Mr. Cyna is also a Certified Public Accountant, having obtained his accreditation from the American Institute of Certified Public Accountants with distinction in 1999.

         Stephen Sadler, has been a Director of Belzberg since October 28, 1997. Since 1997, Mr. Sadler has been the Chairman and CEO of Enghouse Systems Limited, a world leading software engineering company that develops Geographic Information Systems based solutions for Telecommunications and Utility companies. He is also Chairman of Helix Investments Corporation, a venture capital firm, a position which he has held since 1997. Mr. Sadler served as President and CEO of Geac Computer Corporation from 1990 to 1996, as Vice Chairman from 1996 to 1998, and as Senior Advisor in 1999. Mr. Sadler is currently a director of several high-tech private and public companies, including Open Text Corporation, a leading provider of collaborative commerce applications, such as Livelink(R), and Cyberplex Multimedia Inc., one of North America's leading Internet professional services companies. Mr. Sadler has a Master of Business Administration degree, Chartered Accountant's designation, and Honours Bachelor's degree in Applied Science and Engineering .

         Dr. William H. Gnam, has been a Director of Belzberg since June 13, 1994. Dr. Gnam is a Harvard- trained economist and a researcher at the University of Toronto. He has a Master of Science degree from Oxford University, England, where he was a Rhodes scholar, and a Medical Doctor degree from University of Calgary.

         John L. Engels, has been a Director of Belzberg since June 28, 2001. Mr. Engel has been the Chairman and Chief Executive Officer of Letteau Ltd. since 1976. Mr. Engels is also Chairman of Assets International Inc., a publisher of financial service industry publications. Prior to 1996, Mr. Engels managed the North American Securities Division of UBS Securities beginning in 1987. In addition, Mr. Engels ran the Equities Division of First Boston Corporation from 1982 to 1987.

Directors and Committees

         The term of office of each director is until the next annual meeting of stockholders and until a successor is elected and qualified or until the director's death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the board of directors.

         We have (i) an Audit Committee composed of Alicia Belzberg, Dr. William Gnam and Stephen Sadler, and (ii) a Compensation Committee composed of William Gnam and Stephen Sadler.

         The Compensation Committee is responsible for reviewing the level and form of compensation payable to the senior officers of Belzberg and for establishing the human resource and conduct policies of the Company.

         The Audit Committee oversees our financial reporting process and internal controls and consults with management and the independent auditors on matters related to the annual audit, accounting policies and the audit procedures being applied.

Employment Agreements

         Belzberg and Donald W. Wilson are parties to an employment agreement, dated as of August 15, 1996. The employment agreement terminates on the date that the following first occurs:

    o    For cause
    o    By Mr. Wilson upon written notice
    o By Belzberg provided that twenty-four (24) months prior written notice or payment in lieu of such notice is given.

The employment agreement provides for a base salary of Cdn.$144,000 per year, which may be increased annually at the board of directors' sole discretion. In addition, the board of directors at its discretion may also pay bonuses to Mr. Wilson from time to time. Mr. Wilson is entitled to participate in any benefit or stock option plan the Company may have.

         The employment agreement also contains a prohibition against competing with the Company for a period of three (3) years after the termination of the agreement.

         Belzberg and Lawrence J. Cyna, C.A., are parties to an employment agreement, dated as of April 6, 1999. The employment agreement terminates on the date that the following first occurs:

    o    For cause
    o    By Mr. Cyna upon written notice
    o By Belzberg, provided that the initial contract of 36 months (and thereafter 12 months) prior written notice or payment in lieu of such notice is given.

The employment agreement provides for a base salary of Cdn.$250,000 per year, which may be increased annually at the board of directors' sole discretion. In addition, the board of directors at its discretion may also pay bonuses to Mr. Cyna from time to time. Mr. Cyna is entitled to participate in any benefit or stock option plan the Company may have, and is entitled to an additional 50,000 options for a five year period on each anniversary date of the signing of his employment contract.

                           Summary Compensation Table

         The following table sets forth certain information regarding compensation we paid to our senior management during the years ending December 31, 2000, 1999, and 1998.

==================================================================================================================================
                                     Annual Compensation                         Long-Term Compensation Awards
                                 ------------------------------------------------------------------------------
                                                                                  Awards                Payouts
                                                                         --------------------------------------
                                                                         Securities     Restricted
                                                                            Under        Shares or
                                                      Other Annual         Options      Restricted       LTIP         All Other
 Name and Principal              Salary      Bonus    Compensation         Granted      Share Units     Payouts     Compensation
     Position            Year    (Cdn.$)      ($)          ($)                #             ($)           ($)            ($)
----------------------------------------------------------------------------------------------------------------------------------
Sidney H. Belzberg,      2000    310,696      Nil                              Nil          Nil           Nil            Nil
Chairman, President,     1999    315,816      Nil          Nil             550,000          Nil           Nil            Nil
and Chief                1998    214,788      Nil          Nil                 Nil          Nil           Nil            Nil
Executive Officer                                                                                                        Nil
----------------------------------------------------------------------------------------------------------------------------------
Alicia Belzberg,         2000    298,685      Nil                              Nil          Nil           Nil            Nil
Executive Vice           1999    310,993      Nil          Nil             550,000          Nil           Nil            Nil
President                1998    222,203      Nil          Nil                 Nil          Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------
Donald W. Wilson,        2000    247,685      Nil                              Nil          Nil           Nil            Nil
Chief Operating          1999    234,471      Nil          Nil             550,000          Nil           Nil            Nil
Officer                  1998    214,788      Nil          Nil                 Nil          Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Cyna,        2000    168,919      Nil          Nil                 Nil          Nil           Nil            Nil
Chief Financial          1999     51,189      Nil          Nil                 Nil          Nil           Nil            Nil
Officer
==================================================================================================================================

         Options Granted During the Most Recent Financial Year. The following table sets out certain information relating to options granted during the most recent financial year to our senior management:

======================================================================================================
                                                        Percent of
                                      Number of           Total
                                      Securities       Options/SARS
                                      Underlying        Granted to     Exercise or
                                     Options/SARS      Employees in     Base Price
          Name                        Granted #        Fiscal Year      ($/Share)    Expiration Date
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Lawrence J. Cyna                        50,000            3.59%          $10.00       April 9, 2007
  Chief Financial Officer
======================================================================================================

         Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values. The following table sets out certain information relating to options exercised by our senior management during the most recent financial year and the value of unexercised in-the-money options held by such person as of December 31, 2000:

============================================================================================================================
                               Securities                         Unexercised Options at         Value of Unexercised
                              Acquired on     Aggregate Value             FY-End            in-the-Money Options at FY-End
                                Exercise         Realized                  (#)                           (US$)
           Name                   (#)              (US$)        Exercisable/Unexercisable      Exercisable/Unexercisable
----------------------------------------------------------------------------------------------------------------------------
Sidney H. Belzberg,             200,000          1,554,000             500,000/Nil                   3,209,500/Nil
Chairman, President and
Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------------
Alicia Belzberg, Executive      200,000          1,554,000             500,000/Nil                   3,209,500/Nil
Vice President
----------------------------------------------------------------------------------------------------------------------------
Donald W. Wilson,               200,000          1,554,000             500,000/Nil                   3,209,500/Nil
Chief Operating Officer
----------------------------------------------------------------------------------------------------------------------------
Lawrence Cyna,                  250,000          1,879,000              50,000/Nil                    150,000/Nil
Chief Financial Officer
----------------------------------------------------------------------------------------------------------------------------
Dr. William Gnam,                 Nil               Nil                 50,000/Nil                    250,000/Nil
Director
----------------------------------------------------------------------------------------------------------------------------
Stephen Sadler,                 175,000            700,000             175,000/Nil                        Nil
Director
============================================================================================================================

         Compensation of Directors. Our directors who are not officers or employees receive cash compensation of $10,000 per annum and $1,000 per meeting attended in person and $500 per meeting attended by telephone for services provided in their capacities as directors. In addition, we reimburse directors for expenses incurred by them in their capacity as directors for attending meetings. We currently do not maintain directors and officers liability insurance for our directors and officers.

         Stock Option Plan. Our directors adopted the 2000 Stock Option Plan. Stock options are not issued as employee compensation but rather are considered as our inducement to our employees to share in our future growth. We have a well trained, loyal and technologically advanced workforce. Stock options are an important tool in attracting and maintaining this highly skilled group of people.

           Under the 2000 Stock Option Plan, 6,000,000 shares of common stock have been authorized for issuance as incentive stock options or non-incentive stock options. At December 31, 2000, 4,789,000 options have been granted. Under the 2000 Stock Option Plan, options may be granted, at the discretion of our audit or compensation committees, to key employees, officers, directors or consultants of Belzberg.

         Stock options are issued at the fair market value or greater at the date of their issuance. Granting, vesting and expiry of options are governed by our stock option plan adopted at the annual general meeting in June 2000. Vesting for new options issued is usually over a three-year period, and is usually contingent on the employee remaining employed by Belzberg.

         Subject to certain restrictions, the 2000 Stock Option Plan may at any time be terminated and from time to time be modified or amended by our board of directors.

         As of July 1, 2001, options were outstanding to purchase 3,921,900 shares of our common stock under the 2000 Stock Option Plan, at exercise prices ranging between $3.00 and $18.00.

         Employees. As of July 1, 2001, we employed 108 full-time employees. Of these, 15 were in administration, 7 in sales and marketing and 86 in technical and customer service. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement.

Share Ownership

         For a description of share ownership in our Company by each of our directors and executive officers, see "Item 7--Major Shareholders."

         For a description of options granted to our directors and executive officers, see "Item 10--Additional Information--Options."

         For a description of arrangements involving our employees in the capital of Belzberg, see "Item 6--Directors, Senior Management and Employees--Stock Option Plan."

Item 7. Major Shareholders

         Major shareholders. We record our common shares on our transfer agent's books in registered form. Some of our shares are registered in the name of intermediaries, such as brokerage houses and clearing houses, on behalf of their clients and, as a result, we do not know the identity of the beneficial owners. As far as we know, we are not directly or indirectly owned or controlled by a corporation or foreign government nor is there any arrangement, the operation of which may, in the future, result in a change of control.

         As at July 1, 2001, a total of 11,028,424 common shares in our capital stock were issued and outstanding.

         The following table sets forth our beneficial ownership of each director and person known to us owning, directly or indirectly, 5% or more of our issued and outstanding common shares.

                                                                     Number of Shares
    Title of Class           Identity of Person or Group           Beneficially Owned(1)       Percent of Class(2)
    --------------           ---------------------------           ---------------------       -------------------
Common Shares                Alicia Belzberg*                          4,526,500(3)                   39.2%

Common Shares                Sidney Belzberg*                          4,116,650(4)                   35.6%

Common Shares                Donald W. Wilson                            900,000(5)                    8.1%

Common Shares                Stephen Sadler                              600,000(6)                    5.4%

Common Shares                Dr. William Gnam                             56,000(7)                     **

Common Shares                Lawrence J. Cyna                            275,000(8)                    2.5%

* Ms. Alicia Belzberg and Mr. Sidney Belzberg are husband and wife. ** Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2) Percentages are based upon the assumption that the named shareholder has exercised all of the currently exercisable options he or she owns which are currently exercisable or exercisable within 60 days and that no other shareholder has exercised any options he or she owns.

(3) Includes (i) 1,689,000 shares owned by Ms. Belzberg directly, 37,500 shares held indirectly through Cibex Ltd., a corporation controlled by Ms. Belzberg, (ii) 500,000 shares which may be issued pursuant to options owned by Ms. Belzberg, which options are currently exercisable, (iii) 750,000 shares in which Ms. Belzberg retains the voting power pursuant to a voting agreement with Benvie Holdings Ltd., (iv) 750,000 shares in which Ms. Belzberg retains the voting power pursuant to a voting agreement with Golden Art Enterprises Inc., and (v) 800,000 shares in which Ms. Belzberg retains the voting power pursuant to a voting agreement with Newstar Securities Ltd. See "Voting Agreements" below.

(4) Includes (i) 1,316,650 shares owned by Mr. Belzberg directly, (ii) 500,000 shares which may be issued pursuant to options owned by Mr. Belzberg, which options are currently exercisable, (iii) 750,000 shares in which Mr. Belzberg retains the voting power pursuant to a voting agreement with Benvie Holdings Ltd., (iv) 750,000 shares in which Mr. Belzberg retains the voting power pursuant to a voting agreement with Golden Art Enterprises Inc., and
    (v) 800,000 shares in which Mr. Belzberg retains the voting power pursuant to a voting agreement with Newstar Securities Ltd. See "Voting Agreements" below.

(5) Includes (i) 400,000 shares owned by Mr. Wilson directly, and (ii) 500,000 shares which may be issued pursuant to options owned by Mr. Wilson, which options are currently exercisable.

(6) Includes (i) 350,000 shares owned by Mr. Sadler directly, and (ii) 250,000 shares which may be issued pursuant to options owned by Mr. Wilson, which options are currently exercisable.

(7) Includes 6,000 shares owned directly by Dr. Gnam and (ii) 50,000 shares which may be issued pursuant to options owned by Dr. Gnam, which options are currently exercisable. Does not include 75,000 options that are not currently exercisable.

(8) Includes (i) 159,480 shares owned directly by Mr. Cyna, (ii) 15,520 shares owned indirectly through his wife, and (iii) 100,000 shares which may be issued pursuant to options owned by Mr. Cyna, which options are currently exercisable.

         None of our major shareholders have different voting rights.

Voting Agreements

         Sidney H. Belzberg, Alicia Belzberg entered into separate voting agreements with the following parties:

Date                        Party                                  Common Shares                    Warrants
----                        -----                                  -------------                    --------
June 26, 2000               Benvie Holdings Ltd.                      275,000                        275,000
February 14, 2000           Newstar Securities Ltd.                   275,000                        275,000
February 14, 2000           Newstar Securities Ltd.                   125,000                        125,000
February 14, 2000           Golden Art Enterprises                    375,000                        375,000
June 26, 2000               Benvie Holdings Ltd                       100,000                        100,000

Pursuant to the terms of each voting agreement Sidney H. Belzberg and Alicia Belzberg have been granted the right jointly and severally to vote such common shares with respect to:

(i)      the election of directors;
(ii)     the appointment and remuneration of the auditors; and
(iii) all other maters requiring the approval of the board of directors except extraordinary matters, as defined in the voting agreements.

         The voting agreement terminates upon the earlier of:

(i)      the death or legal incapacity of Sidney H. Belzberg and Alicia
         Belzberg;
(ii)     the date upon which the aggregate number of common shares that Sidney
         H. Belzberg, Alicia Belzberg are entitled to vote represents less than 3% of the outstanding shares of Belzberg; or
(iii)    the fifth anniversary of the voting agreement.

         The voting agreements were entered into as part of the private placements. Due to a significant number of shares being issued, it was felt advisable that these agreements be entered into in order to ensure that the shares issued would not have a material effect on control of the corporation. The agreements provided that the purchasers are not restricted from disposing of any of the common shares purchased at any time in one or more open market transaction or by other means to any bona fide arm's length third party. The agreements ceased to apply in respect of any common shares so disposed of immediately following such disposition.

Item 8. Financial Information

         Legal proceedings.  None.

         Dividend policy. We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common stock. However, if dividends are declared by our board of directors, all shares of common stock will participate equally in the dividends and in net assets in the event of the liquidation of Belzberg.

Item 9. The Offer and Listing

         Our common stock trades on the Toronto Stock Exchange in the Province of Ontario under the symbol "BLZ". The TSE is monitored by the Ontario Securities Commission. Our common stock began trading on the TSE on November 17, 2000. Before we were listed on the TSE, our common stock was traded on the Canadian Dealing Network under the symbol "BELZ."

           On July 14, 2000, we effected a 5-for-1 stock split of our common stock. Our common stock is not currently traded on any US trading market, however we do plan on applying for listing on the Nasdaq National Market. The high and low closing trading prices for each full financial quarter of our common stock are listed in the following chart.

                                                       HIGH            LOW
                        PERIOD                        (Cdn.$)        (Cdn.$)
                        ------                        -------        -------

    Year Ended December 31, 1999:*
             Fourth Quarter......................       6.00           4.90

    Year Ended December 31, 2000:
             First Quarter.......................      14.40           3.80
             Second Quarter......................      10.60           6.40
             Third Quarter.......................      19.70           7.00
             Fourth Quarter......................      20.00          12.50

    Year Ended December 31, 2001:
             First Quarter.......................      14.50           7.50

The high and low closing trading prices for each month, since December 2000, of our common stock are listed in the following chart.

                                                       HIGH            LOW
                        PERIOD                        (Cdn.$)        (Cdn.$)
                        ------                        -------        -------

                December 2000                          16.50          12.50
                January 2001                           14.50          12.10
                February 2001                          13.00           9.40
                March 2001                             10.25           7.50
                April 2001                              8.98           6.50
                May 2001                                10.0           7.50

-------------
* Restated to reflect the 5-for-1 stock split of our common stock effective July 14, 2000.

         We are listing our common stock, with no par value, pursuant to Section 12(g) of the Exchange Act of 1934. Our shares of common stock are in registered form when issued. All of the shares outstanding are "restricted shares" within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

         As of July 1, 2001, there were 11,028,424 shares of our common stock outstanding, there were approximately 337 registered holders of our common stock, of which approximately 5% of the total outstanding common stock was held by 11 registered holders located in the United States.

Item 10.  Additional information

         Common stock. We presently are authorized to issue an unlimited number of shares of our common stock, no par value per share. As at July 1, 2001, we had 11,028,424 shares of our common stock issued and outstanding.

         The holders of our common stock will elect all directors and are entitled to one vote for each share. All shares of our common stock will participate equally in dividends if declared by our board of directors, and in net assets in the event of the liquidation of Belzberg. All shares of our common stock presently outstanding are duly authorized, validly issued, fully paid and non-assessable by Belzberg. Our shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

         Options. Set forth below is a table summarizing the 3,921,900 outstanding options to purchase shares of our common stock as of July 1, 2001.

                                                      Exercise Price
                                  Securities Under     Per Security
             Name                 Options Granted    (Cdn.$/Security)    Date of Grant         Expiration Date
             ----                 ---------------    ----------------    -------------         ---------------
Sidney H. Belzberg,                   100,000              5.00           August 17, 1999          August 16, 2006
Chairman, President and Chief         400,000              5.00        September 15, 1999       September 30, 2007
Executive Officer

Alicia Belzberg,                      100,000              5.00           August 17, 1999          August 16, 2006
Executive Vice President              400,000              5.00        September 15, 1999       September 30, 2007

Donald W. Wilson,                     100,000              5.00           August 16, 1999          August 16, 2006
Chief Operating Officer               400,000              5.00        September 15, 1999       September 30, 2007

Lawrence Cyna,                         50,000             10.00             April 6, 2000            April 6, 2007
Chief Financial Officer                50,000              7.00             April 9, 2001            April 9, 2008

Dr. William Gnam,                      50,000              5.00        September 15, 1999       September 30, 2007
Director                               75,000             16.75        September 14, 2000       September 14, 2005

Stephen Sadler,                       175,000              5.00         November 15, 1999        December 31, 2002
Director                               75,000             16.75        September 14, 2000       September 14, 2005

Directors and Officers as a         1,975,000          See above                See above                See above
group(6)

Employees:

Carolina Onetto (Bastidas)              1,000              3.00             July 31, 1997            July 31, 2007
Mathew Benson                          10,000              8.00            March 31, 2001               March 2006
Igor Borukhov                           5,000              3.00           August 31, 1998       September 30, 2007
Igor Borukhov                           5,000             10.00              June 4, 2001             June 4, 2006
Deanna Brown                              500              5.00          October 12, 1999       September 30, 2007
Jeanna Brown                              500              5.00          October 12, 1999       September 30, 2007
Karla Brown                             8,000              5.00        September 30, 1996       September 30, 2007
Hilda Chan                             10,000              7.00            April 28, 2000            July 18, 2007
Natasha Essar                             500              5.00         November 30, 1998       September 30, 2007
Walter Fitzgerald                      40,000              3.00          January 31, 1997       September 30, 2007
Walter Fitzgerald                     100,000              5.00         November 10, 1999        November 30, 2007
Walter Fitzgerald                      30,000              8.00            March 22, 2001           March 22, 2006
Charles Feuillan                       10,000              8.00            March 31, 2001           March 31, 2006
Gaylea Granillo                         5,500              5.00              May 31, 1996             May 31, 2006
Bjoern Hinrichsen                       7,500              5.00          October 12, 1999       September 30, 2007

                                                      Exercise Price
                                  Securities Under     Per Security
             Name                 Options Granted    (Cdn.$/Security)    Date of Grant         Expiration Date
             ----                 ---------------    ----------------    -------------         ---------------
Tonya Hutter                              500              5.00          October 12, 1999       September 30, 2007
Dan Humphrey                            7,500              5.00          October 12, 1999       September 30, 2007
Ferenaz Jeraj                          60,000              3.00          October 31, 1996       September 30, 2006
Navdeep Jhajj                           7,500              5.00          October 12, 1999       September 30, 2007
Aleksander Kuperberg                   20,000              4.48             July 26, 1999       September 30, 2007
Audrey Liddell                          2,000              5.00              May 31, 1997       September 30, 2007
Lily LeGoff                             2,000             18.00         November 15, 2000        November 15, 2005
Ron Livshits                            8,400              5.00         November 30, 1997       September 30, 2007
Aaron McDonnell                         2,000              7.60            April 24, 2000           April 24, 2007
Glenn McSkimming                       25,000              7.60            April 27, 2000            July 27, 2005
James Manios                           60,000              3.00              May 31, 1996       September 30, 2006
Stephen Martin                         60,000              3.00              May 31, 1996       September 30, 2006
James McGiffin                          5,000              8.00            March 31, 2001           March 31, 2006
Veronica Medrano                          500              5.00             July 31, 1997       September 30, 2007
Daniel Mulbehill                       10,000              8.00            March 31, 2001           March 31, 2006
Shelby Nelson                           4,000              5.00             July 31, 1998       September 30, 2007
Shelby Nelson                           5,000              5.00             July 31, 1998       September 30, 2007
Gregory Nutt                            4,000              5.00          October 12, 1998       September 30, 2007
Kevin O'Day                             3,000              8.00            March 31, 2001           March 31, 2006
Silvino Palmer                         19,500              5.00         December 31, 1996       September 30, 2007
Gus Protopapas                          2,500              5.00          October 12, 1999       September 30, 2007
Gregory Perry                           7,500              5.00           August 31, 1997       September 30, 2007
Chirs Peter                            60,000              3.00              May 31, 1996       September 30, 2006
Mark Rajcher                           20,000              5.00         December 31, 1998       September 30, 2007
Robert Sheehan                         50,000              5.00        September 15, 1999       September 15, 2002
Robert Sheehan                        100,000              8.00            March 31, 2001           March 31, 2006
George Smith                            3,000              8.00            March 31, 2001           March 31, 2006
Robert Smith                            1,000              3.00              May 31, 1996       September 30, 2006
Robert Smith                           12,500              5.00              May 31, 1996       September 30, 2007
Tracey Smith                              500              5.00            August 1, 1999       September 30, 2007
Joe Sullivan                           12,000              8.00            March 31, 2001           March 31, 2006
Zizhuang (Strong) Tang                 25,000              5.00          October 28, 1997       September 30, 2007
Zizhuang (Strong) Tang                 27,500              8.50             July 28, 2000            July 28, 2005
Yan Teplitsky                          21,000              5.00           August 31, 1997       September 30, 2007
Mary Vorvis                           125,000             8-12.00          August 4, 2000           August 4, 2007
James Williams                          5,000              3.00          October 31, 1996       September 30, 2006
James Williams                         50,000              3.00          October 31, 1996       September 30, 2007
Alan Wong                              60,000              3.00              May 31, 1996       September 30, 2006
Bardya Ziaian                          98,000              7.50           August 18, 2000          August 18, 2007
Bardya Ziaian                          25,000              5.00          October 28, 1997       September 30, 2007
Bardya Ziaian                           2,000              5.00           August 30, 2000       September 30, 2007
Consultants:
Natone Enterprises Limited            375,000              9-15            August 4, 2000           August 4, 2007
Brad Shoup                            200,000              7.00            April 17, 2000           April 17, 2005
7952330 Ontario Ltd.                   75,000             15.00          January 31, 2001        November 30, 2003
Bucephale Investment Managament        30,000             15.00          January 26, 2001         January 25, 2003
Liddington Limited                     20,000              8.00              May 11, 2001           March 31, 2003

         Warrants. As at July 1, 2001, Belzberg had issued 1,800,000 share purchase warrants with various private placements of its common shares. Each share purchase warrant may be exercised at the below-referenced exercise price to purchase one (1) common share. Set forth below is a table summarizing all outstanding share purchase warrants of the Company's common stock.

                                                      Exercise Price
                                  Securities Under     Per Security
             Name                 Options Granted    (Cdn.$/Security)    Date of Grant         Expiration Date
             ----                 ---------------    ----------------    -------------         ---------------
Newstar Securities Ltd.               275,000              4.00            February 10, 2000     February 10, 2005
                                      125,000              5.00            February 14, 2000     February 14, 2005
Benvie Holdings Ltd.                  275,000              4.00            February 10, 2000     February 10, 2005
                                       50,000              4.00                June 21, 2000         June 21, 2005
Golden Art Enterprises Inc.           375,000              5.00            February 14, 2000     February 14, 2005
Gryphon bond Fund limited             600,000             10.00            February 14, 2000      February 8, 2003
Winton Capital Holdings Ltd.           50,000            (US) 5.17             March 9, 2000        March 15, 2002
Royter & Co.                           50,000              4.00                June 15, 2001         June 21, 2005

Since December 31, 2000, we have extended expiration dates on certain warrants.

Memorandum and Articles of association

         The following presents a description of certain terms and provisions of our articles of incorporation and by-laws.

         General

         We were incorporated in the Province of Ontario, Canada on November 30, 1993 and operate under the Business Corporation Act (Ontario).

         Our corporate objectives and purpose are unrestricted.

         Directors

         The by-laws of Belzberg provide that a director who has a material interest in any transaction with Belzberg shall disclose such interest and shall not vote on any resolution to approve the transaction.

         The by-laws of Belzberg provide the following borrowing powers, subject to the Business Corporations Act (Ontario) for the directors:

         -    borrow money upon the credit of Belzberg;
         - issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of Belzberg, whether secured or unsecured;
         - to the extent permitted by the Business Corporations Act (Ontario), give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of Belzberg to secure performance of any present or future indebtedness, liability or obligation of any person; and
         - mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Belzberg including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of Belzberg, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee.

         Annual and special meetings

         The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing directors or the president shall determine. Notice of meetings are sent out to shareholders not less than 21 nor more than 51 days before the date of such meeting.

Exchange controls

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Stock, other than withholding tax requirements.

         There are no limitations under the laws of Canada or the Province of Ontario, or in the constating documents of the Company, with respect to the right of non-resident or foreign owners to hold or vote the Common Stock of the Company other than those imposed by the Investment Canada Act.

         The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

         The Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of $184 million for transactions closing in 1999 for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, the Company believes that it would likely become a "non-Canadian" which is a "WTO investor." Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

         Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

         Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

         To date, the Investment Canada Act has had no practical effect on the Company's operations and/or financial condition. Moreover the Investment Canada Act has not and will not create an impediment to an unsolicited take-over of the Company as the Company's asset base is approximately Cdn$9,250,000 as at June 30, 2000. Accordingly any proposed take-over of the Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least Cdn$184 million before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

Taxation

         The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

Certain Canadian Federal Income Tax Consequences

         The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds the Company's Common Stock and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act") is not and has never been resident or deemed to be resident in Canada, deals at arm's length with the Company, holds his/her Common Stock as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Common Stock in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

         The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices, and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") although no assurances can be given that such Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CCRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders and prospective holders of the Company's Common Stock should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority. Any Non-Resident Holder who acquires Common Stock other than from the Company may be required to obtain from the vendor a certificate pursuant to section 116 of the Act (described below) unless the Common Stock is listed on a prescribed stock exchange (as described below) or, after reasonable inquiry, the purchaser had no reason to believe the vendor was a non-resident of Canada within the meaning of the Act.

Dividends on Common Stock

         Dividends paid or credited or deemed under the Act to be paid or credited on the Company's Common Stock held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on the Company's Common Stock held by a Non-Resident Holder who is resident in the United States for purposes of the Canada- United States Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15%.

Disposition of Common Stock

         A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition of shares of the Company's Common Stock unless at the time of such a disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder.

         Shares of Common Stock of the Company acquired pursuant to this offering will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSE) at that time unless at any time during the sixty month period immediately preceding the disposition of such shares of the Company's Common Stock, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together will all such persons, owned 25% or more of the shares of any class or series of the capital stock of the Company. For this purpose, a Non-Resident Holder will be considered to own any share in respect of which such holder or a person not dealing at arm's length with such holder has an interest or option or other right to acquire. Under certain circumstances, shares of Common Stock of the Company may be deemed to be taxable Canadian property. In the event that shares of the Company's Common Stock constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition of the Company's Common Stock held by a Non-Resident Holder who is resident in the United States for purposes of the Canada-United States Income Tax Convention will generally not be subject to Canadian tax unless the value of the shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment or fixed base which such holder has or had in Canada within the 12 month period preceding the disposition.

         A purchase of shares of Common Stock by the Company (other than a purchase of shares of Common Stock in the open market in the manner in which shares would normally be purchase by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by the Company on the purchase exceeds the paid-up capital of such shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident Holder's adjusted cost base of such shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the shares of the Company's Common Stock to the Non-Resident Holder for purposes of computing the Non-Resident Holder's capital gain or loss under the Act.

Certain United States Federal Income Tax Consequences

         The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's Common Stock. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -Certain Canadian Federal Income Tax Consequences" above.)

         The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Common Stock and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's Common Stock.

Holders

         As used herein, a "U.S. Holder" means a holder of the Company's Common Stock who is a citizen or individual resident of the United States, a Company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold the Company's Common Stock as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Company's Common Stock as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Company's Common Stock.

Distributions on the Company's Common Stock

         U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Company's Common Stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Company's Common Stock and thereafter as gain from the sale or exchange of the Company's Common Stock. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a Company. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

         Dividends paid on the Company's Common Stock will not generally be eligible for the dividends received deduction provided to Companies receiving dividends from certain United States Companies. A U.S. Holder which is a Company may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

         Under current temporary Treasury Regulations, dividends paid on the Company's Common Stock, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax, however, dividends paid, and the proceeds of a sale of Company's Common Stock, in the U.S. through a U.S. or U.S. related paying agent (including, a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. It should be noted, however, that under proposed Treasury Regulations which are not yet effective and which are only to be applied prospectively, any dividends paid on the Company's Common Stock will be subject to information reporting and potential 31% U.S. backup withholding tax. Whether and when such proposed regulations will become effective cannot be determined at this time.

Foreign Tax Credit

         A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Common Stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Company's Common Stock

         A U.S. Holder will recognize gain or loss upon the sale of the Company's Common Stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's Common Stock. This gain or loss will be capital gain or loss if the Company's Common Stock are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are Companies (other than Companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

         In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Common Stock.

Foreign Personal Holding Company

         If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold the Company's Common Stock would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

         If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Company's Common Stock to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

         As a foreign Company with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in
Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning Common Stock of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the Common Stock of the PFIC are owned, in addition to treatment of gain realized on the disposition of Common Stock of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime of Section 1291. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. The provision will apply to taxable years of U.S. persons beginning after 1997, and taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. The Company believes that it was not a PFIC for its fiscal years ended December 31, 1996 and 1997. The Company may have been a PFIC in earlier fiscal years and may be a PFIC in its current and subsequent fiscal years. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning the PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

Controlled Foreign Company

         If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes the U.S. 10-percent shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those U.S. shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of stock by a holder of Common Stock of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules generally will be eliminated for 10-percent U.S. shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the provision generally will treat the foreign corporation as a non-PFIC with respect to 10-percent U.S. shareholders of the CFC. The change generally will be effective for taxable years of U.S. persons beginning after 1997, and for taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules are provided for stock held by PFIC shareholders subject to the rules applicable to non-qualified funds. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Stock of the Company, a more detailed review of these rules is outside of the scope of this discussion.

Dividend Restrictions

         We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common stock. We currently intend to retain any earnings for reinvestment in our business. However, if dividends are declared by our board of directors, all shares of common stock will participate equally in the dividends and in net assets in the event of the liquidation of Belzberg.

         Transfer agent and registrar. Computer Share Investor Services, 100 University Avenue, 11th Flr., Toronto, Ontario M5J 2YI acts as transfer agent and registrar for the our common stock.

Experts

         The financial statements as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors , as stated in their report appearing herein , and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Enforceability of Civil Liabilities Against Foreign Persons

         We are formed under the laws of the Province of Ontario, Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this registration statement are residents of countries other than the United States. Consequently, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in Civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments. However, a judgment of a U.S. court predicated solely upon civil liability under the United States federal securities law would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes but there is still uncertainty whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Item 11. Quantitative and qualitative disclosure about market risk

         Not applicable.

Item 12. Description of securities other than equity securities

         Not applicable.

                                     PART II

Item 13. Defaults, dividend arrearages and delinquencies

         Not applicable

Item 14. Material modifications to the rights of security holders and use of proceeds

         Not applicable

Item 15. [reserved]

Item 16. [reserved]

                                    PART III

Item 17. Financial statements

         Our financial statements filed as part of this registration statement are listed in Item 19. Financial Statements and Exhibits.

         All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to United States GAAP.

Item 18. Financial Statements

         Not applicable.

Item 19. Financial statements and exhibits

(a)      Financial Statements


1. Deloitte & Touche LLP Auditors' Report on consolidated balance sheets of Belzberg Technologies Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and of cash flows for the years ended December 31, 2000, 1999 and 1998.

2. Consolidated balance sheets of Belzberg Technologies Inc. as at December 31, 2000 and 1999.

3. Consolidated statements of operations and deficit for the years ended December 31, 2000, 1999 and 1998.

4. Consolidated statements of cash flows for the years ended December 31, 2000, 1999 and 1998.

5. Notes to the consolidated financial statements of Belzberg Technologies Inc. for the years ended December 31, 2000, 1999 and 1998.

(b)  Exhibits

Exhibit No.                Description
-----------                -----------

1.1 Articles of Incorporation of Belzberg Financial Markets International Inc. dated November 30, 1993.**

1.2 Articles of Amendment of Belzberg Financial Markets International Inc. dated June 13, 1994.**

1.3 Articles of Amendment of Belzberg Financial Markets and News International Inc. dated May 14, 1996.**

1.4 Articles of Amendment of Belzberg Financial Markets and News International Inc. dated July 14, 2000.**

1.5  By-laws of Belzberg Technologies Inc.**

2.1  Form of common stock certificate.**

3.1  Stock Option Plan.**

3.2 Lease, dated February 28, 2000 for space located at 40 King Street West, Toronto, Ontario. **

3.3 Voting Agreement between Benvie Holdings Ltd. and Sidney H. Belzberg and Alicia Belzberg dated February 10, 2000.**

3.4 Voting Agreement between Golden Art Enterprises Inc. and Sidney H. Belzberg and Alicia Belzberg dated February 14, 2000.**

3.5 Voting Agreement between Newstar Securities Ltd. and Sidney H. Belzberg and Alicia Belzberg dated February 10, 2000.**

3.6 Amended and Restated Voting Agreement between Newstar Securities Ltd. and Sidney H. Belzberg and Alicia Belzberg dated February 14, 2000.**

3.7  Employment Agreement, dated August 15, 1996, with Donald W. Wilson.**

3.8  Employment Agreement, dated April 5, 1999, Lawrence J. Cyna**

--------------------
** Incorporated by reference to the companys registration statement on Form 20-F filed on December 18, 2000.

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement in its behalf.

                                              BELZBERG TECHNOLOGIES INC.





                                              By:/s/ Larry Cyna
                                                 ------------------------
                                              Name: Larry Cyna
                                              Title: Chief Financial Officer

Date: July 16, 2001

Consolidated Financial Statements of

BELZBERG TECHNOLOGIES INC.
(formerly Belzberg Financial Markets &
News International Inc.)

December 31, 2000 and 1999

(in Canadian dollars)

Deloitte & Touche LLP
5140 Yonge Street, Suite 1700
Toronto, ON  M2N 6L7
Canada

Tel: (416) 601 6150
Fax: (416) 229 2524
www.deloitte.ca                                                         Deloitte
                                                                        & Touche


Auditors' Report

To the Shareholders of
Belzberg Technologies Inc.
(formerly Belzberg Financial Markets & News International Inc.)

We have audited the consolidated balance sheets of Belzberg Technologies Inc. (formerly Belzberg Financial Markets & News International Inc.) (the "Corporation") as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
February 23, 2001


Comments by Auditors for U.S. Readers on Canada -
U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the financial statements. In the fiscal year 2000, the Corporation implemented the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3465, Accounting for Income Taxes. The impact of this change in accounting policy is set out in Note 2 to the financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
February 23, 2001
--------
Deloitte
Touche
Tohmatsu
--------

BELZBERG TECHNOLOGIES INC.
(formerly Belzberg Financial Markets & News International Inc.)
Consolidated Balance Sheets
December 31, 2000 and 1999
(in Canadian dollars)

---------------------------------------------------------------------------------------------------------------------

                                                                                      2000                   1999
                                                                                   -----------            ----------
ASSETS

CURRENT
     Cash                                                                          $ 5,641,924            $        -
     Accounts receivable                                                             3,749,620             1,409,085
     Government assistance receivable                                                1,149,779               126,073
     Prepaid and sundry assets                                                         285,670               107,898
---------------------------------------------------------------------------------------------------------------------
                                                                                    10,826,993             1,643,056
RESTRICTED CASH (Note 3)                                                                81,000                81,000
CAPITAL ASSETS (Note 4)                                                              3,751,182             1,145,198
GOODWILL, net of accumulated amortization
     of $47,711 (Note 5)                                                               800,350                     -
---------------------------------------------------------------------------------------------------------------------
                                                                                   $15,459,525            $2,869,254
=====================================================================================================================

LIABILITIES

CURRENT
     Bank indebtedness (Note 6)                                                    $         -            $   17,044
     Accounts payable and accrued liabilities (Note 7)                               1,370,967             2,655,753
     Deferred revenue                                                                1,031,144             1,135,057
     Current portion of obligations under capital lease (Note 8)                       862,286               170,689
     Note payable (Note 9)                                                                   -             1,154,640
---------------------------------------------------------------------------------------------------------------------
                                                                                     3,264,397             5,133,183
DEFERRED REVENUE                                                                       112,424                     -
OBLIGATIONS UNDER CAPITAL LEASE (Note 8)                                             1,418,091               238,477
---------------------------------------------------------------------------------------------------------------------
                                                                                     4,794,912             5,371,660
---------------------------------------------------------------------------------------------------------------------

COMMITMENTS (Note 14)

SHAREHOLDERS' EQUITY (DEFICIENCY)

CAPITAL STOCK (Note 10)                                                             17,957,181             6,227,000
WARRANTS (Note 10)                                                                   1,782,900                     -
DEFICIT                                                                             (9,075,468)           (8,729,406)
---------------------------------------------------------------------------------------------------------------------
                                                                                    10,664,613            (2,502,406)
---------------------------------------------------------------------------------------------------------------------
                                                                                   $15,459,525            $2,869,254
=====================================================================================================================

APPROVED ON BEHALF OF THE BOARD

/s/ A. Belzberg    Director

/s/ Sid Belzberg   Director

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2000, 1999 and 1998
(in Canadian dollars)

---------------------------------------------------------------------------------------------------------------------

                                                                      2000               1999                1998
                                                                  -----------        ------------        ------------
REVENUE                                                           $11,951,629        $ 5,904,099         $ 3,976,120

COST OF REVENUE                                                     4,531,421          2,172,738           1,164,429
---------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                        7,420,208          3,731,361           2,811,691
---------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
     Sales and marketing                                            2,800,675          1,874,096           1,316,526
     Administrative                                                 2,792,774          2,468,519           1,388,518
     Research and development
        Expenditures                                                2,010,663          1,794,081           1,092,068
        Government assistance                                      (1,149,779)                 -                   -
     Amortization                                                     842,276            219,591             106,238
     Interest on long-term debt                                       166,393             25,123              30,154
     Interest income                                                 (226,993)                 -                   -
---------------------------------------------------------------------------------------------------------------------
                                                                    7,236,009          6,381,410           3,933,504
---------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE OTHER ITEMS                                    184,199         (2,650,049)         (1,121,813)

STOCK EXCHANGE LISTING COSTS                                          525,198                  -                   -

INCOME TAXES (Note 11)                                                  5,063              9,019                 244
---------------------------------------------------------------------------------------------------------------------

NET LOSS                                                             (346,062)        (2,659,068)         (1,122,057)

DEFICIT, BEGINNING OF YEAR                                         (8,729,406)        (6,070,338)         (4,948,281)
---------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                              $(9,075,468)       $(8,729,406)        $(6,070,338)
=====================================================================================================================

BASIC LOSS PER SHARE                                              $     (0.04)       $     (0.38)        $     (0.17)
=====================================================================================================================

WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING COMMON SHARES                                      9,635,780          7,015,635           6,795,575
=====================================================================================================================

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2000, 1999 and 1998
(in Canadian dollars)

---------------------------------------------------------------------------------------------------------------------

                                                                      2000               1999                1998
                                                                  -----------        ------------        ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Net loss                                                     $  (346,062)       $(2,659,068)        $(1,122,057)
     Items not affecting cash
        Amortization of capital assets                                794,565            219,591             106,238
        Amortization of goodwill                                       47,711                  -                   -
        Amortization of gain on disposal of capital assets            (28,370)                 -                   -
        Write-down of leasehold improvements                                -            112,500                   -
        Services rendered for
           capital stock consideration (Note 10)                      200,000                  -                   -
        Compensation expense (Note 5)                                  56,940                  -                   -
---------------------------------------------------------------------------------------------------------------------
                                                                      724,784         (2,326,977)         (1,015,819)
     Changes in non-cash working capital
        items (Note 12)                                            (4,965,935)           898,384           1,029,792
---------------------------------------------------------------------------------------------------------------------
                                                                   (4,241,151)        (1,428,593)             13,973
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Purchase of capital assets                                    (1,295,030)          (582,592)           (151,547)
     Proceeds from disposal of capital assets                         767,020                  -                   -
     Acquisitions (Note 5)                                           (183,050)                 -                   -
---------------------------------------------------------------------------------------------------------------------
                                                                     (711,060)          (582,592)           (151,547)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Note payable                                                           -          1,154,640                   -
     Repayment of note payable                                     (1,154,640)                 -                   -
     Repayment of obligations under capital lease                    (815,322)          (146,213)           (127,578)
     Proceeds on issuance of common shares                         10,798,241          1,097,532             119,460
     Proceeds on issuance of warrants                               1,782,900                  -                   -
---------------------------------------------------------------------------------------------------------------------
                                                                   10,611,179          2,105,959              (8,118)
---------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
     POSITION DURING THE YEAR                                       5,658,968             94,774            (145,692)

(BANK INDEBTEDNESS) CASH,
     BEGINNING OF YEAR                                                (17,044)          (111,818)             33,874
---------------------------------------------------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS),
     END OF YEAR                                                  $ 5,641,924        $   (17,044)        $  (111,818)
=====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
     Value of share capital issued for
        acquisitions of subsidiaries                              $   675,000        $         -         $         -
     Value of share capital issued for services                   $   200,000        $         -         $         -
     Value of share capital recorded for
        compensation expense (Note 5)                             $    56,940        $         -         $         -
     Acquisition of capital assets with debt                      $ 2,686,533        $         -         $         -
     Interest paid                                                $   166,393        $   104,365         $    30,154
     Income taxes paid                                            $         -        $     9,019         $       244

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


1.     DESCRIPTION OF BUSINESS

       Belzberg Technologies Inc. and its wholly-owned subsidiaries ("the Corporation") is a supplier of global internet trading solutions, intelligent order routing systems, e-commerce gateways and business-to-business integration solutions with revenues to date primarily from the financial sector. The Corporation's name was changed from Belzberg Financial Markets & News International Inc. in July, 2000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies. A reconciliation of the differences between Canadian GAAP and GAAP in the United States of America ("U.S. GAAP") is presented in Note 17.

       Principle of consolidation

       The consolidated financial statements of the Corporation include the accounts of Belzberg Technologies Inc. and its wholly-owned subsidiaries, Belzberg Financial Markets & News Inc., Belzberg Financial Markets (USA) Inc., eContracts Inc. and Electronic Brokerage Systems, Inc. All significant intercompany transactions and balances have been eliminated.

       Cash and cash equivalents

       Cash includes cash equivalents, which are investments having an original term to maturity of less than or equal to 90 days.

       Capital assets

       Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

              Furniture and equipment                 -  10 year straight-line
              Computer equipment                      -  3 year straight-line
              Computer equipment under capital lease  -  3 year straight-line
              Leasehold improvements                  -  lesser of straight-line
                                                         over term of lease and
                                                         useful life

       The gain on sale and lease-back of computer equipment is recorded as deferred revenue and is amortized on a straight-line basis over the term of the lease.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Goodwill

       Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Amortization is recorded on a straight-line basis over seven years.

       The Corporation reviews the carrying value of goodwill for potential impairment on an ongoing basis. In order to determine if such a permanent impairment exists, management considers projected future earnings before income taxes, cash flows and market-related values of the acquired businesses. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment occurs.

       Revenue recognition and deferred revenue

       The Corporation recognizes revenue from software and data rental and from transaction fees in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition as amended. Revenue is recognized on a monthly basis as services are provided once a contract has been signed, the software has been delivered and accepted, and collectibility is assured.

       The Corporation on occasion enters into contracts which require significant production, modification, customization and installation of software. These contracts are accounted for using the percentage of completion revenue recognition method.

       Deferred revenue represents billings in advance of the provision of services.

       Research and development and government assistance

       The Corporation expenses research and development costs as incurred. Government assistance for research and development is recognized when earned and when the amount and timing of realization is reasonably determinable.

       At December 31, 2000, the Government of Canada completed their assessment of the Corporation's claims for assistance comprised of scientific research and experimental development tax credits and agreed to refund $1,149,779 related to the taxation years 1996 to 1999. Accordingly, this recoverable amount was recorded in fiscal 2000.

       Foreign currency translation

       Monetary assets and liabilities are translated into Canadian dollars at the exchange rate at the balance sheet date and non-monetary items are translated at their historical exchange rates. Revenues and expenses are translated at the average rate of exchange in effect during the fiscal period, except for amortization of non-monetary assets, which is translated at the same historical rates as the related assets. Translation gains and losses are included in income in the period in which they occur.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Income taxes

       In fiscal year 2000, the Corporation implemented the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3465, Accounting for Income Taxes. Under these recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Deferred tax expense was based on items of income and expense reported in different years in the financial statements and tax returns and measured at the rate in effect in the year the difference originated. There is no material impact on the financial statements resulting from this change either in the current year or in the prior years presented.

       Stock-based compensation

       The Corporation has a stock-based compensation plan, as described in Note
       10. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

       Warrants issued for services are valued at fair value using the Black Scholes pricing model. Fair value, as represented by the most recent stock price at which shares are exchanged in the market place, is used as the basis for recording stock issued as compensation.

       Accounting estimates

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

3.     RESTRICTED CASH

       The Corporation is required to maintain a term deposit of $81,000 with its bank in order to secure any balance which may be outstanding from time to time on credit cards issued to employees.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


       4.     CAPITAL ASSETS

                                                             2000
                                          --------------------------------------
                                                       Accumulated     Net Book
                                             Cost     Amortization       Value
                                          ----------  ------------    ----------
       Furniture and equipment            $  343,894   $   77,671     $  266,223
       Computer equipment                    968,520      393,056        575,464
       Computer equipment under
         capital lease                     3,160,393      510,935      2,649,458
       Leasehold improvements                294,493       34,456        260,037
       -------------------------------------------------------------------------
                                          $4,767,300   $1,016,118     $3,751,182
       =========================================================================


                                                             1999
                                          --------------------------------------
                                                       Accumulated     Net Book
                                             Cost     Amortization       Value
                                          ----------  ------------    ----------
       Furniture and equipment            $  241,711   $   46,994     $  194,717
       Computer equipment                    604,842      173,769        431,073
       Computer equipment under
         capital lease                       432,906       82,399        350,507
       Leasehold improvements                174,049       10,148        168,901
       -------------------------------------------------------------------------
                                          $1,458,508   $  313,310     $1,145,198
       =========================================================================

       In 2000, the Company sold and leased-back certain computer equipment. The gain on sale of approximately $170,000 was recorded as deferred revenue and is amortized on a straight-line basis over the thirty-month period of the leases. The Corporation recognized $28,370 of the gain in 2000.

       Amortization of computer equipment under capital lease amounted to $428,536 for the year ended December 31, 2000 (December 31, 1999 - $59,356).

       Included in administration expenses in the year ended December 31, 1999 is $112,500 of leasehold improvements related to the Corporation's previous premises that were written off in 1999.

5.     ACQUISITIONS

       On July 7, 2000, the Corporation acquired all of the outstanding common shares of eContracts Inc. for consideration of $150,000 cash plus the issuance of up to 46,500 common shares at $9 per share. Of the share consideration, 25,000 shares have been issued to December 31, 2000, with the remaining to be issued contingent upon the vendor remaining employed by the Corporation, as follows:

                                                                   Common shares

       December 31, 2001                                                12,500
       July 31, 2002                                                     9,000

       The acquisition was recorded as follows:

         Office furniture and equipment                               $  9,989
         Goodwill                                                      398,061
       -------------------------------------------------------------------------
         Cost of acquisition                                          $408,050
       =========================================================================

       Consideration paid
         Cash                                                         $150,000
         25,000 common shares                                          225,000
         Acquisition costs                                              33,050
       -------------------------------------------------------------------------
                                                                      $408,050
       =======================================================================

       The issuance of common shares on December 31, 2001 and July 31, 2002 will result in compensation expense. The Corporation will record the compensation expense over the period of the employment agreement. As of December 31, 2000, the Company recorded compensation expense of $56,940. As a result, operating expenses and share capital increased by $56,940 respectively (Note 10).

       On July 17, 2000, the Corporation acquired the remaining 25% minority interest in Electronic Brokerage Systems, Inc. from an individual, who holds options in Belzberg Technologies Inc., in return for the issuance of 50,000 common shares having a market value of $9.00 per share. The exchange amount represents the value agreed to by the Corporation and the shareholder. Allocation of the purchase price based on the fair values of the net assets acquired resulted in the recording of goodwill of $450,000.

6.     BANK INDEBTEDNESS

       At December 31, 2000, the Corporation had arranged for a line of credit of $1 million and letters of credit for $1 million. The new banking facility is to be secured by a general security agreement covering the assets of the Corporation. In prior years, the Corporation had a facility of $500,000, secured by Corporation assets.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


7.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

       At December 31, 1999, the Corporation had a line of credit of $750,000 through a factoring company, secured by assets of the Corporation, which facility was cancelled in 2000. Included in accounts payable and accrued liabilities at December 31, 1999 is $267,011 relating to this line of credit.

8.     OBLIGATIONS UNDER CAPITAL LEASE

       The Corporation is committed to the following minimum payments under capital lease obligations:

                                                           2000            1999
                                                        ----------      --------
       2000                                             $        -      $211,437
       2001                                              1,210,542       198,769
       2002                                              1,065,510        66,369
       2003                                                577,479        19,811
       -------------------------------------------------------------------------
                                                         2,853,531       496,386

       Less interest portion at average annual rates
       of approximately 11%                                573,154        87,220
       -------------------------------------------------------------------------
                                                         2,280,377       409,166

       Less current portion                                862,286       170,689
       -------------------------------------------------------------------------
                                                        $1,418,091      $238,477
       =========================================================================

       Interest expense on capital lease obligations amounted to $166,393 for the year ended December 31, 2000 (December 31, 1999 - $25,123).

9.     NOTE PAYABLE

       The note payable is unsecured, bears interest at 10% per annum, and matured in February, 2000. Interest on the loan for the year ended December 31, 2000 amounted to $12,459 (December 31, 1999 - $79,242).

10.    CAPITAL STOCK AND STOCK OPTIONS

       The following is a summary of capital stock:




                                                  2000                   1999
                                              -----------             ----------
       Share capital                          $17,900,241             $6,227,000
       Compensation expense (Note 5)               56,940                      -
       -------------------------------------------------------------------------
                                              $17,957,181             $6,227,000
       =========================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       All references to common shares reflect a five for one split which occurred in July, 2000. The following summarizes authorized and issued capital stock:

       Authorized
         Unlimited number of common shares

                                                      Number of
                                                    Common Shares       Amount
                                                   --------------    -----------
       Balance, January 1, 1999                       6,815,485      $ 5,129,468
       Issued during 1999 (a)                           888,105        1,097,532
       -------------------------------------------------------------------------
       Balance, December 31, 1999                     7,703,590        6,227,000
       Issued during 2000 (c)                         3,027,800       11,673,241
       -------------------------------------------------------------------------
       Balance, December 31, 2000                    10,731,390      $17,900,241
       =========================================================================

       (a) During 1999, the Corporation issued 825,000 common shares upon the exercise of share options by officers and directors of the Corporation for total proceeds of $775,757. A further 63,105 shares were issued to third parties for total consideration of $321,775.

       (b) During 2000, the Corporation adopted a stock option plan under which the board of directors can grant to employees, officers, directors and consultants stock options to purchase from treasury up to 6,000,000 common shares of the Corporation, of which 4,789,000 have been granted.

       (c) During 2000, the Corporation issued a total of 3,027,800 shares, of which 2,088,800 shares were issued from treasury for proceeds of $8,263,241, 899,000 shares were issued to employees who exercised options for proceeds of $3,210,000 and 40,000 were issued as compensation expense representing a cost of $200,000. Of the shares issued from Treasury, 25,000 shares were issued at $9 per share as partial consideration for the acquisition of eContracts Inc.; and 50,000 shares at $9 per share for the remaining interest in Electronic Brokerage Systems , Inc. (Note 5).

             There was a total of 1,800,000 share purchase warrants issued for proceeds of $1,782,900 in relation to the private placements as follows:

       Number of       Price of Common Share to be Purchased
       Warrants                      Per Warrant                 Expiry Date
       ---------       -------------------------------------  -----------------
         650,000                     $ 4.00                   February 10, 2005
         600,000                     $10.00                   February 14, 2003
         500,000                     $ 5.00                   February 14, 2005
          50,000                     $ 7.76                   March 31, 2002
       ------------------------------------------------------------------------
       1,800,000                     $ 6.38 (weighted average)
       =========================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (c) (continued)

           The following table summarizes information about stock options outstanding at December 31, 2000 and 1999:

                                             2000
       --------------------------------------------------------------------------------
                                                      Weighted Average
                                                         Remaining
                                        Number        Contractual Life        Options
           Exercise Price            Outstanding          (Years)           Exercisable
       -------------------------     -----------      -----------------     -----------
       $ 3.00                           350,000             5.86               350,000
       $ 4.48                            20,000             6.75                20,000
       $ 5.00                         2,130,000             6.09             2,048,000
       $ 7.00                           210,000             4.40                87,500
       $ 7.50                            98,000             6.63                     -
       $ 7.60                            27,000             4.58                     -
       $ 8.00                           125,000             6.59               125,000
       $ 8.50                            27,500             4.58                     -
       $ 9.00                           125,000             6.50               125,000
       $10.00                           175,000             6.75                50,000
       $12.00                           250,000             6.59               125,000
       $14.75                           150,000             4.71                     -
       $15.00                           200,000             5.21               200,000
       $18.00                             2,000             4.88                     -
       --------------------------------------------------------------------------------
       $ 6.83 (weighted average)      3,889,500                              3,130,500
       ================================================================================

                                             1999
       --------------------------------------------------------------------------------
                                                      Weighted Average
                                                         Remaining
                                        Number        Contractual Life        Options
           Exercise Price            Outstanding          (Years)           Exercisable
       -------------------------     -----------      -----------------     -----------
       $ 3.00                           820,000             6.89               815,000
       $ 3.60                           250,000             6.67               250,000
       $ 4.48                            20,000             7.75                20,000
       $ 5.00                         2,307,500             7.05             2,162,000
       --------------------------------------------------------------------------------
       $ 4.38 (weighted average)      3,397,500                              3,247,000
       ================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (c) (continued)

           Changes for the stock option plan during the years ended December 31, 2000 and 1999 were as follows:

                                                            Weighted                              Weighted
                                                             Average                              Average
                                            2000         Exercise Price           1999         Exercise Price
                                         ----------      --------------        ----------      --------------
           Options outstanding,
             beginning of year           3,397,500           $ 4.38            1,725,000           $2.48
           Options granted               1,391,000            10.58            2,497,500            4.84
           Options exercised              (899,000)            3.57             (825,000)           1.00
           --------------------------------------------------------------------------------------------------
           Options outstanding,
             end of year                 3,889,500           $ 6.83            3,397,500           $4.38
           ==================================================================================================

           Options exercisable,
             end of year                 3,130,500           $ 6.11            3,247,000           $4.35
           ==================================================================================================



11.    INCOME TAXES

       The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:

                                                               2000            1999
                                                            ----------     ------------
       Loss before income taxes                             $(340,999)     $(2,650,049)
       --------------------------------------------------------------------------------

       Combined basic federal and provincial rates              43.90%           44,62%
       --------------------------------------------------------------------------------
       Benefit based on statutory income tax rate           $(149,700)     $(1,182,450)
       Decrease in tax benefit resulting from:
         Losses and temporary differences incurred in
           the year not tax affected                          124,900        1,182,450
         Permanent differences                                 24,800                -
         U.S. corporate and minimum tax                         5,063            9,019
       --------------------------------------------------------------------------------
                                                            $   5,063      $     9,019
       ================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

11.    INCOME TAXES (continued)

       The Corporation has accumulated income tax losses of approximately $7,629,000 as at December 31, 2000 that may be used to reduce future taxable income. The benefit of these losses has not been reflected in these financial statements. The loss carryforwards expire as follows:

                  Canada         United States         Total
                ----------      ---------------      --------

2003           $   56,000         $        -        $   56,000
2004              122,000                  -           122,000
2005              130,000                  -           130,000
2006            1,945,000                  -         1,945,000
2007              315,000                  -           315,000
2011                    -            270,000           270,000
2012                    -          2,022,000         2,022,000
2018                    -            228,000           228,000
2019                    -            489,000           489,000
2020                    -          2,052,000         2,052,000
--------------------------------------------------------------
               $2,568,000         $5,061,000        $7,629,000
==============================================================

       Under the asset and liability method to recognize future tax assets and liabilities adopted January 1, 2000, the tax effect of loss carryforwards and significant temporary differences representing future tax assets at December 31, 2000, 1999 and 1998 are as follows:

                                              2000          1999          1998
                                        ----------    ----------    ----------

Tax benefit of losses carryforward      $3,189,600    $2,400,000    $3,481,000
Capital assets                              94,900       218,000        96,000
Share issue costs                          268,000       116,000        61,000
--------------------------------------------------------------------------------
Total deferred tax asset                 3,552,500     2,734,000     3,638,000

Valuation allowance                      3,552,500     2,734,000     3,638,000
--------------------------------------------------------------------------------
Deferred tax asset or liability        $         -    $        -    $        -
================================================================================

       The Corporation has determined that realization of the future income tax asset does not meet the "more likely than not" criteria for recognition and therefore a valuation allowance has been recorded against this future income tax asset.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

12.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

       The changes in non-cash working capital items consist of the following:



                                                 2000         1999         1998
                                          ------------   ----------  -----------
Accounts receivable                       $(2,340,535)   $(250,386)  $ (757,016)
Government assistance receivable           (1,023,706)           -      114,422
Prepaid and sundry assets                    (177,772)      79,076      (83,252)
Accounts payable and accrued liabilities   (1,284,786)     713,230    1,171,343
Deferred revenue                             (139,136)     356,464      584,295
--------------------------------------------------------------------------------
                                           (4,965,935)   $ 898,384   $1,029,792
================================================================================

13.    RELATED PARTY TRANSACTIONS

       During 1999, the Corporation paid rent to a company controlled by certain directors and officers of the Corporation in the amount of $165,996. No rent was paid to these companies in the year ended December 31, 2000.

14.    COMMITMENTS

       The Corporation's commitments, primarily for occupancy costs, require future minimum payments as summarized below at December 31, 2000:

               2001                          $1,088,439
               2002                             929,234
               2003                             909,800
               2004                             925,682
               2005                             959,101
               Thereafter                     3,031,003
               ----------------------------------------
                                             $7,843,259
               ========================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

15.    SEGMENTED INFORMATION

       The Corporation operates and manages its business in one industry - the financial services sector. The Corporation designs and markets trade execution software primarily for the financial sector. The following information for each revenue stream is reviewed by management:

                                        2000             1999             1998
                                 -----------       ----------       ----------
Revenue
 Recurring software
   routing fees                  $ 6,226,461       $4,526,190       $3,132,090
 Transaction fees                  3,276,096          643,912                -
 Software development
   and installation                1,909,349          667,876          459,584
 Other                               539,723           66,121          384,446
--------------------------------------------------------------------------------
                                 $11,951,629       $5,904,099       $3,976,120
================================================================================

       The Corporation operates internationally with a portion of its business conducted in the United States.

       Information about the Corporation's geographic operations is given below:

                           2000               1999                1998
                    -----------         ----------          ----------
Revenues
 Canada             $ 6,134,517         $2,479,425          $1,526,052
 United States        5,817,112          3,424,674           2,450,068
----------------------------------------------------------------------
                    $11,951,629         $5,904,099          $3,976,120
======================================================================

Total assets
 Canada             $11,831,898         $2,067,073          $1,506,263
 United States        3,627,627            802,181             536,520
----------------------------------------------------------------------
                    $15,459,525         $2,869,254          $2,042,783
======================================================================

Capital assets
 Canada             $ 3,112,179         $  958,500          $  394,482
 United States          639,003            186,698              95,555
----------------------------------------------------------------------
                    $ 3,751,182         $1,145,198          $  490,037
======================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

16.    FINANCIAL INSTRUMENTS

       Fair value of financial instruments

       Bank indebtedness, accounts receivable, government research and development incentives, accounts payable and accrued liabilities, and notes payable are all short-term in nature and, as such, their carrying values approximate fair value. Other financial instruments are recorded at amounts which approximate fair value.

       Foreign currency risk

       The Corporation has significant sales and expenditures denominated in U.S. dollars and is therefore exposed to currency fluctuations.

       Credit risk

       The Corporation is subject to risk of non-payment of accounts receivable. The Corporation mitigates this risk by monitoring the credit worthiness of its clientele monthly as software and data fees are generated. At December 31, 2000, amounts due from two customers accounted for 26.8% of total accounts receivable (December 31, 1999 - three customers for 64%).

17.    UNITED STATES ACCOUNTING PRINCIPLES

       These financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects applicable to the Corporation with those in the United States during the periods presented except with respect to the following:

       (a) Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees or directors.

             Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the Statement, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees, as provided for in APB Opinion No. 25. During the year ended December 31, 2000, certain compensatory stock options were issued to consultants at option prices less than the estimated market price. The estimated fair market value of the option is recorded as deferred stock compensation expense and is amortized to earnings over the life of the option.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

17.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (a)   (continued)

             For purposes of reconciliation to U.S. GAAP, the estimated fair market value of $5,398,607 would be recorded as additional paid-in capital and deferred stock compensation and the related amortization of the deferred stock compensation expense of $460,841, for the year ended December 31, 2000 would be recorded as an expense in the statement of operations. The fair value of the options was estimated at December 31, 2000 using the Black-Scholes option pricing model with the following weighted average assumptions for the period: risk-free interest rate of 5.94%, expected life of the options of 5 years; expected volatility of 35% and a dividend yield of zero. Fair value determinations in the first quarter of 2001 resulted in a substantial recovery of this compensation expense subsequent to the year-end.

       (b) In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and hedging activities". The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that the entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for the fiscal quarters of the Corporation's fiscal year beginning January 1, 2001. The Company has determined that none of its contractual arrangements falls within the scope of SFAS No. 133.

       (c) In June 2000, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101B (SAB 101B), "Amendment: Revenue Recognition in Financial Statements". SAB 101B amends Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, to defer the implementation until the fourth quarter of the fiscal year beginning after December 15, 1999. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. Changes in the Corporation's revenue recognition policy resulting from the implementation of SAB 101 would be reported as a change in accounting principle. The change in revenue recognition policy could result in a cumulative adjustment in the quarter the Corporation adopts SAB 101. The Corporation has assessed the implications of SAB 101 and concluded that there are no significant cumulative adjustments.

       (d) In March, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", which, among other things, would require variable-award accounting for repriced options from the date the option is repriced until the date of exercise. This Interpretation was effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The Corporation has determined that no events have occurred that would be affected by this Interpretation.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

17.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (e) Under SFAS No. 128, "Earnings Per Share", basic earnings per share are calculated in a similar manner to Canadian GAAP except that under Canadian GAAP, diluted earnings per share is computed in accordance with the imputed interest method while U.S. GAAP calculates diluted earnings per share in accordance with the treasury stock method. Diluted earnings per share do not differ from basic earnings per share under Canadian and U.S. GAAP as the effect on the loss per share of the exercise of the potentially dilutive securities is not dilutive for all periods presented.

       (f) SFAS 130 "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. The Corporation has determined that there is no other comprehensive income to report during the periods presented under U.S. GAAP. There is no requirement to disclose comprehensive income under Canadian GAAP.

       (g) The principal difference between U.S. and Canadian GAAP with respect to the determination of the fair value of a long-lived asset that has been impaired, is the requirement under U.S. GAAP to discount the future net cash flows of the asset at an appropriate interest rate. Canadian GAAP requires net cash flows to be determined without discounting. There was no difference to net income reported under U.S. or Canadian GAAP as result of applying these policies in the years in which write-offs of long-lived assets were reported.

       (h) Under U.S. GAAP, government research and development assistance would be recorded as a reduction of the income tax provision. Canadian GAAP requires the assistance to be recorded as a reduction of research and development expense.

             In 2000, the Corporation recorded government research and development assistance of $1,149,779. There was no research and development assistance recorded during the years ended December 31, 1999 and 1998.

       (i) The Corporation has presented the costs incurred in the stock exchange listing as an other item in the income statement because of its non-recurring nature. Under U.S. GAAP, these costs would be included in administrative expenses within operating expenses.

       (j) The following table reconciles the net loss for the year ended December 31, 2000 with that which would have been reported had the financial statements been presented in accordance with U.S. GAAP. There were no material adjustments to report for the other periods presented in these financial statements.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

17.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (j)   (continued)

             Net loss in conformity with Canadian GAAP                 $346,062

             Stock compensation expense, included in
               administrative expenses [Note 17(a)]                     406,841
             ------------------------------------------------------------------
             Net loss in conformity with U.S. GAAP                     $806,903
             ==================================================================

             Basic and diluted loss per common share - U.S. GAAP       $  (0.09)
             ==================================================================

             Had the financial statements been prepared in accordance with U.S. GAAP, the amounts on the balance sheet as at December 31, 2000 which differ from those repotted under Canadian GAAP would be as follows:

                                        Canadian GAAP          Adjustment          U.S. GAAP
                                       ----------------      --------------      -------------
SHAREHOLDERS' EQUITY

  Capital Stock                         $17,957,181           $         -         $17,957,181
  Warrants                                1,782,900                     -           1,782,900
  Deferred stock compensation                     -            (4,937,766)         (4,937,766)
  Additional paid in capital                      -             5,398,607           5,398,607
  Deficit                                (9,075,468)             (460,841)         (9,536,309)
---------------------------------------------------------------------------------------------
                                        $10,664,613           $         -         $10,664,613
=============================================================================================

       (k) Under U.S. GAAP the statement of cash flows for the year ended December 31, 2000 would report the same amount for cash used in operating activities as reported under Canadian GAAP as follows

             OPERATING ACTIVITIES
               Net loss                                             $  (806,903)
               Items not affecting cash
                 Amortization of capital assets                         794,565
                 Amortization of goodwill                                47,711
                 Amortization of gain on disposal of capital assets     (28,370)
                 Services rendered for capital stock consideration      200,000
                 Compensation expense (Note 5)                           56,940
                 Amortization of stock based compensation               460,841
               Change in non-cash working capital items              (4,965,935)
             ------------------------------------------------------------------
                                                                    $(4,241,151)
             ==================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

17.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (l) Under U.S. GAAP, Consolidated Statements of Shareholders' Equity are also presented as follows:

                                          Common Shares
                                          and Warrants             Additional        Deferred
                                    -------------------------        Paid-in           Stock
                                      Number          Amount         Capital        Compensation         Deficit          Total
                                    ----------       --------      ----------       ------------       -----------     -----------
BALANCE, January 1, 1999             6,815,485     $ 5,129 468                                        $(6,070,338)     $  (940,870)
 Issuance of common shares             888,105       1,097,532                                                           1,097,532
 Net loss                                                                                              (2,659,068)      (2,659,068)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1999           7,703,590       6,227,000                                         (8,729,406)      (2,502,406)
 Issuance of common shares
  For cash                           2,912,800      10,798,241                                                          10,798,241
  For acquisition of subsidiaries       75,000         675,000                                                             675,000
  As compensation expense               40,000         200,000                                                             200,000
  As compensation expense
    (Note 5)                                 -          56,940                                                              56,940
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 2000          10,731,390      17,957,181
                                    ==========

 Issuance of warrants
  for cash                           1,800,000       1,782,900                                                           1,782,900
                                    ==========

 Issuance of compensatory options                                  $5,398,607         $(5,398,607)                               -
  Amortization of deferred
   stock compensation                                                                     460,841               -          460,841
  Net loss                                                                                               (806,903)        (806,903)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 2000                         $19,740,081     $5,398,607         $(4,937,766)    $(9,536,309)     $10,664,613
==================================================================================================================================

18.    COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform to the current financial statement presentation.

19.    SUBSEQUENT EVENTS

       On January 26, 2001, the Corporation received a private placement of $5 million for the issuance of 333,334 common shares from treasury.