Form 20-F
period 2001-12-31
BELZBERG TECHNOLOGIES INC
filed 2002-07-02
CIK 1130645

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(g) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended December 31, 2001

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

On May 31, 2002, the registrant had 11,033,424 shares of common stock outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X            No
    ---               ---

Indicate by a check mark which financial statement the Registrant has elected to follow.

Item 17  X         Item 18
        ---                ---

                                            TABLE OF CONTENTS

                                                                                                         Page
                                                 PART I

Item 1.     Identity Of Directors, Senior Management And Advisers.......................................   4
Item 2.     Offer Statistics And Expected Timetable.....................................................   4
Item 3.     Key Information.............................................................................   4
Item 4.     Information On The Company..................................................................  13
Item 5.     Operating And Financial Review And Prospectus...............................................  24
Item 6.     Directors, Senior Management And Employees..................................................  36
Item 7.     Major Shareholders and Related Party Transactions...........................................  44
Item 8.     Financial Information.......................................................................  46
Item 9.     The Offer And Listing.......................................................................  48
Item 10.    Additional Information......................................................................  49
Item 11.    Quantitative And Qualitative Disclosures About Market Risk..................................  59
Item 12.    Description Of Securities Other Than Equity Securities......................................  59

                                                 PART II

Item 13.    Defaults, Dividend Arrearages And Delinquencies.............................................  60
Item 14.    Material Modifications To The Rights Of Security Holders
            And Use Of Proceeds.........................................................................  60
Item 15.    [Reserved]..................................................................................  60
Item 16.    [Reserved]..................................................................................  60

                                                 PART III

Item 17.    Financial Statements........................................................................  60
Item 18.    Financial Statements........................................................................  60
Item 19.    Financial Statements And Exhibits...........................................................  61

EXCHANGE RATE DATA

         We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with Canadian generally accepted accounting principles. ("Canadian GAAP"). Canadian GAAP conform in all material respects with generally accepted accounting principles in the United States ("US GAAP"), , except as noted in our financial statements attached. See "infra Item 19," "Financial Statements and Exhibits." All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars ("Cdn. $"). Such rates are the number of United States dollars ("US $") per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Cdn. $1.00 per US $1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On June 3, 2002, the exchange rate was approximately Cdn.$1.00 per US $0.6545

                                                   1997        1998          1999        2000      2001
                                                   --------------------------------------------------------

RATE AT END OF PERIOD                             $ 0.6999       $0.6505      $0.6928    $0.6571   $0.6279

AVERAGE RATE DURING PERIOD                          0.7222        0.6740       0.6740     0.6732    0.6458

HIGH                                                0.7487        0.7104       0.6928     0.6903    0.6695

LOW                                                 0.6945        0.6422       0.6542     0.6483    0.6242


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

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         Selected financial data. The following selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Properties" and the consolidated financial statements, including the related notes. The consolidated statement of earnings for the fiscal years ended December 31, 1997, 1998, 1999, and 2000 and 2001 and the balance sheet data as at December 31, 2000 and 2001 are derived from the audited consolidated financial statements of Belzberg Technologies Inc., ("Belzberg"), which have been audited by Deloitte & Touche LLP, independent auditors. The amounts that have been presented on a U.S. GAAP basis have not been reported upon separately. The consolidated statement of earnings for the fiscal year ended December 31, 1997 is derived from audited consolidated financial statements not included in this Form 20-F.

Consolidated Statement of Earnings:

                                                                                                        3 Months ended March 31,
                                                                                                       ------------------------
                                                                                                            (Unaudited)
                                   1997          1998           1999           2000        2001          2001            2002
                                   ----          ----           ----           ----        ----          ----            ----
Revenues                      $  1,967,137   $  3,976,120   $  5,904,099   $11,951,029   $24,460,071   $4,550,082   $  7,101,601

Operating Expenses:
    Cost of Sales                1,770,116      1,164,429      2,172,738     4,529,979    10,512,684    1,615,520      3,646,972
    R&D                          1,091,827      1,092,068      1,794,081       860,884     3,061,699      766,928        903,573
    Sales & Marketing            1,151,798      1,316,526      1,874,096     2,721,046     5,071,933(1) 1,130,307      1,191,179(1)
    Administrative Expenses      1,205,513      1,388,518      2,356,019     2,676,014     6,582,597      745,059      1,750,187
    Amortization (2)                33,035        106,238        219,591       841,279     1,799,338      399,602        488,669


    Writedown of                      --             --          112,500          --         153,195         --             --
    Lease Hold
    Improvements
    Interest on Long-Term           24,961         30,154         25,123       166,393       466,048      116,256        138,151
    Debt
    Interest Income                   --             --             --        (226,993)     (311,965)     (98,385)       (22,781)
    Restructuring charges             --             --             --            --            --
                                                                                                             --          842,620
    Stock Exchange Listing            --             --             --         525,198          --           --             --
    Costs
        Total Expenses           5,277,250      5,097,933      8,554,148    12,093,800    27,335,529    4,675,287      8,938,570
Loss from continuing            (3,310,113)    (1,121,813)    (2,650,049)     (142,771)   (2,875,458)    (125,205)    (1,836,969)
operations before income
taxes
Income taxes                       (62,892)           244          9,019         5,063        15,685        8,614         16,872

Loss from continuing            (3,247,221)    (1,122,057)    (2,659,068)     (147,834)   (2,891,143)    (133,819)    (1,853,841)
operations
Loss from discontinued                --             --             --        (198,228)   (1,193,301)    (249,522)          --
operations
Net loss                        (3,247,221)    (1,122,057)    (2,659,068)     (346,062)   (4,084,444)    (383,341)    (1,853,841)
Deficit, beginning of Period    (1,701,060)    (4,948,281)    (6,070,338)   (8,729,406)   (9,075,468)  (9,075,468)   (13,791,444)
Premium on repurchase of              --             --             --            --        (631,532)    (391,818)          --
common shares
Deficit, end of Period          (4,948,281)    (6,070,338)    (8,729,406)   (9,075,468)  (13,791,444)  (9,850,627)   (15,645,285)
Loss per share from           $      (0.48)  $      (0.17)  $      (0.38)  $     (0.02)  $     (0.26)  $    (0.01)  $      (0.17)
continuing operations
(Basic and diluted)
Loss per Share (Basic and     $      (0.48)  $      (0.17)  $      (0.38)  $     (0.04)  $     (0.37)  $    (0.04)  $      (0.17)
diluted)

(1) Includes non-recurring Philadelphia expenses for the three months ended March 31, 2002 of $302,000 (year ended December 31, 2001 of $392,000)

(2) Effective As at December 31, January 1, 2002, the Corporation is no longer required to amortize goodwill. The comparative figures presented have not been changed to reflect this change in accounting policy. See Note 2 to the Consolidated Financial Statements


Consolidated Balance Sheet Data:

                                                                                                               As at
                                                                                                               -----
                                                                                                           March 31, 2002
                                                              As at December 31,                           --------------
                                              1999                  2000                  2001              (Unaudited)
                                              ----                  ----                  ----              -----------
Working Capital                          $(3,490,127)           $ 7,562,596           $ 6,912,870           $ 4,481,590
Total Current Assets                       1,643,056             10,826,993            12,047,314            10,018,833
Total Assets                               2,869,254             15,459,525            17,450,515            15,671,313
Total Current Liabilities                  5,133,183              3,264,397             5,134,444             5,537,243
Total Shareholders' Equity                (2,502,406)            10,664,613            10,804,709             8,981,868

         The above selected consolidated financial information has been prepared in accordance with Canadian GAAP, which conforms in all material respects with accounting principles generally accepted in the United States [U.S. GAAP] except as set forth in note 18 to the consolidated financial statements included elsewhere in this registration statement.

         The following sets forth selected financial information with respect to Belzberg prepared on the basis of U.S. GAAP:


Consolidated Statement of Earnings:



                                                                                                        3 Months ended March 31,
                                                                                                        ------------------------
                                                                                                            (Unaudited)
                                                                                                             -----------
                               1997         1998          1999        2000           2001                2001             2002
                               ----         ----          ----        ----           ----                ----             ----
Revenues                    $1,967,137    $3,976,120  $  5,904,099   $11,951,029     $24,460,071    $  4,550,082    $  7,101,601

Operating Expenses:
    Cost of Sales            1,770,116     1,164,429     2,172,738     4,529,979      10,512,684       1,615,520       3,646,972
    R&D                      1,091,827     1,092,068     1,794,081     2,010,663       3,061,699         766,928         903,573
    Sales & Marketing        1,151,798     1,316,526     1,874,096     2,721,046       5,071,933(1)    1,130,307       1,191,179(1)
    Administrative
    Expenses                 1,205,513     1,388,518     2,356,019     3,136,855(3)    8,443,834(3)      638,838(3)    2,097,082(3)
    Amortization (2)            33,035       106,238       219,591       841,279       1,799,338         399,602         488,669

    Writedown of                  --            --         112,500          --           153,195            --              --
    Lease Hold
    Improvements
    Interest on Long-Term       24,961        30,154        25,123       166,393         466,048         116,256         138,151
    Debt
    Interest Income               --            --            --        (226,993)       (311,965)        (98,385)        (22,781)
    Restructuring charges         --            --            --            --              --              --           842,620
    Stock Exchange Listing        --            --            --         525,198            --              --              --
    Costs
        Total Expenses       5,277,250     5,097,933     8,554,148    13,704,420      29,196,766       4,569,066       9,285,465
Loss from continuing        (3,310,113)   (1,121,813)   (2,650,049)   (1,753,391)     (4,736,695)        (18,984)     (2,183,864)
operations before
income taxes
Income tax expense             (62,892)          244         9,019    (1,144,716)         15,685           8,614          16,872
(recovery)
Loss from continuing        (3,247,221)   (1,122,057)   (2,659,068)     (608,675)     (4,752,380)        (27,598)     (2,200,736)
operations
Loss from discontinued            --            --            --        (198,228)     (1,193,301)       (249,522)           --
operations
Net loss                    (3,247,221)   (1,122,057)   (2,659,068)     (806,903)     (5,945,681)       (277,120)     (2,200,736)
Deficit, beginning
of Period                   (1,701,060)   (4,948,281)   (6,070,338)   (8,729,406)     (9,536,309)    (16,113,522)
Premium on repurchase             --            --            --            --          (631,532)       (391,818)           --
of common shares
Deficit, end of Period      (4,948,281)   (6,070,338)   (8,729,406)   (9,536,309)    (16,113,522)    (10,205,247)    (18,314,258)
Loss per share from         $    (0.48)   $     (0.17) $     (0.38)  $      (0.06)  $      (0.43)   $      (0.00)   $      (0.20)
continuing operations
(Basic and diluted)
Loss per Share (Basic and   $    (0.48)   $    (0.17)  $     (0.38)  $     (0.08)   $      (0.54)   $      (0.03)   $      (0.20)
diluted)

(1) Includes non-recurring Philadelphia expenses for the three months ended March 31, 2002 of $302,000 (year ended December 31, 2001 of $392,000)

(2) Effective January 1, 2002, the Corporation is no longer required to amortize goodwill. The comparative figures presented have not been changed to reflect this change in accounting policy. See Note 2 to the Consolidated Financial Statements

(3) Includes compensation expense (recovery) for options granted to consultants of $346,895 for the three month period ended March 31, 2002 (2001 - $(106,221)) and $1,861,237 for the year ended December 31, 2001
         (2000 - $460,841)


Consolidated Balance Sheet Data:


                                                                                                               As at
                                                              As at December 31,                               -----
                                              1999                  2000                  2001             March 31, 2002
                                              ----                  ----                  ----             --------------
                                                                                                             (Unaudited)
                                                                                                             -----------
Working Capital                          $(3,490,127)           $ 7,562,596            $6,912,870           $ 4,481,590
Total Current Assets                       1,643,056             10,826,993            12,047,314            10,018,833
Total Assets                               2,869,254             15,459,525            17,450,515            15,671,313
Total Current Liabilities                  5,133,183              3,264,397             5,134,444             5,537,243
Total Shareholders' Equity                (2,502,406)            10,664,613            10,804,709             8,981,868

CONSOLIDATED CAPITALIZATION

         Pursuant to an underwriting agreement dated as of April 1, 2002 with Haywood Securities Inc. and Sprott Securities Inc. (collectively, the "Underwriters") Belzberg sold 2,730,000 Special Warrants to investors at a price of $5.25 per Special Warrant.

         An aggregate of 2,730,000 common shares and 682,504 Share Purchase Warrants were issued upon exercise of the Special Warrants on June 21, 2002.

Subject to adjustment, each Share Purchase Warrant entitles the holder thereof to purchase one common share of the Company at any time on or before October 16, 2003 at a price of $5.50 per common share.

The following table and accompanying notes set forth components of the consolidated capitalization of our company that have changed since December 31, 2001 and as at December 31, 2001 and as at May 31, 2002, before and after giving effect to the issue of the common shares upon exercise of the Special Warrants:

=============================================================================================================================

                                                           Outstanding as at  Outstanding as at   Pro Forma Outstanding as
                                           Authorized      December 31, 2001     May 31,2002           at May 31, 2002
-----------------------------------------------------------------------------------------------------------------------------

Common Shares                               Unlimited       11,060,924 shs      11,033,424 shs        13,763,424 shs(2)
                                                           ($22,813,253) (1)     ($22,756,603)        ($36,029,153)(4)
-----------------------------------------------------------------------------------------------------------------------------

Special Warrants                       2,730,000 spl wrts         nil         2,730,000 spl wrts             nil
                                                                               ($13,272,550) (3)
=============================================================================================================================

(1)      As at December 31, 2001, the Corporation had a deficit of $13,791,444.

(2) After giving effect to the offering of special warrants, a total of 7,017,616 common shares will be reserved for issuance as follows:

         (a) 4,363,300 common shares are reserved for issue under options granted under the Stock Option Plan of our company at prices ranging from $3.00 per share to $18.00 per share as described under Item 10, "Additional Information-Options";

         (b) 1,750,000 common shares are reserved for issue at prices ranging from $4.00 to $10.00 per share on exercise of the warrants described under Item 10,"Warrants";

         (c) 726,866 common shares are reserved for issue on exercise of the share purchase warrants issuable upon exercise of the special warrants and the compensation options at a price of $5.50 per share; and

         (d) 177,450 common shares are reserved for issue upon exercise of the compensation options granted to the Underwriters.

(3) After deducting expenses of the offering of Special Warrants estimated at $200,000 and the Underwriters fee of $859,950.

(4) Includes the value assigned to the Share Purchase Warrants and the compensation warrants.

                                  Risk Factors

         Investing in our securities will provide you with an equity ownership interest in Belzberg Technologies Inc. As one of our shareholders, your investment will be subject to risks inherent in our business. If any of the following risks actually materialize, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this registration statement before deciding to invest in shares of our securities. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment. An investment in our securities involves a high degree of risk.

We have a history of losses, and we expect to incur losses in the future. If we do not achieve and sustain profitability, our business will suffer and our stock price may decline.

         We have incurred net losses in each fiscal year since 1997. In the fiscal years ended December 31, 2001, 2000, and 1999, we incurred net losses of approximately $4.1 million, $0.3 million, and $2.7 million, respectively. We may not achieve our profit or revenue goals, and our losses may continue to grow in the future. As a result, we may never achieve or sustain profitability on a quarterly or annual basis.

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

         In addition, approximately 43% of our revenues as at December 31, 2001 currently are derived from customers whose agreements provide for payment of fixed revenues on a monthly or quarterly basis. Although our business strategy is to transition these customers to transaction-based billing and to implement transaction-based billing with our new customers, we may not be successful in implementing this strategy. The failure to implement transaction-based billing on a widespread basis will likely have a material adverse effect on our revenues and results of operations.

         Any of our customers could stop using our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods. The loss of a significant customer could have a material and adverse effect on our revenue and results of operations.

Our dependence on a limited number of customers for a substantial amount of our sales could lead to fluctuations in our operating results.

         Our business depends on sales of our products to a limited number of customers, which may cause fluctuations in our operating results. We do not have long-term contracts with any of our customers. The top five of our customers accounted for approximately 33% of our total revenues during the year ended December 31, 2001. In addition, at December 31, 2001, amounts due from five of our customers accounted for approximately 47% of total accounts receivable. We attempt to mitigate the risk of non-payment by monitoring the credit worthiness of our customers and the actual collection of accounts receivable from customers on a continual basis. Failure of our customers to pay amounts due may have a material and adverse effect on our revenues and results of operations.

We must continue to overcome significant and increasing competition in order to continue our growth and productivity.

         The market for global trading solutions, intelligent order routing systems and integration solutions is intensely competitive, fragmented and rapidly changing. Many of our competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. It is therefore impossible to guarantee that the products developed by other companies will not cause our products and technologies to become uncompetitive. Principle competitors include ITG, Inc., NYFIX, Inc., Reuters Group Plc, and Bloomberg LLC.

The loss of our key management personnel or our failure to attract and retain additional personnel could adversely affect our business.

         If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Sidney Belzberg, our Chief Executive Officer, Alicia Belzberg, our Executive Vice President, and Donald Wilson, our Chief Operating Officer. The loss of any of these individuals could have a material adverse effect on our business, financial condition and operating results.

         Our future success also depends on our ability to continue to attract, retain and motivate qualified technical personnel. The competition for qualified personnel in the computer software and Internet markets is intense and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased.


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

         Our success will depend, in part, on our ability to protect our patents and trade secrets and operate without infringing the exclusive rights of third parties. There is no proof that any patent that is granted to us will make the product more competitive, that our patent protection will not be contested by third parties or that the patents of others will not be detrimental to our commercial activities. Further it cannot be assured that other companies will not independently develop products similar to our products, that they will not imitate any of our products or that our competitors will not manufacture products designed to circumvent the exclusive patent rights granted to us. We may also be required to obtain licenses under patents or other exclusive rights from third parties. There is no guarantee that any license required under these patents or other exclusive rights will be offered upon conditions acceptable to us.

         We believe rapidly changing technology and new product introductions characterize the markets for our products. Our future success will depend on our ability to enhance existing products and to develop and introduce in a timely fashion new products that achieve market acceptance. We cannot assure that we will be able to identify, develop, assemble and market or support our products successfully or that we will be able to respond effectively to technological changes or product announcements of our competitors.

         Finally, any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require us to enter into royalty or license agreements which are not advantageous to us. Despite our endeavors to enter into licensing and service agreements with each of our customers in respect of their use of our Trading System, we have presently, and may have in the future, customers for whom we provide services and products and with whom we have not entered into written agreements.

We may be exposed to product and service liability in the event that use of our Trading System results, or is alleged to have resulted, in adverse effects.

         To manage this risk, we have commercial insurance in place and we endeavor to enter into contracts with our customers which include exculpatory clauses. However, we have presently, and may have in the future, customers for whom we provide services and products and with whom we have not entered into written agreements.

         Our Foreign Exchange Calculator allows traders to track their positions in real time in order facilitate traders' hedging of their current positions. While to date there have been no errors, it is possible that in the future the system may not work effectively, which could result in a loss to a trader. If such an error were to occur, it is possible that we may be held liable for any such loss.

We have experienced rapid growth, which has placed a strain on our resources, and any failure to manage our growth effectively could cause our business to suffer.

         We have been expanding our operations rapidly and intend to continue this expansion for the foreseeable future. The number of our employees increased from 8 on December 31, 1995 to 131 on December 31, 2001. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources as we integrate and manage new employees, more locations and more customers, suppliers and other business relationships. In the past, we have decided to, and in the future we may need to, improve or replace our existing operational and customer service systems, procedures and controls. Any failure by us to properly manage our growth or these systems and procedural transitions could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracking of our financial results.

The securities brokerage industry is subject to extensive government regulation. If our broker subsidiaries fail to comply with these regulations, they may be subject to disciplinary or other action by regulatory organizations.

         The securities industry is subject to extensive regulation under both federal and state laws. In addition to these laws, Electronic Brokerage Systems, LLC ("EBS") and Robert C. Sheehan & Associates, LLC ("RCS"), each a wholly-owned subsidiary, must comply with rules of the Securities and Exchange Commission and The National Association of Securities Dealers, Inc., state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. As registered broker-dealers, EBS and RCS are subject to numerous regulations covering the securities business, including:

         o        marketing practices;

         o        capital structure, including net capital requirements;

         o        record keeping; and

         o        conduct of directors, officers and employees.

         Any failure to comply with these regulations could subject EBS and RCS to censure, fines, the issuance of cease-and-desist orders or the suspension, and/or disqualification of its officers, directors or employees. For more information regarding governmental regulations, please refer to the section of this registration statement entitled "Information On Our Company--Government Regulation."

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

         o        further downturn in the capital markets.

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

         We are formed under the laws of the Province of Ontario, Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this registration statement are residents of countries other than the United States. Consequently, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in Civil and commercial matters, including judgments under United States federal securities laws. See infra Item 10, "Additional Information--Enforceability of Civil Liabilities Against Foreign Persons."

We do not, at present, hedge the risks associated with fluctuations in exchange rates between the United States dollar and the Canadian dollar and may be exposed in the future to adverse fluctuations between these exchange rates.

         During the year ended December 31, 2001, we generated approximately 64% of our revenue in the United States and corresponding trade receivables due from customers in the United States at December 31, 2001 accounted for approximately 70% of total outstanding trade receivables. However, expenses are predominantly incurred in Canadian dollars as a majority of the research and development, customer support and administration activities are conducted in Canada. We are exposed to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar through our operations in Canada. For more information regarding historical exchange rates, please refer to the section of this registration statement entitled "Exchange Rate Information."

ITEM 4.  INFORMATION ON OUR COMPANY

Overview

         The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) by certificate and articles of incorporation dated November 30, 1993 under the name Belzberg Financial Markets International Inc. On June 13, 1994, we filed articles of amendment to change our name to Belzberg Financial Markets & News International Inc. On July 14, 2000, we filed articles of amendment to subdivide our common shares on a five-for-one basis and to change our name to our present name. Unless otherwise indicated, all references to common shares in this Prospectus give effect to the subdivision of shares.

         The following diagram illustrates our material subsidiaries and their respective governing jurisdictions:

                               --------------------------
                               Belzberg Technologies Inc.
                                   (Ontario)
                               --------------------------
                                         |
                                         | 100%
                                         |
          -------------------------------|-------------------------------
          |                              |                               |
          |                              |                               |
---------------------------    ---------------------------     ------------------------------
Belzberg Financial Markets     Belzberg Technologies (USA)       Belzberg Technologies (UK)
       & News Inc.                        Inc.                       Limited ("BT(UK)")
        (Ontario)                    (New Jersey)                    (London, England)
---------------------------    ---------------------------     ------------------------------
                                         |
                                         | 100%
                                         |
                 ------------------------|-------------------------------
                 |                       |                               |
                 |                       |                               |
          --------------------                               -----------------------
          Electronic Brokerage                                 Robert C. Sheehan &
          Systems, LLC ("EBS")                               Associates, LLC ("RCS")
              (Delaware)                                           (Illinois)
          --------------------                               -----------------------

         In this Form 20-F, unless otherwise specified or the context otherwise requires, references to "we", "our", "Belzberg" and the "Corporation" includes a reference to our material subsidiaries as reflected above.

         Belzberg's executive and principal offices are located at 40 King Street West, Suite 3400, Toronto, Ontario, M5H 3Y2. The registered office of Belzberg is located at 40 King Street West, Suite 3400, Toronto, Ontario, M5H 3Y2.

Our History

         In 1993, we implemented our first automated interactive securities trading system at a leading Canadian brokerage house. In 1996, we invented and subsequently patented a message translation gateway. We developed our Transactions Gateway by employing this patented technology. Prior to 1996, the trading system utilized only private networks, or Intranets, for connectivity.

         Our global securities trading system was implemented in 1996, with North American and overseas customers adopting our solution for direct-access trading in the U.S.A. and Canadian markets. That same year we opened our New York office. In 1998, we introduced the Order Management System, a programmable transaction-routing system that works in tandem with our Transactions Gateway, and provides additional functionality to clients. This system routes orders according to customer-defined rules, such as allowing traders to define size of order or stock symbol. In that year, we also introduced the Real-Time Inventory System to provide additional back-office functionality to the trading system, allowing traders to have real-time profit and loss positions.

         During 1999, we established our first north-south order flow allowing orders to be routed between Canada and the United States based on transaction fees rather than on a subscription fee basis. This allowed us to significantly expand the potential market for our services.

         In 2000, we formed EBS, an agency-only broker-dealer, with a minority partner, to assist us to route order flow through the Chicago Board Option Exchange ("CBOE"), Nasdaq, Chicago Stock Exchange, and Cincinnati Stock Exchange and allow us to charge transaction fees on such order flow. EBS, as a member of the CBOE and the International Stock Exchange, ("ISE"), gives us greater connectivity in the North American equity and option markets. We acquired the remaining minority interest of EBS later in 2000.

         In 2000, we significantly increased our capitalization through various issues of common shares raising in excess of $11,000,000. These proceeds allowed us to expand our operations in North America, improve our seamless network and strengthen our infrastructure. This resulted in a doubling of revenue and a large increase in staff and facilities. In the second half of 2000, we acquired eContracts, Inc. ("eContracts"), which was developing an online reverse auction platform. Sales and operations of eContracts were projected to commence in 2001. During 2001, we determined that the business plan of eContracts did not warrant further development and the operations of eContracts were discontinued.

         In 2001, we acquired RCS, a broker-dealer on the CBOE that provides the execution of exchange traded equity and index options. This acquisition gave us access to the existing customers of RCS to whom we have marketed our services. We also opened our first European office in London, England enabling us to route orders from European customers to North American exchanges. As well, we opened a subsidiary in Philadelphia and located there the Corporation's newly appointed President and supporting staff. Subsequently, we determined that it was more advantageous to have its Eastern United States operations centralized in New York and, therefore, Philadelphia office was closed in March 2002 at which time the employment of the President and other staff ended.

BUSINESS OF THE CORPORATION

Overview

         Industry. The globalization of markets has created new opportunities for the international flow of capital, electronically and in real-time, to sources of highest liquidity at lowest cost of execution. Institutional investors and brokerages are responding to these trends by using solutions such as ours as a convenient and efficient method of electronic, real-time securities trading. With the capabilities to route trade orders globally, our suite of products is well suited to provide efficient, low cost, real-time global trading.

         Our Objective. Our main objective is to become the leading provider of exchange connectivity and intelligent order routing systems enabling high-reliability, high-volume and high-security transaction routing and order management for financial institutions and stock exchanges worldwide.

Our Services

         We have developed and deployed the Belzberg Trading System infrastructure that gives financial institutions direct access to stock exchanges in North America and Europe. The Belzberg Trading System permits traders to securely execute and monitor their trading activities in real-time. Our objective is to create a global electronic trading platform that maximizes investor liquidity and control at low cost execution.

         We provide network connectivity and the software to route and execute orders on stock exchanges, ECNs and through NASDAQ market markers. In addition, as part of our structure, we own an agency-only broker-dealer in the United States that allows us to execute equities and options trades for our customers. The software is an advanced electronic trading system that has order management and order routing capability. Our customers include both major brokerage houses and their institutional clients. Our trading software and our network provide our customers with direct access to the exchanges, allowing them to trade equities, options and futures on those exchanges. Customers who use our network and software have a choice to execute trades through our broker-dealer. Our products enable traders to execute and manage large volumes of transactions with great reliability and security and low cost of execution.

         Our software was developed as a standard client-server architecture, using either Microsoft Windows NT or Windows 2000 as the underlying operating system. Our Transactions Gateway, or server software, is used to handle connections to the stock exchanges and other order execution engines. The front-end tools, or client software, is a collection of software applications used by traders on their PC workstations.

         Our network connectivity and Transactions Gateway software allow traders to access every major and regional stock exchange and all options exchanges in North America as well as a growing number of European stock exchanges. Trade orders generated by institutional clients of brokerage houses are sent in a protocol that is different than the protocol used by the stock exchange on which the order is to be executed. Our Transactions Gateway automatically translates the order into the appropriate protocol that is used by the stock exchange. Once confirmation is received from the relevant securities exchange by our Transactions Gateway, the confirmation is retranslated into the same protocol used by the originator of the order and then transmitted to the originator. Our Transactions Gateway software is also capable of receiving orders from third party systems, since it supports most of the standard business protocols, such as FIX, CMS, STAMP, SETS, XML and SWIFT, used in the financial industry.

         We provide traders with a suite of front-end software tools, tailored to let them carry out the functions of any trading situation that they require. For example, institutional traders use the single order entry system to enter their orders, and the tradelog to manage their current, outstanding trading positions. Basket traders use our basket trading software to send lists of stocks to stock exchanges with a single click of a mouse, and also use the tradelog to watch their positions and incoming executions. Traders that need to keep track of incoming retail orders have software specific to their needs, as do traders that want to watch spreads or engage in arbitrage trading. Institutions that are customers of participating brokers use our front-end software to execute their orders directly on electronic markets, eliminating phone calls or other delays in their trading.

         Our core trading products are augmented by a set of complimentary software products that satisfy functions required by traders or other individuals whose jobs are related to trading or managing of stocks or options in a financial institution. Examples of these products are (i) real-time inventory management, (ii) straight-through-processing of trading tickets into the back office accounting system, (iii) software to handle special requirements of cross-border trading, including automatic conversion of foreign exchange rates, and (iv) order management software that handles a large inbound flow of retail orders from third party systems.

         Many of our customers who are large financial institutions use all or a subset of our trading products to automate their order execution, basket trading, arbitrage and/or retail order management. Because of the system's open architecture and flexibility, our products are easily customizable to the customers' needs.

Our Products

         The Belzberg Trading System

         The Belzberg Trading System consists of our Transactions Gateway and Order Management System, together with various front-end and back-end applications. Our Trading System provides a comprehensive solution to the needs of our customers for a system that can manage an order from its inception to its execution and confirmation.

         Our Trading System requires that the customer have a Windows 2000 or Windows NT-based server and workstations. A typical installation of our Trading System for a professional trader interested only in our Single Order Entry application involves downloading the application from our website on the Internet. A typical installation of our Trading System for a financial institution usually involves the on-site installation of front-end applications which may include the Single Order Entry, Basket Trader and Arbitrage Launcher as well as back-end applications that include Tradelog and TicketWriter. In most cases, our Trading System can be installed on a customer's existing local area network, so the installation may take only a matter of days, although obtaining the requisite telecommunications infrastructure may take longer.

         We provide the network and software that runs our Trading System. The network connects to stock exchanges, ECNs, NASDAQ market makers, client order entry software and shared network facilities. Third parties provide the hardware, such as computers and routers. The market data provided is a combination of third party market data and data provided by us.

         We can provide market data from third party data vendors in various ways, as per the wishes of the customer:

         1. If the customer has provided third party vendor market data to its users internally on their network prior to installing our system, our software is capable of accessing this data via the vendor's access software.

         2. If the customer wants to receive market data provided by us, then all that is required is a data connection from the customer to one of our offices, and the market data will be accessed by the software applications. We take direct feeds from the TSX, SIAC (the technology division of the New York Stock Exchange (the "NYSE")) and third party vendors.

The Transactions Gateway

         In 1996, we invented, developed and patented a multi-protocol translation gateway for the securities industry. Since then, some of our competitors have developed similar technology. Based on this technology, we developed our Transactions Gateway, a fully-scalable, high-volume, real-time protocol translation and routing engine. Designed to facilitate a wide range of applications, our Transactions Gateway transparently translates the format, or protocol, of incoming transaction messages that can be routed to user-specified destinations. Upon completion of the transaction, messages from the destination are retranslated into the appropriate originating protocol, thus enabling seamless and reliable real-time, bi-directional information exchange. The open and flexible architecture of our Transactions Gateway allows for a high degree of inter-operability between state-of-the-art front-end applications and legacy back-office systems.

         Our Transactions Gateway currently supports protocol translation and order routing to the following stock exchanges, ECNs and market makers:

==================================================================================================================================

                                             North America                                                        Europe
----------------------------------------------------------------------------------------------------------------------------------

Stock Exchanges:           Options Exchanges:      ECNs:                     NASDAQ Market Makers:       Stock Exchanges:
New York                   Chicago (CBOE)          Instinet                  Mayer Schweitzer (MASH)     London
American                   Montreal (MOE)          Island                    Herzog                      Frankfurt
Pacific                                            Bloomberg Tradebook       Sherwood
Boston                                             Archipelago (Terra Nova)  Tradetek
Chicago                                            Spear Leads Redibook      Cantor Fitzgerald
Philadelphia                                       State Street Lattice      Trimark
Toronto                                            EVWAP                     DE Shaw
TSX Venture Exchange                               Brut                      Knight Securities
                                                                             Troster Singer
==================================================================================================================================

         The Order Management System

         Our Order Management System is a versatile order-processing and management software that works in concert with our Transactions Gateway. Where our Transactions Gateway requires that orders specify a trade destination, the Order Management System intelligently determines the destination of each order for execution according to predetermined rules. The order flow rules for the Order Management System are fully customizable.

         To facilitate cross-border trading, the Order Management System takes into account the currency in which the order is placed and automatically converts it in real time through a banking network connection to the currency in which the particular stock is traded. The currency conversion feature can be enabled or disabled at the time the order is placed.

         Applications For Institutional Investors

         Front-End Applications

         Single-Order Entry System. The Single-Order Entry System enables traders to create orders and select from a range of destinations where to send the orders for execution. The Single-Order Entry System shows real-time status of orders and trade confirmation from the destination.

         Basket Trader. The Basket Trader program allows traders to instantaneously execute multiple trades stored in a Microsoft Excel(R) spreadsheet via our Transactions Gateway and the Order Management System. The spreadsheets can be customized to provide desired functionality and information.

         Arbitrage Launcher. The Arbitrage Launcher is a powerful portfolio management tool that works in conjunction with Basket Trader to allow traders to receive real-time market information, monitor stocks 24 hours a day and execute trades automatically when pre-set parameters set by the trader are met. All of these functions are contained within the customized spreadsheet. Although the Arbitrage Launcher does not function in any type of advisory role, the tool can be modified to perform any type of market arbitrage requested by the customer.

         Foreign Exchange Calculator. The Foreign Exchange calculator tracks traders' international equity positions in real time in order to notify traders how much foreign currency they need to buy or sell to lock in their profits.

         Back-End Applications

         Tradelog. Tradelog allows traders to view all their trades simultaneously, including single, specific and multiple basket orders.

         Real-Time Inventory System. Real-Time Inventory System integrates into back-office accounting systems. This fully integrated, online inventory assistant/risk management system provides access to traders' real-time inventory and individual account inventories. All positions, average costs, as well as profit/loss and market exposure, are adjusted as trades are received, with current market data provided. Users have the ability to set up sophisticated notification targets based on individual accounts or groups of accounts or instruments.

         Ticketwriter. Ticketwriter eliminates the need to write manual tickets. With this application, the trader can apply foreign exchange rates, commissions and specific settlement dates as fills are received. Ticketwriter enables full inter-operability with back-office accounting systems used in financial institutions.

Broker-Dealer Activities

         Our subsidiaries, EBS and RCS, are broker dealers registered with the Securities and Exchange Commission (the "SEC"). See "Government Regulations".

         EBS is a broker dealer that acts on an agency basis in the electronic routing and execution of orders for other broker dealers. As a member of the CBOE, CHX, CSE and ISE, EBS gives us greater connectivity in North American equity and option markets. EBS is also a member of National Association of Securities Dealers, Inc. ("NASD") and the Options Clearing Corporation. It has no floor brokers and its activities are limited to the electronic execution of trades on behalf of other broker dealers.

         RCS is a floor broker with seats on the CBOE. It executes exchange traded equity and index options and futures through the CBOE and other exchanges. RCS is a key component of our strategy of being able to provide customers with connectivity to both equity and options markets from our trading platform. The acquisition of RCS in 2001 also gave us access to its customers to whom we have marketed our services.

         Neither EBS nor RCS acts as a market-maker with respect to any securities or otherwise acts as a principal in any securities transactions, but only acts on an agency basis.

         As a result of our favorable experience from the acquisition of RCS, we are investigating possible future acquisitions of broker-dealers.

Revenue

         We generate revenue from:

o Transaction based fees for providing routing software and services, used for equity and options trading, on a per share/option or per trade basis

o Subscription fees for providing routing software and services, used for equity and options trading, on a flat monthly fee per user, per terminal

o Commission income for the execution of exchange traded equity and index options from our floor brokerage business

o        Development and installation of software for equity and options trading

o        Dissemination of financial information and provision of the services.

         Revenue generating customers are brokerage houses and institutional clients of brokerage houses.

         A majority of our revenue is generated from transaction-based fees, while some of our revenue is generated from an older subscription fee model. In 2001, 51% of our revenue (27% in 2000 and 11% in 1999) originated from transaction based fees. Subscription based fees in 2001 accounted for 43% (51% in 2000 and 77% in 1999) of total revenue.

         We operate internationally with an increasing portion of our business conducted in the United States. During the past three years, revenue from our United States business has increased substantially. We anticipate that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         For a complete description of our revenue models, see infra Item 5, "Management's Discussion & Analysis".

Marketing

         We sell our products and services using our own dedicated and experienced sales force with contacts in the securities industry. Our sales force includes sales and marketing departments in New York, Chicago, Toronto and London, England.

Human Resources

         As of May 31, 2002, we employed 130 full-time employees. Of these, 25 were in administration, 11 in sales and marketing and 38 in technical and customer support, 20 floor brokers and 36 in research and development. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement.

Research and Development Activities

         A staff of 36 employees is dedicated to research and development activities in our Toronto office. The staff is dedicated to maintaining our current products and developing new products to complement our existing product suite and maintain our competitive advantage.

         During the fiscal year ended December 31, 2001, we spent approximately $3,062,000 on research and development activities.

Customers

         We currently have in excess of 100 customers in the financial services industry. We do not have long-term contracts with any of our customers. The top five of our customers accounted for approximately 33% of our total revenue during the year ended December 31, 2001.

Government Regulation

         Through EBS and RCS, we are members of the CBOE, the CHX, the ISE, the CSE and the NASD.

         The U.S. securities industry is subject to extensive regulation under both federal and state laws. The Securities and Exchange Commission (the "SEC"), National Association of Securities Dealers, Inc. ("NASD") and other self regulated organizations ("SROs"), such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. The SEC is the federal agency responsible for the administration of the federal securities laws. Regulation of broker-dealers has been primarily delegated to SROs, principally the NASD and securities exchanges. The NASD has been designated by the SEC as the SRO responsible for broker-dealers. The SROs conduct periodic examinations of member broker-dealers in accordance with rules they have adopted and amended from time to time, subject to approval by the SEC. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

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

         As registered broker-dealers, EBS and RCS are subject to the SEC's uniform net capital rule. The net capital rule is designed to measure the general integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in a relatively liquid form.

         The net capital rule prohibits a broker-dealer from doing business with the public by not allowing the aggregate amount of its indebtedness to exceed 15 times its adjusted net capital or, alternatively, its adjusted net capital to be less than the greater of $250,000 or 2% of its aggregate debit balances (primarily receivables from clients and broker-dealers) computed in accordance with the net capital rule.

Competition

         The market for our products and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against ours. We believe that we will compete primarily on the basis of the quality, functionality, ease of integration of our products and the price of our services. As a provider of a comprehensive trading solution to financial institutions, we assess potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, and their client base, geographic focus and capitalization.

         Our current and potential competitors include:

o Software Vendors Focused on Financial Institutions: Our competitors include ITG, Inc., NYFIX, Inc., Reuters Group Plc, and Bloomberg LLC. In addition, various companies active in the brokerage business with a primary focus on back-end processing, middleware or front-end personal computer platforms are potential competitors.

o Financial Institutions with In-house Solutions: Financial institutions that develop their own in-house solutions with internal expertise and outsourced service providers and products are a primary source of competition.

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

         In January 1999, we were granted United States Patent Number 5,864,827 for a System and Method for Providing a Protocol Transaction Gateway. The patent protects our Transactions Gateway, a system that translates the protocol of incoming transaction messages from customers into the appropriate protocol used by various exchanges and market makers. The technology facilitates electronic stock trading by allowing customers to execute trades on any market they choose from a single screen.

         In October 2000, we were granted United States Patent Number 6,134,535 for a Computerized Stock Exchange Trading System Automatically Formatting Orders from a Spreadsheet to an Order Entry System. The patent relates to an improvement in computer automated stock exchange trading whereby a graphic user interface with a mouse and display is used to select parameters such as share symbol, price selection, order size and transaction type, as well as other indicators to launch a trading order to the order entry system of a stock exchange computer. It includes a programmed interface by which data on a group of shares may be read from a spreadsheet formulated into an order and launched automatically or in response to a signal from an operator so as to trade an index or basket of shares substantially simultaneously.

         As part of our confidentiality procedures, we generally require our employees, clients and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These efforts afford only limited protection.

         There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that in the future, third parties may claim that we, or our current or potential future products, infringe on their intellectual property. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industries increasingly overlaps.

Description of Property

         The following sets forth information concerning our facilities, all of which are leased:

===============================================================================================================================

             Location                            Principal Use                Expiration Date of Lease  Approximate Number of
                                                                                                             Square Feet
-------------------------------------------------------------------------------------------------------------------------------

40 King Street West               Technical, administrative and executive     October 31, 2009                   22,000
Toronto, Ontario                  offices
-------------------------------------------------------------------------------------------------------------------------------

55 Broad Street                   Marketing, service and support offices      January 31, 2008                    6,500
New York, New York
-------------------------------------------------------------------------------------------------------------------------------

380 St. Jacques West              Marketing, service and support offices      May 31, 2007                        1,400
Montreal, Quebec
-------------------------------------------------------------------------------------------------------------------------------

141 West Jackson Blvd.            Marketing, service and support offices      July 31, 2002                       1,000
Chicago, Illinois
-------------------------------------------------------------------------------------------------------------------------------

75 Cannon Street                  Marketing, service and support offices      Quarterly                             200
London, England
===============================================================================================================================

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Selected Financial Information

         The following selected financial information has been derived from our consolidated financial statements of contained in this annual report and should be read in conjunction with such statements and notes thereto:

=====================================================================================================================

                                        Three Months Ended March 31                 Years Ended December 31,
                                                (Unaudited)                                (Audited)
---------------------------------------------------------------------------------------------------------------------
                                            2002             2001          2001           2000            1999
                                             ($)             ($)           ($)             ($)             ($)
---------------------------------------------------------------------------------------------------------------------
Revenue                                        7,101,601    4,550,082    24,460,071      11,951,029       5,904,099
---------------------------------------------------------------------------------------------------------------------
Administration                                 1,750,187      745,059     6,582,597       2,676,014       2,356,019
---------------------------------------------------------------------------------------------------------------------
Amortization (1)                                 488,669      399,602     1,799,338         841,279         219,591
---------------------------------------------------------------------------------------------------------------------
Loss from Continuing Operations (1)          (1,853,841)    (133,819)   (2,891,143)       (147,834)     (2,659,068)
---------------------------------------------------------------------------------------------------------------------
Loss per Share from Continuing                    (0.17)       (0.01)        (0.26)          (0.02)          (0.38)
Operations (1)
---------------------------------------------------------------------------------------------------------------------
Net Loss for the Period (1)                  (1,853,841)    (383,341)   (4,084,444)       (346,062)     (2,659,068)
---------------------------------------------------------------------------------------------------------------------
Loss per Share (1)                                (0.17)       (0.04)        (0.37)          (0.04)          (0.38)
---------------------------------------------------------------------------------------------------------------------
Total Assets                                  15,671,313   19,524,160    17,450,515      15,459,525       2,869,254
---------------------------------------------------------------------------------------------------------------------
Current Liabilities                            5,537,243     3,150,163    5,134,444       3,264,397       5,133,183
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                       2,705,631   2,796,774     2,892,434       2,280,377         409,166
---------------------------------------------------------------------------------------------------------------------
Share Capital(2)                               24,627,153  24,403,936    24,596,153      19,740,081       6,227,000
---------------------------------------------------------------------------------------------------------------------
Deficit                                      (15,645,285) (9,850,627)  (13,791,444)     (9,075,468)     (8,729,406)
---------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Deficiency)               8,981,868  14,553,309   10,804,709      10,664,613     (2,502,406)
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity     15,671,313  19,524,160    17,450,515      15,459,525       2,869,254
=====================================================================================================================

(1) Effective January 1, 2002, the Corporation is no longer required to amortize goodwill. The comparative figures presented have not been adjusted to reflect this change in accounting policy.

(2)      Includes the carrying value of warrants and contributed surplus.

Selected Quarterly Financial Information

===================================================================================================================================
                                                                Quarters Ended
                                                                  (unaudited)
                                                        ($000's except for share data)
-----------------------------------------------------------------------------------------------------------------------------------
                                 Mar. 31,     Dec. 31,     Sep. 30,     Jun. 30,     Mar. 31,     Dec. 31,     Sep. 30,    Jun. 30,
                                   2002         2001         2001         2001         2001         2000         2000        2000
-----------------------------------------------------------------------------------------------------------------------------------

Revenue                        $   7,102    $   7,134    $   6,332    $   6,444    $   4,550    $   3,980    $   2,935    $   2,592
-----------------------------------------------------------------------------------------------------------------------------------

Net Earnings (Loss) for
Period                            (1,854)      (1,194)      (1,550)        (957)        (383)          87         (217)        (251)
-----------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) per            ($   0.17)   ($   0.11)   ($   0.14)   ($   0.09)   ($   0.04)   $    0.01    ($   0.03)   ($   0.04)
share (basic & diluted)
===================================================================================================================================

Management's Discussion And Analysis

         The following is Management's Discussion and Analysis of our financial condition and our financial performance for the three months ended March 31, 2002 and March 31, 2001 and for the years ended December 31, 2001 ("2001"), December 31, 2000 ("2000") and December 31, 1999 ("1999"). This discussion should be read in conjunction with our 2001 audited consolidated financial statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

         Management's Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as (but not limited to) "may," "will," "expect," "anticipate," "estimate," "plans," "continue," "believe," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Our results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation our dependence on a limited number of customers for a substantial amount of our revenue, the intense competition in the market for global internet trading solutions and intelligent order routing systems, the ability to recruit and retain key personnel, extensive government regulation of the securities brokerage industry, fluctuations in trading activity as a result of global economic conditions, technological change which will affect capital expenditures, and other factors discussed in periodic filings with Canadian and United States securities regulatory authorities. Any of these factors could cause actual results to vary materially from current results or our anticipated future results. We wish to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made.

General

          We are a provider of exchange connectivity, trade execution, order management and routing software for the financial industry. In addition to our technology, through one of our wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution.

         Our customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, ECNs and through NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions with great reliability and security.

         Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all or a subset of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management.

         In 2001, we expanded our business by (i) setting up a broker-dealer
(EBS) which enabled us to begin to charge our customers on a transaction fee basis, and (ii) acquiring a floor brokerage operation (RCS) that provides for the execution of exchange-traded equity and index options and futures on the CBOE and other exchanges.


          Selected Financial Data -       2002                       2001 (unaudited)
=================================================================================================================

    $000's except per share data            Q1             Q1             Q2             Q3             Q4
-----------------------------------------------------------------------------------------------------------------

Revenue                                  $   7,102      $   4,550      $   6,444      $   6,332      $   7,134
-----------------------------------------------------------------------------------------------------------------

Gross Margin                                 3,455          2,934          4,046          3,529          3,438
-----------------------------------------------------------------------------------------------------------------

Loss from continuing operations            (1,854)          (134)          (675)          (888)        (1,194)
-----------------------------------------------------------------------------------------------------------------

Loss from discontinued operations               --          (249)          (282)          (662)             --
-----------------------------------------------------------------------------------------------------------------

Net loss                                   (1,854)      $   (383)      $   (957)      $ (1,550)      $ (1,194)
-----------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common share
   - from continuing operations          $  (0.17)      $  (0.01)      $  (0.06)      $  (0.08)      $  (0.11)
-----------------------------------------------------------------------------------------------------------------

   - from discontinued operations               --         (0.02)         (0.03)         (0.06)             --
-----------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common share  $  (0.17)      $  (0.04)      $  (0.90)      $  (0.14)      $  (0.11)
-----------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
   Cash and cash equivalents             $   5,026      $   9,110      $   9,070      $   7,049      $   6,361
-----------------------------------------------------------------------------------------------------------------

   Working capital                           4,482         11,796          9,786          8,295          6,913
-----------------------------------------------------------------------------------------------------------------

   Total assets                             15,671         19,524         20,881         18,438         17,451
-----------------------------------------------------------------------------------------------------------------

   Long-term lease obligations               1,152          1,733          1,573          1,561          1,502
-----------------------------------------------------------------------------------------------------------------

   Shareholders' equity                      8,982         14,553         13,618         11,849         10,805
=================================================================================================================


         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

                                    Selected Financial Data - 2000 (unaudited)
====================================================================================================================

          $000's except per share data                  Q1               Q2              Q3               Q4
--------------------------------------------------------------------------------------------------------------------

Revenue                                              $   2,444       $   2,592        $   2,935       $   3,980
--------------------------------------------------------------------------------------------------------------------

Gross Margin                                             1,745           1,611            1,969           2,096
--------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations                  35           (251)            (151)             219
--------------------------------------------------------------------------------------------------------------------

Loss from discontinued operations                           --              --             (66)           (132)
--------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                  $      35       $   (251)        $   (217)       $      87
--------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per common share
   - from continuing operations                      $    0.02       $  (0.04)        $  (0.02)       $    0.02
--------------------------------------------------------------------------------------------------------------------

   - from discontinued operations                           --              --           (0.01)          (0.01)
--------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per common share   $    0.02       $  (0.04)        $  (0.03)       $    0.01
--------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:

   Cash and cash equivalents                         $   5,530       $   4,640        $   4,050       $   5,642
--------------------------------------------------------------------------------------------------------------------

   Working capital                                       5,563           4,922            5,076           7,562
--------------------------------------------------------------------------------------------------------------------

   Total assets                                          8,926           9,250           11,443          15,460
--------------------------------------------------------------------------------------------------------------------

   Long-term lease obligations                             264             201            1,011           1,418
--------------------------------------------------------------------------------------------------------------------

   Shareholders' equity                                  7,046           6,942            7,448          10,665
====================================================================================================================


         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

Overview of Year 2001

         Gross revenue increased from $4.6 million in the first quarter of 2001 to $7.1 million in the first quarter of 2002, an increase of 56%. Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, increased by 21% in the first quarter of 2002 to $2.9 million as compared to $2.3 million the first quarter of 2001 and accounted for 40% of total revenues in the first quarter of 2002 as compared to 52% of total revenues in the first quarter of 2001. Transaction fee revenue, which includes both customers paying a fee per transaction routed through the Belzberg Gateway and where applicable a commission fee for trades executed through the floor brokerage operation, increased by 111% in the first quarter of 2002 to $3.9 million as compared to $1.9 million in the first quarter of 2001 and accounted for 55% of total revenues in the first quarter of 2002 as compared to 41% of total revenues in the first quarter of 2001. Revenue growth occurred in both the Canadian and U.S.A. operations.

         In 2001 revenue increased from $12.0 million in year 2000 to $24.5 million in year 2001, an increase of 105%. In year 2000, revenue increased to $12.0 million from $5.9 million in 1999, an increase of 102%. We have now had an increase in revenue for 10 consecutive fiscal quarters, except for the 3rd quarter of 2001 when revenue declined slightly as a result of our New York operations being closed for one full week due to the September 11, 2001 terrorist attack.

         In January 2001, we completed a private placement, which netted $4.7 million (issue price of $15.00 per share). Proceeds from the exercise of employee options at an average price of$3.08 netted $0.2 million. During the year $0.8 million was utilized to purchase shares in the market under our normal course issuer bid at an average price over the year of $8.88. Cash was also utilized to purchase capital assets and to repay lease obligations. The overall cash position increased by $0.7 million in 2001.

         In 2001 we continued our expansion by developing new products, building connectivity to European exchanges and through acquisition. In April 2001, the Corporation acquired all of the issued shares of the predecessor of RCS, a floor broker on the floor of the CBOE in Chicago, thereby acquiring access to the floor of the CBOE. The floor-brokerage operation is a key component of our strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

         In May 2001, we opened our first European office by incorporating BT(UK), a wholly owned subsidiary, in London, England. We are now able to route orders from European customers to North American exchanges. In due course, we intend to be able to route orders from European customers to European exchanges.

         In September 2001, we discontinued the operations of eContracts, our only subsidiary that was not part of the business model, in order to fully concentrate on the core business. Revenue for this subsidiary commenced in the year 2001 and was insignificant. Operations in the year 2000 were immaterial. Year 2001 revenue and expenses are disclosed as "Discontinued Operations".

         In September 2001, we opened a subsidiary in Philadelphia as a base for a new President, New Vice President of sales and supporting staff. Unfortunately, the subsidiary failed to generate additional revenue and to achieve cost efficiencies. The office was closed in March 2002, and the relationship with the new President and other staff ended.

         As a result of our continuing strategy, revenue continued to increase from the United States, reaching $15.7 million in 2001 as compared to $5.9 million in 2000. We anticipate that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         In December 2001, our renovation of both our new and existing space at our head office in Toronto was completed, and we moved into the new premises. As part of this move, leasehold improvements in the old space were demolished in order to completely rebuild the premises, and the remaining unamortized original cost of the leasehold improvements in this renovated area was written off.

         The cost of our rapid expansion is shown in the loss for the year of $2.9 million from continuing operations, as significant new staff were added and our internal data networks were upgraded significantly.

         Total operating expenses increased from $6.3 million in 2000 to $14.7 million in 2001, an increase of 133%. Cash flow from operations however in 2001 was a positive $12,000 as compared to a utilization of $4.1 million in 2000.

Acquisition

         Robert C. Sheehan & Associates, Inc. In April 2001, we acquired all of the outstanding shares of the predecessor of RCS for cash consideration of $1.7 million. As of December 31, 2001, $0.4 million of the cash consideration remained payable to the vendor of RCS, which amount was subsequently paid in January 2002.

         RCS is a broker-dealer that executes exchange-traded equity and index options on the CBOE and is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

Consolidated Results of Continuing Operations

Revenue
============================================================================================================================

                                  Quarter Ended March                  Total Revenue for the Years ended December 31,
                                      31, ($000s)                                         ($000s)
                         ---------------------------------------------------------------------------------------------------

                           2002     % of     2001     % of         2001      % of        2000    % of       1999   % of
                                  Revenue            Revenue                Revenue             Revenue           Revenue
----------------------------------------------------------------------------------------------------------------------------

Subscription Fees         $ 2,852    40%    $2,348     52%      $  10,596      43%    $ 6,080      51%    $4,526     77%
----------------------------------------------------------------------------------------------------------------------------

Transaction Fees            2,924    41%     1,861     41%          8,900      36%      3,276      27%       644     11%
----------------------------------------------------------------------------------------------------------------------------

Commissions                   998    14%        --     --           3,594      15%         --      --         --     --
----------------------------------------------------------------------------------------------------------------------------

Software Development           35     1%       235      5%            772       3%      2,059      17%       667     11%
and Installation
----------------------------------------------------------------------------------------------------------------------------

Other                         293     4%       106      2%            598       3%        536       5%        67      1%
----------------------------------------------------------------------------------------------------------------------------

Total Revenue             $ 7,102           $4,550              $  24,460             $11,951             $5,904
============================================================================================================================

         Total revenue increased from $5.9 million in 1999 to $12.0 million in 2000 (an increase of 102%), and to $24.5 million in 2001 (an increase of 105%). Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to our Transactions Gateway, increased by 74% in 2001 as compared to 2000 and accounted for 43% of total revenue in 2001 as compared to 51% of total revenue in 2000 and 77% of total revenue in 1999. We expect subscription fee revenue as a percentage of total revenue to decrease in the future as more customers are expected to switch to a transaction fee model. Transaction fee revenue, which is based on customers paying a fee per transaction routed through our Transactions Gateway, increased by 172% in 2001 as compared to 2000 and accounted for 36% of total revenue in 2001 as compared to 27% of total revenue in 2000 and 11% of total revenue in 1999.

         In 2001, we acquired the predecessor of RCS, a broker-dealer that executes exchange-traded equity and index options on the CBOE. For the nine months ended December 31, 2001, RCS generated $3.6 million in commission income that accounted for 15% of total revenue in 2001.

         Software development and installation fees decreased by 63% in 2001 as compared to 2000 and accounted for 3% of total revenue in 2001 as compared to 17% of total revenue in 2000 and 11% of total revenue in 1999. We expect that this revenue stream will be a significantly smaller percentage of the overall business in future years. Other revenue which include revenue from connectivity to our Transactions Gateway as well as revenue from information distribution, increased by 12% in 2001 to $0.6 million as compared to $0.54 million in 2000.

==========================================================================================================================

                                       Quarter Ended March 31,         Revenue by Country for the Years ended December 31,
                                               ($000s)                                           ($000s)
                               -------------------------------------------------------------------------------------------

                                 2002    % of       2001    % of        2001   % of      2000   % of       1999    % of
                                        Revenue            Revenue            Revenue          Revenue            Revenue
-------------------------------------------------------------------------------------------------------------------------

Canada

 Subscription Fees              $1,728     73%    $ 1,355     74%    $6,512     74%   $3,213     53%    $2,012     75%
-------------------------------------------------------------------------------------------------------------------------

 Transaction Fees                  443     19%        274     15%     1,336     15%      558      9%       203      8%
-------------------------------------------------------------------------------------------------------------------------

 Commissions                        --     --          --     --         --     --        --     --         --     --
-------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================

                                       Quarter Ended March 31,        Revenue by Country for the Years ended December 31,
                                               ($000s)                                           ($000s)
                               -------------------------------------------------------------------------------------------

                                 2002    % of       2001    % of        2001   % of      2000   % of       1999    % of
                                        Revenue            Revenue            Revenue          Revenue            Revenue
-------------------------------------------------------------------------------------------------------------------------

 Software Development and           26      1%        103      6%       447      5%    1,783     29%       415     15%
    Installation
-------------------------------------------------------------------------------------------------------------------------

 Other                             177      7%         99      5%       490      6%      523      9%        50      2%
-------------------------------------------------------------------------------------------------------------------------

 Revenue from Canada            $2,374            $ 1,831            $8,785           $6,077            $2,680
-------------------------------------------------------------------------------------------------------------------------

United States

 Subscription Fees              $1,124      24%   $   993     37%    $ 4,084    26%   $2,867     49%    $2,514     78%
-------------------------------------------------------------------------------------------------------------------------

 Transaction Fees                2,481      53%     1,587     58%      7,563    48%    2,718     46%       441     14%
-------------------------------------------------------------------------------------------------------------------------

 Commissions                       998      21%        --     --       3,594    23%       --     --         --     --
-------------------------------------------------------------------------------------------------------------------------

 Software Development and            9      --        132      5%        325     2%      277      5%       252      8%
    Installation
-------------------------------------------------------------------------------------------------------------------------

 Other                             116       2%         7     --         109     1%       12     --         17     --
-------------------------------------------------------------------------------------------------------------------------

 Revenue from United States     $4,728            $ 2,719            $15,675          $5,874            $3,224
=========================================================================================================================

         We generated approximately 64% of our revenue in the United States and 36% of our revenue in Canada. Revenue increased in both Canada and the United States from 2000 with significant growth occurring in the United States. Revenue in Canada increased from $6.1 million in 2000 to $8.8 million in 2001, an increase of 45%, compared to the 127% increase in 2000 from 1999 revenue of $2.7 million. Revenue in the United States increased from $5.9 million in 2000 to $15.7 million in 2001, an increase of 167%, compared to the 82% increase in 2000 from 1999 revenue of $3.2 million. We anticipate that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         Gross Margin

========================================================================================================

                                                       Gross Margin for the
                       ---------------------------------------------------------------------------------

                          Three Months Ended March 31,                 Years Ended December 31,
                                     ($000s)                                    ($000s)
                       ---------------------------------------------------------------------------------

                             2002              2001           2001           2000            1999
--------------------------------------------------------------------------------------------------------

Revenue                   $      7,102      $    4,550      $   24,460    $   11,951      $    5,904
--------------------------------------------------------------------------------------------------------

Cost of Revenue                  3,647           1,616          10,513         4,530           2,173
--------------------------------------------------------------------------------------------------------

Gross Margin              $      3,455      $    2,934      $   13,947    $    7,421      $    3,731
--------------------------------------------------------------------------------------------------------

Gross Margin %                49%              64%             57%            62%             63%
========================================================================================================


         Gross margin as a percentage of sales declined to 49% in the first quarter of 2002, from 64% in the first quarter of 2001. The decline in margin is attributable to a change in the sales mix that includes the lower margin brokerage business in the first quarter of 2002 which did not exist in the first quarter of 2001 as well as the increased costs from expanded capacity and connectivity to new markets in 2002.

         Gross margin as a percentage of revenue declined to 57% in 2001, from 62% in 2000 and 63% in 1999. The decline in margin is attributable to a change in the sales mix that now includes the lower margin brokerage business as well as an increase in direct costs incurred in 2001 to expand capacity and connectivity to new markets. We expect the margin on the brokerage business to improve in future years as we intend to move towards becoming self-clearing.

                  Operating Expenses

====================================================================================================================================

                                                                          Operating Expenses for the
                                      ----------------------------------------------------------------------------------------------

                                             Three Months ended March 31,                             Years ended December 31,
                                                       ($000s)                                                 ($000s)
                                      ------------------------------------------- --------------------------------------------------

                        2002     % of         2001    % of          2001     % of         2000     % of          1999     % of
                                  Revenue              Revenue                Revenue               Revenue                Revenue
------------------------------------------------------------------------------------------------------------------------------------

Sales and Marketing   $ 1,191(1)     17%     $ 1,130     25%      $ 5,072(1)    21%      $ 2,721       23%      $ 1,874       32%
------------------------------------------------------------------------------------------------------------------------------------

Research and              904        13%         767     17%        3,062       12%        2,011       17%        1,794       30%
Development
------------------------------------------------------------------------------------------------------------------------------------

Government Assistance      --        --           --     --            --       --        (1,150)     (10)%          --       --
------------------------------------------------------------------------------------------------------------------------------------

Administration          1,750        24%         745     16%        6,582       27%        2,676       22%        2,356       40%
------------------------------------------------------------------------------------------------------------------------------------

Total Operating       $ 3,845        54%     $ 2,642     58%      $14,716       60%      $ 6,258       52%      $ 6,024      102%
Expenses
====================================================================================================================================

(1) Includes non-recurring Philadelphia expenses for the three months ended March 31, 2002 of $302 (year ended December 31, 2001 of $392).

         Sales and Marketing Expenses. Sales and marketing expenses, excluding non-recurring Philadelphia expenses of $0.3 million, decreased by $0.2 million or 21% to $0.9 million in the first quarter of 2002 as compared to $1.1 million in the first quarter of 2001. The reduced expense is primarily due to certain marketing consulting costs incurred in the first quarter of 2001 that did not occur in the first quarter of 2002 as well as the termination of certain sales and marketing personnel in the first quarter of 2002.

         Sales and marketing expenses totaled $4.7 million in 2001 (excluding non-recurring Philadelphia expenses of $0.4 million), $2.7 million in 2000 and $1.9 million in 1999. Sales and marketing expenses, excluding non-recurring Philadelphia expenses, increased by $2.0 million or 72% in 2001 over 2000 and by $0.8 million or 45% in 2000 over 1999. As a percentage of revenue, sales and marketing expenses, excluding non-recurring Philadelphia expenses, were 19% of sales in 2001, compared to 23% of sales in 2000 and 32% of sales in 1999. The primary factors that contributed to the increase in sales and marketing expenses in 2001 were headcount additions and increased spending on advertising and promotions.

         Research and Development Expenses and Government Assistance. Research and development expenses increased by $0.1 million or 18% to $0.9 million in the first quarter of 2002 as compared to $0.8 million in the first quarter of 2001. The increased expense is primarily due to headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets.

         Research and development expenses totaled $3.1 million in 2001, $2.0 million in 2000 and $1.8 million in 1999. Research and development expenses increased by $1.1 million or 52% in 2001 over 2000, and by $0.2 million or 12% in 2000 over 1999. As a percentage of revenue, research and development expenses were 12% of sales in 2001, compared to 17% of sales in 2000 and 30% of sales in 1999. The primary factor that contributed to the increase in research and development expenses in 2001 was headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets in order to increase its customer base.

         In 2000, the Corporation recognized a recovery of $1.2 million against research and development expenses relating to scientific research and developmental assistance for the taxation years 1996 to 1999 provided by the Government of Canada. This amount was received in 2001. Any future reimbursements that the Corporation may be entitled to, will only be obtainable as a credit against income taxes payable in Canada.

         Administration Expenses. Administration expenses increased by $1.0 million or 135% to $1.7 million in the first quarter of 2002 as compared to $0.7 million in the first quarter of 2001. The primary factors that contributed to the increased expenses were headcount additions and increased professional fees to support the growth and size of the Corporation, increased costs of the core communication infrastructure, and foreign exchange gains incurred in the first quarter of 2001 that did not occur in the first quarter of 2002.

         Administration expenses totaled $6.6 million in 2001, $2.7 million in 2000 and $2.4 million in 1999. Administration expenses increased by $3.9 million or 146% in 2001 over 2000, and by $0.3 million or 14% in 2000 over 1999. As a percentage of revenue, administration expenses were 27% of sales in 2001, compared to 22% of sales in 2000 and 40% of sales in 1999. The primary factors that contributed to the increase in administration expenses in 2001 were headcount additions, costs related to additional office space in Toronto, Philadelphia and London, England and an increase in the administrative overhead to support the growth in sales and size of the Corporation.

         Non-Recurring Philadelphia Expenses. Non-recurring Philadelphia expenses relate primarily to the salaries and office rental costs of the Philadelphia operation incurred in the first quarter of 2002 prior to the decision to close the office on March 1, 2002. (see infra, "Restructuring Charges").

         Other Income and Expenses
=============================================================================================================================

                                                                Other Income and Expenses for the
                            -------------------------------------------------------------------------------------------------

                                  Three Months Ended March 31,                            Years ended December 31,
                                             ($000s)                                               ($000s)
-----------------------------------------------------------------------------------------------------------------------------

                             2002     % of         2001   % of         2001     % of       2000     % of      1999    % of
                                      Revenue             Revenue               Revenue             Revenue           Revenue
-----------------------------------------------------------------------------------------------------------------------------

Amortization of Capital     $   489     7%     $   369      8%     $ 1,646      6%       $  793      7%      $ 220     4%
Assets
-----------------------------------------------------------------------------------------------------------------------------

Amortization of Goodwill         --    --           30      1%         153      1%           48      1%         --    --
-----------------------------------------------------------------------------------------------------------------------------

Write-down of Leasehold          --    --           --     --          153      1%           --     --         113     2%
Improvements
-----------------------------------------------------------------------------------------------------------------------------

Interest Expense                138     2%         116      2%         466      2%          166      1%         25    --
-----------------------------------------------------------------------------------------------------------------------------

Interest Income                 (23)   (1)%        (98)    (2)%       (312)    (1)%        (227)    (2)%        --    --
-----------------------------------------------------------------------------------------------------------------------------

Stock Exchange Listing           --    --           --     --           --     --           525      4%         --    --
Costs
-----------------------------------------------------------------------------------------------------------------------------

Restructuring Charges           843    12%          --     --           --     --            --     --          --    --
-----------------------------------------------------------------------------------------------------------------------------

Other Expenses, Net         $ 1,447    20%     $   417      9%     $ 2,106      9%     $  1,305     11%    $   358     6%
=============================================================================================================================

         Amortization of Capital Assets. Amortization of capital assets increased by $0.1 million or 32% to $0.5 million in the first quarter of 2002 as compared to $0.4 million in the first quarter of 2001. The increase in first quarter of 2002 is a reflection of the increased capital asset expenditures.

         Amortization of capital assets totaled $1.6 million in 2001, $0.8 million in 2000 and $0.2 million in 1999. Amortization of capital assets increased by $0.8 million or 107% in 2001 over 2000 and by $0.6 million or 260% in 2000 over 1999. The increase in amortization of capital assets in 2001 resulted from acquisitions of both owned and leased computer equipment of approximately $1.4 million as well as capital expenditures on leasehold improvements and furniture of approximately $1.3 million in 2001. The computer equipment additions improved our high-speed connectivity between customers, the Corporation and a multitude of exchanges and other markets for live trade execution.

         Amortization of Goodwill. The Corporation has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Corporation is in the process of applying the impairment test transition rules in accordance with the new standard.

         Amortization of goodwill totaled $153,000 in 2001, $48,000 in 2000 and nil in 1999. The increase in goodwill amortization in 2001 resulted from the acquisition of RCS.

         Effective January 1, 2002 the Corporation will cease to amortize goodwill in accordance with the new CICA Section 3062 and will review goodwill annually for impairment.

         Write-down of Leasehold Improvements. During 2001 the Corporation completed its leasehold improvements on its new expanded facilities in Toronto and rebuilt a portion of its existing facilities. The rebuild of the existing facilities resulted in a write-down of the old leasehold improvements of $153,000.

         Interest Expense. Interest expense increased to $138,000 in the first quarter of 2002 as compared with $116,000 in the first quarter of 2001. The increase resulted from additional capital lease obligations and a bank loan in 2002.

         Interest expense totaled $466,000 in 2001, $166,000 in 2000 and $25,000 in 1999. Interest expense increased by $300,000 or 180% in 2001 over 2000 and by $141,000 or 564% in 2000 over 1999. The increase in the interest expense is mainly attributable to the significant increase in capital lease obligations in 2001 of $1.2 million and $2.7 million in 2000. The Corporation utilizes capital leases to finance the significant amount of capital expenditures required for its network infrastructure.

         Interest Income. Interest income totaled $23,000 in the first quarter of 2002 as compared with $98,000 in the first quarter of 2001.

         Interest income totaled $312,000 in 2001, $227,000 in 2000 and nil in 1999. The increase in interest income in 2001 of $85,000 compared with 2000 is due mainly to the cash invested following the private placement of common shares in January 2001.

         Stock Exchange Listing Costs. Stock exchange listing costs of $525,000 relate to the costs of the Corporation's listing on the TSX in November 2000 and the filing of the Corporation's Registration Statement on Form 20-F with the SEC in 2000. No additional significant costs are expected.

         Income Taxes. Income taxes totaled $15,685, $5,063 and $9,019 in 2001, 2000 and 1999 respectively. The Corporation has net operating loss carry forwards in Canada of approximately $3.5 million and in the United States of approximately $8.5 million that may be used to offset future taxable earnings. The benefits of these losses have not been reflected in the consolidated financial statements as the Corporation has recorded a valuation allowance against the tax benefit of these losses. The losses expire in Canada beginning in 2004 and expire in the United States beginning in 2011.

         Restructuring Charges. On March 1, 2002, the Corporation closed its Philadelphia office and ended its relationship with its President and other employees. The Corporation recorded a restructuring charge of $0.8 million relating to employee severance and lease termination costs.

         Net Loss from Continuing Operations. A net loss from continuing operations of $1.9 million was incurred for the quarter ended March 31, 2002 as compared to a net loss from continuing operations of $0.1 million in the comparable quarter of 2001. Basic and diluted loss per share from continuing operations for the quarter ended March 31, 2002 was $0.17 as compared to a loss of $0.01 per share from continuing operations for the first quarter of 2001.

         As a result of the factors discussed above, the net loss from continuing operations increased to $2.9 million in 2001 from $0.1 million in 2000 as compared to a reduction in the loss from 1999 of $2.7 million to $0.1 million in 2000. The loss per share from continuing operations increased to $0.26 per share as compared to a loss of $0.02 per share in 2000 and a loss of $0.38 per share in 1999.

         Loss from Discontinued Operations. In September 2001, the Corporation ceased operations of its wholly-owned subsidiary, eContracts, a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the consolidated financial statements for all periods presented have reflected this business separately from continuing operations. The Corporation recorded a loss from discontinued operations in 2001 of $1.2 million which included an impairment charge for goodwill of $0.3 million, a stock compensation expense of $0.1 million relating to contingent stock consideration paid and a loss from the operations of eContracts of $0.8 million.

         Liquidity and Capital Resources. Cash flow generated from operations was negative $221,000 in the first quarter of 2002 compared to negative $243,000 in the first quarter of 2001. The Corporation utilized $0.9 million of cash for investing activities in the first quarter of 2002 compared to $0.1 million for the first quarter of 2001. Investing activities in the first quarter of 2002 consisted of a final payment of $0.3 million owing from the 2001 acquisition of RCS and $0.6 million for the acquisition of capital assets. The Corporation utilized $0.2 million of cash for financing activities in the first quarter of 2002 compared to generating $4.0 million for the first quarter of 2001. Financing activities in the first quarter of 2002 consisted of repayment of bank debt and capital lease obligations of $0.5 million and additional bank borrowings of $0.3 million to finance leasehold improvements. The first quarter of 2001 included a private placement with net proceeds of $4.7 million and a repurchase of Common Shares of $0.5 million and repayment of capital lease obligations of $0.2 million.

         As at March 31, 2002, the Corporation had cash and short-term investments amounting to $5.0 million, and had working capital of $4.5 million. Subsequent to the quarter end the Corporation received $6.7 million, representing one-half the proceeds of the issue of the 2,730,000 Special Warrants for gross proceeds of $14,332,500 to the Corporation. The balance of the funds was placed in escrow and will be released upon the issue of a receipt of the final prospectus by the Ontario Securities Commission. The Corporation believes that its current cash resources and cash flow from operations will be sufficient to meet its normal working capital and capital expenditure requirements for the current year.

         As of year-end the Corporation had cash and cash equivalents of $6.4 million, an increase of $0.8 million or 14% from the $5.6 million at the 2000 year-end. Cash generated from continuing operations for the 2001 year was $12,000 as compared to cash utilized by continuing operations in the 2000 year of $4.1 million. The Corporation has a demand operating facility of $1 million that may be used to finance general corporate requirements and a demand facility of US $0.6 million that may be used to finance leasehold improvements in the Corporation's United States operations. As of year-end the Corporation had utilized $0.7 million of the Canadian facility and utilized the remaining Canadian facility subsequent to year-end. The Corporation believes that its working capital of $6.9 million will be sufficient to meet the anticipated daily cash requirements throughout fiscal 2002, although the Corporation may seek to raise additional capital in 2002 to fund expansion plans or potential acquisitions.

         The Corporation used $2.1 million for investing activities in 2001 compared to using $0.7 million in 2000. This increase was attributable to the acquisition of RCS that was paid for in cash as well as capital expenditures on leasehold improvements and furniture and equipment at the Toronto corporate office of approximately $1.3 million. The Corporation also incurred significant capital expenditures for computer equipment in 2001 of approximately $1.4 million, of which approximately $1.2 million was financed through a capital leasing program. In 2000, the Corporation received proceeds of $0.8 million on the sale and lease-back of certain computer equipment.

         The Corporation operates a large enterprise network providing connectivity between its clients, its offices and high-speed access to a multitude of destinations for live trade execution and as a result anticipates continuing capital expenditures on computer equipment during 2002, such capital expenditures to be funded through a capital leasing program.

         The Corporation generated cash of $3.6 million from financing activities in 2001 compared to generating cash of $10.6 million in 2000. In 2001, the Corporation issued 333,334 Common Shares from treasury for net proceeds of $4.7 million in private placements and repurchased 91,900 Common Shares for cancellation under a normal course issuer bid for a cost of $0.8 million. In 2000, the Corporation issued 2,013,800 Common Shares from treasury for net proceeds of $7.6 million and issued 1,800,000 share purchase warrants for proceeds of $1.8 million in private placements. The Corporation issued 66,600 Common Shares in 2001 upon the exercise of stock options by employees for proceeds of $205,000 and issued 899,000 Common Shares in 2000 upon the exercise of stock options by employees and directors for proceeds of $3.2 million.

         The Corporation made repayments under capital lease obligations of $1.1 million in 2001 and repayments under capital lease obligations of $0.8 million in 2000. The Corporation received proceeds of $0.7 million from a bank loan in 2001 and repaid $0.1 million of the loan in 2001. The Corporation repaid a note payable of $1.2 million in 2000.

         Subsequent to year-end the TSX approved a normal course issuer bid for the Corporation to repurchase, at its discretion, up to 553,000 of its common shares in 2002.

Risk Management

         The Corporation is exposed to various risks in the normal course of its business that may cause actual results to vary materially from the anticipated results discussed herein. see "Risk Factors" for a discussion of these risks.

Future Outlook

         The Corporation intends to continue its present revenue model by concentrating on increasing connectivity to exchanges around the world and promoting its transaction based fee model. While the Corporation expects that subscription fee revenue will continue to increase at a modest rate, transaction fee based revenue is expected to continue to increase. As well, continued expansion in the United States is expected to generate an increasing percentage of revenue.

         The acquisition of RCS proved to be a successful strategy in giving the Corporation not only an additional revenue stream but also access to potential new customers. The Corporation will look favorably upon possible future similar acquisitions.

         Building connectivity to an increasing number of destinations will remain a priority.

         The Corporation expects to realize improving gross profit margins as it intends to move towards becoming self-clearing, thereby making each transaction more profitable.

         The Corporation expects that its London office will provide an opportunity to increase European business.

         The Corporation faces a number of risks in its business that are identified under "Risk Factors". The occurrence of one or more of the events described therein may have a materially adverse effect upon the Corporation's results of operations, financial condition and future prospects.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         Directors and senior management. The following table sets forth certain information concerning our directors and senior management:

=================================================================================================================================

 Name & Municipality of      Position with Corporation          Principal Occupation               Age           Director Since
        Residence
---------------------------------------------------------------------------------------------------------------------------------
Sidney H. Belzberg         Chairman of the Board, Chief   Officer of the Corporation                43                1993
Toronto, Ontario           Executive Officer and
                           Director
---------------------------------------------------------------------------------------------------------------------------------
Alicia Belzberg            Executive Vice President,      Officer of the Corporation                48                1993
Toronto, Ontario           Secretary and Director
---------------------------------------------------------------------------------------------------------------------------------
John L. Engels(1)
Greenwich, Connecticut     Vice-Chairman of the Board     Vice-Chairman of the                      64                2001
                           and Director                   Corporation and Chairman and
                                                          CEO of Letteau Ltd., a risk
                                                          management firm
---------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Cyna, CA       Chief Financial Officer and    Officer of the Corporation                58                1999
Toronto, Ontario           Director
---------------------------------------------------------------------------------------------------------------------------------
Donald W. Wilson           Chief Operating Officer and    Officer of the Corporation                50                1994
Toronto, Ontario           Director
---------------------------------------------------------------------------------------------------------------------------------
Dr. William Gnam(1)(2)     Director                       Economist, University of Toronto          39                1994
Toronto, Ontario
---------------------------------------------------------------------------------------------------------------------------------
Stephen Sadler(1)(2)       Director                       Chairman and CEO of Enghouse              51                1997
Toronto, Ontario                                          Systems Limited, a software
                                                          developer
=================================================================================================================================

(1)      Member of the Audit Committee.

(2)      Member of the Compensation Committee.

Except as disclosed below under "Management", during the last five years, our directors and officers noted above have held the occupation or have been associated with the companies or firms listed opposite their respective names.

Management

         Belzberg's management team and board of directors consists of the following:

         Sidney H. Belzberg has been Chairman and Chief Executive Officer of the Corporation since he co-founded Belzberg in 1993. Mr. Belzberg is married to Alicia Belzberg. From 1987 to 1992, Mr. Belzberg was President of Eastern Datacom Systems Ltd. Mr. Belzberg holds a Bachelor of Science degree from the University of Alberta.

         Alicia Belzberg has been Executive Vice President of the Corporation since she co-founded Belzberg in 1993. Ms Belzberg is married to Mr. Belzberg. From 1989 to 1992, Ms Belzberg was General Manager of Eastern Datacom Systems Ltd. Ms. Belzberg holds a Bachelor of Arts degree from Concordia University.

         Lawrence J. Cyna has served as Chief Financial Officer of the Corporation since April, 1999. Prior to joining Belzberg, Mr. Cyna was a Senior Partner at Cyna & Co., Chartered Accountants, in Toronto, Canada. Mr. Cyna is a Chartered Accountant and recipient of the Founder's Prize for academic achievement from the Canadian Institute of Chartered Accountants. Mr. Cyna is also a Certified Public Accountant having obtained his accreditation with distinction in 1999. Mr. Cyna intends to retire as an officer of the Corporation when a new Chief Financial Officer is appointed.

         Donald W. Wilson has served as Chief Operating Officer of the Corporation since June, 1994. From 1991 to 1994, Mr. Wilson was employed at Gordon Capital Corporation, in Toronto, Canada, where he was Manager of Information Systems. Mr. Wilson holds a Masters degree in Music from the University of Toronto.

         Robert C. Sheehan has served as Chief Executive Officer of the Corporation's subsidiaries, EBS since its inception in 2000 and RCS since its inception in 1985. Mr. Sheehan is registered as a registered representative with the SEC.

         Stephen Sadler has been a Director of the Corporation since October 28, 1997. Since April 2000, Mr. Sadler has been the Chairman and CEO of Enghouse Systems Limited, a world leading software engineering company that develops Geographic Information Systems based solutions for Telecommunications and Utility companies. He is also Chairman of Helix Investments Corporation, a venture capital firm, a position which he has held since 1999. Mr. Sadler served as President and CEO of Geac Computer Corporation from 1990 to 1996, as Vice Chairman from 1996 to 1998, and as Senior Advisor in 1999. Mr. Sadler is currently a director of several high-tech private and public companies, including Open Text Corporation, a leading provider of collaborative commerce applications, such as Livelink(R), and Cyberplex Inc., one of North America's leading Internet professional services companies. Mr. Sadler has a Master of Business Administration degree, Chartered Accountant's designation, and Honours Bachelor's degree in Applied Science and Engineering .

         Dr. William H. Gnam has been a Director of the Corporation since June 13, 1994. Dr. Gnam is a Harvard-trained economist and a researcher at the University of Toronto. He has a Master of Science degree from Oxford University, England, where he was a Rhodes scholar, and a Medical Doctor degree from the University of Calgary.

         John L. Engels has been a Director of the Corporation since June 28, 2001. He became Vice-Chairman of the board of Belzberg in March, 2002. Mr. Engels has been the Chairman and Chief Executive Officer of Letteau Ltd. since 1996. Mr. Engels is also Chairman of Assets International Inc., a publisher of financial service industry publications which was founded in 1986. From 1987 to 1991, Mr. Engels managed the North American Securities Division of UBS Securities. In addition, he also ran the Equities Division of First Boston Corporation from 1981 to 1985.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets out information concerning the compensation earned from us and any of the our subsidiaries during each of the last three financial years in respect of our Chief Executive Officer and our four most highly compensated executive officers (the "Named Executive Officers").

                           Summary Compensation Table
====================================================================================================================================
                                             Annual Compensation               Long-Term Compensation Awards
                                      ----------------------------------------------------------------------------------------------
                                                                                     Awards                    Payouts
                                                                      ---------------------------------------- -------
                                                                      Securities Under     Restricted Shares     LTIP     All Other
                                      Salary     Bonus   Compensation  Options Granted  Restricted Share Units  Payouts Compensation
Name and Principal Position  Year      (US$)     (US$)      (US$)           (#)               (US$)              (US$)     (US$)
------------------------------------------------------------------------------------------------------------------------------------
Sidney H. Belzberg,          2001     278,557     nil        nil              nil              nil               nil         nil
Chairman & Chief             2000     310,696     nil        nil              nil              nil               nil         nil
Executive Officer            1999     315,816     nil        nil          550,000              nil               nil         nil
------------------------------------------------------------------------------------------------------------------------------------
Alicia Belzberg,             2001     278,557     nil        nil              nil              nil               nil         nil
Executive Vice President     2000     298,685     nil        nil              nil              nil               nil         nil
                             1999     310,993     nil        nil          550,000              nil               nil         nil
------------------------------------------------------------------------------------------------------------------------------------
Donald W. Wilson,            2001     329,557     nil        nil              nil              nil               nil         nil
Chief Operating Officer      2000     247,685     nil        nil              nil              nil               nil         nil
                             1999     234,471     nil        nil          550,000              nil               nil         nil
------------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Cyna,            2001     176,615   38,747       nil           50,000              nil               nil         nil
Chief Financial Officer      2000     168,919     nil        nil           50,000              nil               nil         nil
                             1999      51,189     nil        nil          250,000              nil               nil         nil
------------------------------------------------------------------------------------------------------------------------------------
Robert C. Sheehan,           2001     275,000     nil        nil          100,000              nil               nil         nil
President of RCS and EBS     2000      33,333     nil        nil           50,000              nil               nil         nil
====================================================================================================================================

Directors

         Directors who are not officers or our employees received cash remuneration of $10,000 per annum and $1,000 per meeting attended in person and $500 per meeting attended by telephone for services provided in their capacities as directors. In addition, we reimburse directors for expenses incurred by them in their capacity as directors for attending meetings.

         The Corporation maintains directors' and officers' liability insurance with a limit of US$10,000,000 per incident or a total of US$10,000,000 in each policy year regardless of the number of claims. The annual cost of this insurance coverage is US$97,000. There is no deductible with respect to claims against insured persons for losses subject to corporate reimbursement.

Options Granted During Most Recent Financial Year

         The following table sets out certain information relating to options granted during the most recent financial year to the Named Executive Officers.

===================================================================================================================================
                                                                                          Market Value of
                           Securities Under   % of Total Options   Exercise Price      Securities Underlying
           Name            Options Granted   Granted to Employees   Per Security     Options on the Date of    Expiration Date
                                  (#)          in Financial Year     ($/Security)       Grant ($/Security)
-----------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Cyna,                 50,000             4.32%               $7.00                $7.00            April 9, 2008
Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------------------------
Robert C. Sheehan,               100,000             8.64%               $8.00                $8.00            March 31, 2006
President of RCS & EBS
===================================================================================================================================

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

         The following table sets out certain information relating to options exercised by the Named Executive Officers during the most recent financial year and the value of unexercised in-the-money options held by the Named Executive Officers at the end of the most recent financial year:

=========================================================================================================================
                                                                     Unexercised Options     Value of Unexercised in-the-
                                                                          at FY-End            Money Options at FY-End
                              Securities                               December 31, 2001         December 31, 2001
                             Acquired on      Aggregate         ---------------------------------------------------------
                               Exercise     Value Realized      Exercisable   Unexercisable   Exercisable   Unexercisable
           Name                 (#)             (US$)               (#)           (#)           (US$)          (US$)
-------------------------------------------------------------------------------------------------------------------------
Sidney H. Belzberg,             nil              nil             500,000          nil            nil           nil
Chairman and Chief
Executive Officer
-------------------------------------------------------------------------------------------------------------------------
Alicia Belzberg,                nil              nil             500,000          nil            nil           nil
Executive Vice President
-------------------------------------------------------------------------------------------------------------------------
Donald W. Wilson,               nil              nil             500,000          nil            nil           nil
Chief Operating Officer
-------------------------------------------------------------------------------------------------------------------------
Lawrence J. Cyna,               nil              nil             100,000          nil            nil           nil
Chief Financial Officer
-------------------------------------------------------------------------------------------------------------------------
Robert C. Sheehan,              nil              nil             150,000          nil            nil           nil
President of RCS & EBS
=========================================================================================================================

Stock Option Plan

         We have established a Stock Option Plan (the "Plan") for the purpose of providing incentives to our directors, officers, employees and consultants. The maximum number of common shares reserved for issuance under the Plan is limited to 6,000,000 common shares. The board of directors may designate the recipient of options and determine the number of common shares covered by each option, its exercise price (which may not be less than closing market price of the common shares on the trading day prior to the grant), its expiry date and any other matters relating thereto. All options will be non-transferrable except in the event of an optionee's death.

         The issue of options under the Plan, together with any other stock options issued by us, may not result, at any time, in the number of shares reserved for issuance under stock options granted to any one person and the person's associates exceeding 5% of the issued and outstanding common shares.

         The following table sets out certain information with respect to options to purchase common shares which were issued under the Stock Option Plan and which were outstanding as at May 31, 2002:

=======================-========================================================================================
                                                                                            Market Value of
                                         Number of      Purchase Price                      Securities Under
      Optionees          Number of      Securities      of Securities     Expiry Date      Option on Date of
                         Optionees     Under Option      Under Option      of Option             Grant
----------------------------------------------------------------------------------------------------------------

All executive officers         3          300,000             $5.00      Aug 16, 2006           $5.00
and past-executive             3        1,200,000             $5.00      Sept 30, 2007          $5.00
officers of the                1           50,000            $10.00      Apr 9, 2007           $10.00
Corporation as a               1           50,000             $7.00      Apr 9, 2008            $7.00
group (4 individuals)          1           50,000             $5.05      Apr 6, 2009            $5.05
=======================-========================================================================================

=======================-========================================================================================
                                                                                            Market Value of
                                         Number of      Purchase Price                      Securities Under
      Optionees          Number of      Securities      of Securities     Expiry Date      Option on Date of
                         Optionees     Under Option      Under Option      of Option             Grant
----------------------------------------------------------------------------------------------------------------

All directors and              3           75,000             $3.50      Sept 25, 2006          $3.50
past-directors of the
Corporation who are            1           50,000             $5.00      Sept 30, 2007          $5.00
not executive                  2          150,000            $16.75      Sept 14, 2005         $16.75
officers as a group
(4 individuals)                1          175,000             $5.00      Dec 31, 2002           $5.00
----------------------------------------------------------------------------------------------------------------
All employees of the          39           70,900             $4.70      Sept 30, 2006          $4.70
Corporation as a group         8          153,000             $8.00      Mar 31, 2006           $8.00
                               3           15,000             $4.50      Jan 15, 2007           $4.50
                               1            8,000             $8.00      Sept 30, 2006          $8.00
                               4          155,000             $3.00      Sept 30, 2007          $3.00
                               1            5,000            $10.00      June 4, 2006          $10.00
                              21          189,400             $5.00      Sept 30, 2007          $5.00
                               1           10,000             $7.00      July 18, 2007          $7.00
                               1          100,000             $5.00      Nov 30, 2007           $5.00
                               1           30,000             $8.00      Mar 22, 2006           $8.00
                               1            5,500             $5.00      May 31, 2006           $5.00
                               1            5,000             $3.70      Oct 15, 2006           $3.70
                               1           20,000             $4.48      Sept 30, 2007          $4.48
                               1            4,000             $5.50      Sept 5, 2006           $5.50
                               1            2,000            $18.00      Nov 15, 2005          $18.00
                               1            2,000             $7.60      Apr 24, 2007           $7.60
                               1           25,000             $7.60      July 27, 2005          $7.60
                               1            1,000             $3.00      July 31, 2007          $3.00
                               1            6,000             $4.11      May 16, 2007           $4.11
                               1           50,000             $5.00      Sept 15, 2002          $5.00
                               5          186,000             $3.00      Sept 30, 2006          $3.00
                               1           27,500             $8.50      July 28, 2005          $8.50
                               1           98,000             $7.50      Aug 18, 2007           $7.50
----------------------------------------------------------------------------------------------------------------
Consultants of the             1          125,000             $9.00      Aug 4, 2007            $9.00
Corporation as a group         1          125,000            $12.00      Aug 4, 2007           $12.00
                               1          125,000            $15.00      Aug 4, 2007           $15.00
                               1          200,000             $7.00      Apr 17, 2005           $7.00
                               1           75,000            $15.00      Nov 30, 2003          $15.00
                               1           30,000            $15.00      Jan 26, 2003          $15.00
                               1           20,000             $5.50      Mar 20, 2004           $5.20
                               1           20,000             $8.00      Mar 31, 2003           $8.00
                               1          125,000             $8.00      Aug 15, 2006           $8.00
                               1          250,000             $8.00      May 22, 2004           $8.00
================================================================================================================

Indebtedness of Directors and Senior Officers

         As at May 31, 2002, the aggregate outstanding indebtedness to the Company and it's subsidiaries by all of the current and former officers, directors and employees, of the Company and its subsidiaries, which indebtedness was incurred in connection with our securities or the securities of any of our subsidiaries was $30,225.

         As at May 31, 2002, the aggregate outstanding indebtedness to us and any of our subsidiaries by all of our and our subsidiaries current and former officers, directors and employees, which indebtedness was not incurred in connection with a purchase of our securities, or any of our subsidiaries securities, was 9,012.

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

         Employees. As of May 31, 2002, we employed 130 full-time employees. Of these, 25 were in administration, 11 in sales and marketing, 38 in technical and customer support, 20 floor brokers and 36 in research and development. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement.

Employment Agreements

         The Company and Sidney H. Belzberg are parties to an employment agreement, dated as of August 15, 1996. Mr. Belzberg's employment is terminable as follows:

         o        For cause

         o        By Mr. Belzberg upon written notice

         o By the Company provided that twenty-four (24) months prior written notice or payment in lieu of such notice is given.

The employment agreement provides for a base salary of Cdn.$144,000 per year, which may be increased annually at the board of directors' sole discretion. In addition, the board of directors at its discretion may also pay bonuses to Mr. Belzberg from time to time. Mr. Belzberg is entitled to participate in any benefit or stock option plan the Company may institute.

         The employment agreement also prohibits competition with the Company for a period of three (3) years after the termination of the agreement.

         The Company and Alicia Belzberg are parties to an employment agreement, dated as of August 15, 1996. Mrs. Belzberg's employment is terminable as follows:

         o        For cause

         o        By Ms.Belzberg upon written notice

         o By the Company provided that twenty-four (24) months prior written notice or payment in lieu of such notice is given.

The employment agreement provides for a base salary of Cdn.$144,000 per year, which may be increased annually at the board of directors' sole discretion. In addition, the board of directors at its discretion may also pay bonuses to Ms.Belzberg from time to time. Ms.Belzberg is entitled to participate in any benefit or stock option plan the Company may institute.

         The employment agreement also prohibits competition with the Company for a period of three (3) years after the termination of the agreement.

         The Company and Donald W. Wilson are parties to an employment agreement, dated as of August 15, 1996. Mr. Wilson's employment is terminable as follows:

         o        For cause

         o        By Mr. Wilson upon written notice

         o By the Company provided that twenty-four (24) months prior written notice or payment in lieu of such notice is given.

The employment agreement provides for a base salary of Cdn.$144,000 per year, which may be increased annually at the board of directors' sole discretion. In addition, the board of directors at its discretion may also pay bonuses to Mr. Wilson from time to time. Mr. Wilson is entitled to participate in any benefit or stock option plan the Company may institute.

The employment agreement also prohibits competition with the Company for a period of three (3) years after the termination of the agreement.


         The Company and Lawrence J. Cyna, C.A., are parties to an employment agreement, dated as of April 6, 1999. Mr. Cyna's employment is terminable as follows

         o        For cause

         o        By Mr. Cyna upon written notice

         o By the Company provided that the initial contract of 36 months (and thereafter 12 months) prior written notice or payment in lieu of such notice is given.

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

         The Corporation and EBS have entered into an employment agreement with Robert C. Sheehan under which he has agreed to be employed as a senior executive of EBS. The agreement terminates on March 31, 2006.

         Compensation of senior management. During the fiscal year ended December 31, 1999, we paid our senior management Cdn.$1,441,043 in aggregate cash compensation. We do not offer any retirement pension plan, nor have we entered into any retirement compensation agreement for our directors and senior management.

Share Ownership

         For a description of share ownership in our company by each of our directors and executive officers, see "Item 7--Major Shareholders and Related Party Transactions."

         For a description of options granted to our directors and executive officers, see "Item 10--Additional Information--Options."

         For a description of arrangements involving our employees in the capital of Belzberg, see supra "Directors, Senior Management and Employees--Stock Option Plan."

Item 7.  Major Shareholders and Related Party Transactions

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

         As at May 31, 2002, a total of 11,033,424 common shares in our capital stock were issued and outstanding.

         The following table sets forth our beneficial ownership of each director and person known to us owning, directly or indirectly, 5% or more of our issued and outstanding common shares.

                                                                  Number of Shares
      Title of Class         Identity of Person or Group        Beneficially Owned(1)       Percent of Class(2)
      --------------         ---------------------------        ---------------------       -------------------

Common Shares                Alicia Belzberg*                          3,243,250(3)                   23.6%

Common Shares                Sidney Belzberg*                          2,795,488(4)                   20.4%

Common Shares                Donald W. Wilson                           860,000(5)                     6.3%

Common Shares                Stephen Sadler                             596,000(6)                     4.3%

Common Shares                Dr. William Gnam                            81,000(7)                      **

Common Shares                Lawrence J. Cyna                           326,400(8)                     2.4%

Common Shares                John L. Engels                               Nil(9)                        **

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

(3) Includes (i) 1,545,750 shares owned by Ms. Belzberg directly, 37,500 shares held indirectly through Cibex Ltd., a corporation controlled by Ms. Belzberg, (ii) 500,000 shares which may be issued pursuant to options owned by Ms. Belzberg, which options are currently exercisable,
         (iii) 390,000 shares in which Ms. Belzberg retains the voting power pursuant to a voting agreement with Golden Art Enterprises Inc., and
         (iv) 770,000 shares in which Ms. Belzberg retains the voting power pursuant to a voting agreement with Newstar Securities Ltd. See infra, "Voting Agreements."

(4) Includes (i) 1,135,488 shares owned by Mr. Belzberg directly, (ii) 500,000 shares which may be issued pursuant to options owned by Mr. Belzberg, which options are currently exercisable, (iii) 390,000 shares in which Mr. Belzberg retains the voting power pursuant to a voting agreement with Golden Art Enterprises Inc., and (iv) 770,000 shares in which Mr. Belzberg retains the voting power pursuant to a voting agreement with Newstar Securities Ltd. See "Voting Agreements" below.

(5) Includes (i) 360,000 shares owned by Mr. Wilson directly, and (ii) 500,000 shares which may be issued pursuant to options owned by Mr. Wilson, which options are currently exercisable.

(6) Includes (i) 396,000 shares owned by Mr. Sadler directly, and (ii) 200,000 shares which may be issued pursuant to options owned by Mr. Sadler, which options are currently exercisable. Does not include 75,000 options that are not currently exercisable.

(7) Includes 6,000 shares owned directly by Dr. Gnam and (ii) 75,000 shares which may be issued pursuant to options owned by Dr. Gnam, which options are currently exercisable. Does not include 75,000 options that are not currently exercisable.

(8) Includes (i) 160,880 shares owned directly by Mr. Cyna, (ii) 15,520 shares owned indirectly through his wife, and (iii) 150,000 shares which may be issued pursuant to options owned by Mr. Cyna, which options are currently exercisable.

(9) Does not include 25,000 options owned by Mr. Engels that are not currently exercisable.



         All of our shares carry identical voting rights.

Voting Agreements and Investor Rights Agreements

         In connection with the private placement of 1,150,000 Common Shares and 1,150,000 Warrants of the Corporation completed during 2000, each of Newstar Securities Ltd., Golden Art Enterprise Inc. and Benvie Holdings Ltd. (collectively, the "Investors") entered into agreements (the "Voting Agreements") with Sidney Belzberg and Alicia Belzberg (collectively, the "Belzbergs") pursuant to which they agreed to vote the Common Shares issued to them under the private placement and any Common Shares issued to them upon the exercise of such share purchase warrants (collectively, the "Subject Shares") held by them in accordance with the terms thereof. Under the Voting Agreements, each of the Investors is required to vote the Subject Shares registered in its name on all matters requiring the approval of shareholders of the Corporation, including the election of directors, as the Belzbergs may direct other than Extraordinary Matters. The Voting Agreements cease to apply in respect of any Subject Shares disposed of by the Investors. As at May 31, 2002, the Investors had an aggregate of 385,000 Common Shares and 775,000 Warrants registered in their respective names as follows:

Date                        Party                                  Common Shares                    Warrants
----                        -----                                  -------------                    --------
February 14, 2000           Newstar Securities Ltd.                   370,000                        400,000
February 14, 2000           Golden Art Enterprises                     15,000                        375,000

         Extraordinary Matters are defined to mean any matters to be voted upon by holders of Common Shares in respect of which:

         (a) the approval of holders of Common Shares is to be given by special resolution;

         (b) the approval of holders of Common Shares is to be given by a "majority of the minority" or by some other super-majority; or

         (c) the Belzbergs or the shareholder is precluded from voting any Common Shares for or against the matter.

         Each Voting Agreement terminates upon the earlier of:

         (i) the death or legal incapacity of Sidney H. Belzberg and Alicia Belzberg;

         (ii) the date upon which the aggregate number of common shares that Sidney H. Belzberg, Alicia Belzberg are entitled to vote represents less than 3% of the outstanding shares of Belzberg; or

         (iii)    the fifth anniversary of the Voting Agreement.

The Corporation has entered into Investor Rights Agreements with the Investors, which provide for certain registration rights in the event that the Corporation registers any of its securities for sale to the public in the United States under the United States Securities Act of 1933, as amended. Also, under these agreements, the Corporation has granted pre-emptive rights to each of the Investors which terminate upon completion of a Qualified Public Offering.

Item 8.  Financial Information

         Legal proceedings.  None.

         Dividend policy. We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common stock. However, if dividends are declared by our board of directors, all shares of common stock will participate equally in the distribution of dividends, and in the net assets in the event of the liquidation of Belzberg.

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



                                                    HIGH           LOW
                        PERIOD                     (Cdn.$)       (Cdn.$)
                        ------                     -------       -------

    Year Ended December 31, 1999:
             Fourth Quarter..................         6.00         4.90

    Year Ended December 31, 2000:
             First Quarter...................        14.40         3.80
             Second Quarter..................        10.60         6.20
             Third Quarter...................        20.00         7.00
             Fourth Quarter..................        20.00        12.50

    Year Ended December 31, 2001:
             First Quarter...................        14.50         7.50
             Second Quarter..................        10.60         6.70
             Third Quarter...................         8.50         3.25
             Fourth Quarter..................         6.70         3.00

    Year Ended December 31, 2002:
             First Quarter...................         6.15         3.75
             Second Quarter(1)...............         5.35         3.55
------------------------
(1) Through June 11, 2002

The high and low closing trading prices for each month, since December 2001, of our common stock are listed in the following chart.

                                                  HIGH                  LOW
                         PERIOD                  (Cdn.$)              (Cdn.$)
                         ------                  -------              -------

                December 2001                     4.35                 3.65
                January 2002                      6.15                 3.75
                February 2002                     6.00                 5.25
                March 2002                        5.95                 4.85
                April 2002                        5.35                 3.55
                May 2002                          4.68                 3.55

----------------------
Figures reflect the 5-for-1 stock split of our common stock effective July 14, 2000.

         Our shares of common stock are in registered form when issued. All of the shares outstanding are "restricted shares" within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

         As of May 31, 2002, there were 11,033,424 shares of our common stock outstanding, there were approximately 28 registered holders of our common stock, of which approximately 6% of the total outstanding common stock was held by 7 registered holders located in the United States.

Item 10.  Additional information

Memorandum and Articles of association

         The following presents a description of certain terms and provisions of our articles of incorporation and by-laws.

         General

         We were incorporated in the Province of Ontario, Canada on November 30, 1993 and operate under the Business Corporation Act (Ontario).

         Our corporate objectives and purpose are unrestricted.

         Directors

         Our by-laws provide that a director who has a material interest in any transaction with us must disclose such interest and shall not vote on any resolution to approve the transaction.

         Our by-laws provide our directors the following borrowing powers, subject to the Business Corporations Act (Ontario):

         -        borrow money upon Belzberg's credit;

         - issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of our company, whether secured or unsecured;

         - give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of us to secure performance of any present or future indebtedness, liability or obligation of any person; and

         - mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of our company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation our company, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee

Annual and special meetings

         The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing directors or the president shall determine. Notice of meetings is sent out to shareholders not less than 21 nor more than 51 days before the date of such meeting.

Investment Canada Act

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our stock, other than withholding tax requirements.

         There are no limitations under the laws of Canada or the Province of Ontario, or in our constating documents, with respect to the right of non-resident or foreign owners to hold or vote our common stock other than those imposed by the Investment Canada Act.

         The Investment Canada Act is a Canadian federal statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

         We believe that we are not currently "non-Canadian" for purposes of the Investment Canada Act. Should we Company become "non-Canadian" in the future, acquisitions of control of Canadian businesses by us would become subject to review under the Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under Act. Should the Company become "non-Canadian" in the future, we believe that we would likely qualify as a "WTO investor, as defined in the Investment Canada Act." Generally, a "WTO Investor" is an individual, other than a Canadian, who is a national of a country, which is a member of the World Trade Organization. In the case of a person, which is not an individual, a WTO investor is a person which, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries, which are members of the WTO, including virtually all countries of the Western world. Generally, in situations involving "WTO investors", indirect acquisitions are generally not reviewable under the Act; as of 2002, the threshold for review of acquisitions by "WTO investors" was acquired-business assets of $218 million. Conversely, in acquisitions of Canadian businesses engaged in the production of uranium, the provision of financial or transportation services or "cultural" businesses (relating to Canada's culture heritage or national identity), the benefit of the relatively high "WTO investor" thresholds do not apply.

         In the future, Belzberg may acquire providers of financial services. Investments to establish new, unrelated businesses are not generally reviewable under the Act. Investments to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

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

         To date, the Investment Canada Act has had no practical effect on our operations and/or financial condition. Moreover the Investment Canada Act has not and will not create an impediment to an unsolicited take-over of us as our asset base is approximately Cdn$15,671,000 as at March 31, 2002. Accordingly any proposed take-over of us by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. We would have to have an asset base of at least Cdn$184 million before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

Taxation

         The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

Certain Canadian Federal Income Tax Consequences

         The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds our common stock and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act") is not and has never been resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with us, holds his/her common stock as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Common Stock in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

         The summary is based on the current provisions of the Act and the regulations thereunder and our understanding of the current published administrative positions, and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") although no assurances can be given that such Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative positions or assessing policies of the CCRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders and prospective holders of our common stock should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.


Item 10.  Additional information

         Common stock. We presently are authorized to issue an unlimited number of shares of our common stock, no par value per share. As at May 31, 2002, we had 11,033,424 shares of our common stock issued and outstanding.

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

         Options. Set forth below is a table summarizing the 4,363,300 outstanding options to purchase shares of our common stock issued under our Stock Option Plan as of May 31, 2002.

                                   Outstanding                                        Exercisable
-----------------------------------------------------------------------------------------------------------------
            Range of          Number         Weighted          Weighted        Number            Weighted
        Exercise Prices    Outstanding   Average Exercise   Average Exercise   Exercisable   Average Exercise
                                        Remaining Life (a       Price                              Price
-----------------------------------------------------------------------------------------------------------------

          $3.00 - $5.00      2,603,800         4.66              $4.67        2,429,400           $4.71
          $5.50 - $9.00      1,197,500         3.70               7.68          921,250            7.62
        $10.00 - $18.00        562,000         3.90              14.32          330,667           13.38
                       ------------------------------------------------------------------------------------------
                             4,363,300         4.30              $6.74        3,681,317           $6.22
                       ==========================================================================================

(a) Weighted average contractual remaining life in years.

         In addition to the foregoing, as of May 31, 2002, Belzberg had issued compensation options to the underwriters of our Special Warrant Offering that was completed on June 14, 2002. Such compensation options entitle the holders to purchase 177,450 units consisting of one common share and one-quarter of one share purchase warrant of the Company at a price of $5.25 per unit expiring October 16, 2003. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $5.50 per share expiring October 16, 2003.

         Warrants. As at May 31, 2002, Belzberg had issued 1,750,000 share purchase warrants with various private placements of its common shares. Each share purchase warrant may be exercised at the below-referenced exercise price to purchase one (1) common share. Set forth below is a table summarizing all outstanding share purchase warrants of the Company's common stock.

Warrants

         A total of 1,750,000 share purchase warrants ("Warrants") were issued and outstanding at May 31, 2002. Each outstanding Warrant entitles the holder thereof to purchase a Common Share as follows:

         (a) 550,000 Warrants are exercisable at a price of $4.00 per share on the earlier of February 10, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (b) 500,000 Warrants are exercisable at a price of $5.00 per share on the earlier of February 14, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (c) 100,000 Warrants are exercisable at a price of $4.00 per share on the earlier of June 30, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (d) 600,000 Warrants are exercisable at a price of $10.00 per share on or before February 14, 2003.

         A Qualified Public Offering is defined to mean a firm commitment underwritten public offering of Common Shares of the Company in which the aggregate purchase price paid by the public is at least $25,000,000 and in which the offering price of the Common Shares is at least $5.00 per share.

Special Warrants

         In addition to the foregoing, pursuant to an underwriting agreement dated as of April 1, 2002 with Haywood Securities Inc. and Sprott Securities Inc. (collectively, the "Underwriters") Belzberg sold 2,730,000 Special Warrants to investors at a price of $5.25 per Special Warrant.

         An aggregate of 2,730,000 common shares and 682,504 Share Purchase Warrants were issued upon exercise of the Special Warrants on June 21, 2002.

         Subject to adjustment, each Share Purchase Warrant entitles the holder thereof to purchase one common share of the Company at any time on or before October 16, 2003 at a price of $5.50 per common share.

Dividends on Common Stock

         Dividends paid or credited or deemed under the Act to be paid or credited on our common stock held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on our common stock held by a Non-Resident Holder who is resident in the United States for purposes of the Canada- United States Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15%.

Disposition of Common Stock

         A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition of shares of our common stock unless at the time of such a disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder.

         Shares of our common stock will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time unless at any time during the sixty month period immediately preceding the disposition of such shares of our common stock, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together will all such persons, owned 25% or more of the shares of any class or series of our capital stock. For this purpose, a Non-Resident Holder will be considered to own any share in respect of which such holder or a person not dealing at arm's length with such holder has an interest or option or other right to acquire. Under certain circumstances, shares of common stock may be deemed to be taxable Canadian property. In the event that shares of our common stock constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition our common stock held by a Non-Resident Holder who is resident in the United States for purposes of the Canada-United States Income Tax Convention will generally not be subject to Canadian tax unless the value of the shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment or fixed base which such holder has or had in Canada within the 12 month period preceding the disposition. Provided that at the time a Non- Resident Holder disposes of shares of our common stock, such shares are listed on a prescribed stock exchange, the notification and withholding provisions of Section 116 of the Act will not apply.

         A purchase of shares of our common stock by the Company itself (other than a purchase of shares of our common stock in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by us on the purchase exceeds the paid-up capital of such shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident Holder's adjusted cost base of such shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the shares of our common stock to the Non-Resident Holder for purposes of computing the Non-Resident Holder's capital gain or loss under the Act.

Certain United States Federal Income Tax Consequences

         The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our common stock.

         As used herein, a "U.S. Holder" means a holder of our common stock who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold our common stock as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common stock as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire our common stock.

         This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire our common stock. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In additions, this discussion does not cover any state, local or foreign tax consequences.

         The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common stock and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common stock should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common stock.


Distributions on the Company's Common Stock

         U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in our commons and thereafter as gain from the sale or exchange of our common stock. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a company. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

         Dividends paid on our common stock will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States Companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless the company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

         Under current temporary Treasury Regulations, dividends paid on our common stock, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of our common stock, in the U.S. through a U.S. or U.S. related paying agent (including, a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. It should be noted, however, that under proposed Treasury Regulations which are not yet effective and which are only to be applied prospectively, any dividends paid on our common stock will be subject to information reporting and potential 31% U.S. backup withholding tax. Whether and when such proposed regulations will become effective cannot be determined at this time.

Foreign Tax Credit

         A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by us will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of our common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Company's Common Stock

         A U.S. Holder will recognize gain or loss upon the sale of our common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common stock. This gain or loss will be capital gain or loss if our common stock is a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are companies (other than companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

         In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of our common stock.

Foreign Personal Holding Company

         If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common stock would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

         If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common stock to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

         As a foreign company with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which is producing passive income. U.S. Holders owning common stock of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common stock of the PFIC are owned, in addition to treatment of gain realized on the disposition of common stock of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime of
Section 1291. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. The provision will apply to taxable years of U.S. persons beginning after 1997, and taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. We believe that we are not a PFIC for its fiscal years ended December 31, 1996 and 1997. We may have been a PFIC in earlier fiscal years and may be a PFIC in our current and subsequent fiscal years. If in our current or in a subsequent year we conclude that we are a PFIC, we intend to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that our determination concerning the PFIC status will not be challenged by the IRS, or that we will be able to satisfy record keeping requirements which will be imposed on QEF's.

Controlled Foreign Company

         If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all of our classes of stock ("United States shareholder"), we could be treated as a "controlled foreign company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes the U.S. 10-percent shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those U.S. shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common stock of our company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of our company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules generally will be eliminated for 10-percent U.S. shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the provision generally will treat the foreign corporation as a non-PFIC with respect to 10-percent U.S. shareholders of the CFC. The change generally will be effective for taxable years of U.S. persons beginning after 1997, and for taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules are provided for stock held by PFIC shareholders subject to the rules applicable to non-qualified funds. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to our holders of common stock, a more detailed review of these rules is outside of the scope of this discussion.

Dividend Restrictions

         We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common stock. We currently intend to retain any earnings for reinvestment in our business. However, if dividends are declared by our board of directors, all shares of common stock will participate equally in the dividends and in net assets in the event of our liquidation.

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

Item 11.  Quantitative and qualitative disclosures about market risk

         Not applicable.


Item 12.  Description of securities other than equity securities

         Not applicable.

                                     PART II

Item 13.  Defaults, dividend arrearages and delinquencies

         Not applicable

Item 14. Material modifications to the rights of security holders and use of proceeds

         Not applicable

Item 15. [reserved]

Item 16. [reserved]

                                    PART III

Item 17.  Financial statements

         Our financial statements filed as part of this registration statement are listed in Item 19, "Financial Statements and Exhibits."

         All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to United States GAAP.

Item 18.  Financial Statements

         Not applicable.

Item 19.  Financial statements and exhibits

(a)      Financial Statements


1. Deloitte & Touche LLP Auditors' Report on consolidated balance sheets of Belzberg Technologies Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and of cash flows for the years ended December 31, 2001, 2000, and 1999.

2. Consolidated balance sheets of Belzberg Technologies Inc. as at December 31, 2001 and 2000.

3. Consolidated statements of operations and deficit for the years ended December 31, 2001, 2000, and1999.

4. Consolidated statements of cash flows for the years ended December 31, 2001, 2000, and 1999.

5. Notes to the consolidated financial statements of Belzberg Technologies Inc. for the years ended December 31, 2001, 2000, and 1999.

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

2.2      Form of Warrant

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

3.5 Voting Agreement between Newstar Securities Ltd. and Sidney H. Belzberg and Alicia Belzberg dated February 10, 2000.**

3.6 Amended and Restated Voting Agreement between Newstar Securities Ltd. and Sidney H. Belzberg and Alicia Belzberg dated February 14, 2000.**

3.7      Employment Agreement, dated August 15, 1996, with Donald W. Wilson.**

3.8      Employment Agreement, dated April 5, 1999, Lawrence J. Cyna**

--------------------
** Incorporated by reference to the company's registration statement on Form 20-F filed on December 18, 2000.

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement in its behalf.

                            BELZBERG TECHNOLOGIES INC.





                            By: /s/ ALICIA BELZBERG
                                -------------------------------
                               Name:  Alicia Belzberg
                               Title: Executive Vice President

Date: July 1, 2002

Consolidated Financial Statements of


BELZBERG TECHNOLOGIES INC.

December 31, 2001 and 2000

(in Canadian dollars)

Auditors' Report

To the Shareholders of
Belzberg Technologies Inc.

We have audited the consolidated balance sheets of Belzberg Technologies Inc. (the "Corporation") as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
March 1, 2002


Comments by Auditors for U.S. Readers on Canada--
U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the financial statements. In the year ended December 31, 2001, the Corporation implemented the recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3500, Earnings Per Share. The impact of this change in accounting policy is set out in Note 2 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
March 1, 2002

BELZBERG TECHNOLOGIES INC.
Consolidated Balance Sheets
December 31, 2001 and 2000
in Canadian dollars)
--------------------------------------------------------------------------------

                                                          2001          2000
                                                      -----------    -----------
ASSETS

CURRENT

   Cash and cash equivalents                          $ 6,361,427    $ 5,641,924
   Accounts receivable (Note 3)                         4,715,206      3,718,582
   Government assistance receivable                            --      1,149,779
   Prepaid expenses and other receivables                 970,681        316,708
--------------------------------------------------------------------------------
                                                       12,047,314     10,826,993

   RESTRICTED CASH (Note 4)                                    --         81,000
   CAPITAL ASSETS (Note 5)                              4,647,962      3,751,182
   GOODWILL, net of accumulated amortization
     of $142,838 and $47,711, respectively (Note 6)   $   755,239        800,350
--------------------------------------------------------------------------------
                                                      $17,450,515    $15,459,525
================================================================================

   LIABILITIES
   CURRENT
     Accounts payable and accrued liabilities         $ 1,961,393    $ 1,370,967
     Consideration payable (Note 6)                       362,674             --
     Deferred revenue                                     786,870      1,031,144
     Bank loan (Note 8)                                   633,211             --
     Current portion of obligations under capital
       lease (Note 9)                                   1,390,296        862,286
--------------------------------------------------------------------------------
                                                        5,134,444      3,264,397

   DEFERRED REVENUE                                         9,224        112,424
   OBLIGATIONS UNDER CAPITAL LEASE (Note 9)             1,502,138      1,418,091
--------------------------------------------------------------------------------
                                                        6,645,806      4,794,912
--------------------------------------------------------------------------------
   COMMITMENTS (Note 14)
   SHAREHOLDERS' EQUITY
   CAPITAL STOCK (Note 10)                             22,813,253     17,957,181
   WARRANTS (Note 10(d))                                1,782,900      1,782,900
   DEFICIT                                            (13,791,444)    (9,075,468)
--------------------------------------------------------------------------------
                                                       10,804,709     10,664,613
--------------------------------------------------------------------------------
                                                       17,450,515     15,459,525
================================================================================

APPROVED ON BEHALF OF THE BOARD

..................................Director

..................................Director

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
Years ended December 31, 2001,2000, and 1999
(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------
                                                                     2001           2000           1999
                                                                 ------------   ------------    -----------
REVENUE                                                          $ 24,460,071   $ 11,951,029    $ 5,904,099

COST OF REVENUE                                                    10,512,684      4,529,979      2,172,738
-----------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                       13,947,387      7,421,050      3,731,361
-----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Sales and marketing                                               5,071,933      2,721,046      1,874,096
  Research and development
    Expenditures                                                    3,061,699      2,010,663      1,794,081
    Government assistance                                                  --     (1,149,779)            --
  Administration                                                    6,582,597      2,676,014      2,356,019
-----------------------------------------------------------------------------------------------------------
                                                                   14,716,229      6,257,944      6,024,196
-----------------------------------------------------------------------------------------------------------

OPERATING EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE UNDERNOTED ITEMS                                 (768,842)     1,163,106     (2,292,835)

    Amortization                                                    1,799,338        841,279        219,591
    Write-down of leasehold improvements                              153,195             --        112,500
    Interest expense                                                  466,048        166,393         25,123
    Stock exchange listing costs                                           --        525,198             --
    Interest income                                                  (311,965)      (226,993)            --
-----------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                (2,875,458)      (142,771)    (2,650,049)

INCOME TAXES (Note 11)                                                 15,685          5,063          9,019
-----------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                    (2,891,143)      (147,834)    (2,659,068)

LOSS FROM DISCONTINUED OPERATIONS (Note 7)                         (1,193,301)      (198,228)            --
-----------------------------------------------------------------------------------------------------------

NET LOSS                                                           (4,084,444)      (346,062)    (2,659,068)

DEFICIT, BEGINNING OF YEAR                                         (9,075,468)    (8,729,406)    (6,070,338)

PREMIUM ON REPURCHASE OF COMMON SHARES (Note 10(a))                  (631,532)            --             --
-----------------------------------------------------------------------------------------------------------

DEFICIT, END OF YEAR                                             $(l3,791,444)   $(9,075,468)   $(8,729,406)
===========================================================================================================

LOSS PER SHARE FROM CONTINUING OPERATIONS                              $(0.26)        $(0.02)        $(0.38)
  Basic and diluted
===========================================================================================================
LOSS PER SHARE                                                         $(0.37)        $(0.04)        $(0.38)
  Basic and diluted
===========================================================================================================
WEIGHTED AVERAGE NUMBER OF OUTSTANDING COMMON SHARES               10,998,383      9,635,780      7,015,635
===========================================================================================================

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                       2001            2000            1999
                                                                                   ------------    ------------    ------------

CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
    Loss from continuing operations                                                $ (2,891,143)   $   (147,834)   $ (2,659,068)
    Items not affecting cash
        Amortization of capital assets                                                1,646,540         793,568         219,591
        Amortization of goodwill                                                        152,798          47,711            --
        Amortization of gain on sale and leaseback of capital assets                   (104,684)        (28,370)           --
        Write-down of leasehold improvements                                            153,195            --           112,500
        Services rendered for capital stock consideration (Note 10)                        --           200,000            --
    Changes in non-cash working capital items (Note 12)                               1,055,293      (4,974,393)        898,384
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         11,999      (4,109,318)     (1,428,593)
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                                       (1,466,424)     (1,295,030)       (582,592)
    Proceeds from disposal of capital assets                                               --           767,020            --
    Acquisitions, net of cash acquired (Note 6)                                        (683,440)       (183,050)           --
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     (2,149,864)       (711,060)       (582,592)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Note payable                                                                           --              --         1,154,640
    Repayment of note payable                                                              --        (1,154,640)           --
    Repayment of obligations under capital lease                                     (1,122,347)       (815,322)       (146,213)
    Proceeds from bank loan                                                             744,442            --              --
    Repayment of bank loan                                                             (111,231)           --              --
    Net proceeds from issuance of common shares                                       4,698,991       7,588,241         321,775
    Proceeds from the exercise of stock options                                         205,000       3,210,000         775,757
    Repurchase of common stock                                                         (816,011)           --              --
    Proceeds on issuance of warrants                                                       --         1,782,900            --
--------------------------------------------------------------------------------------------------------------------------------
                                                                                      3,598,844      10,611,179       2,105,959
--------------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH FROM CONTINUING OPERATIONS                                       1,460,979       5,790,801          94,774

NET CASH UTILIZED BY DISCONTINUED OPERATIONS                                           (741,476)       (131,833)           --
--------------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                               719,503       5,658,968          94,774

CASH AND CASH EQUIVALENTS (BANK
    INDEBTEDNESS), BEGINNING OF YEAR                                                  5,641,924         (17,044)       (111,818)
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (BANK
    INDEBTEDNESS), END OF YEAR                                                     $  6,361,427    $  5,641,924    $    (17,044)
================================================================================================================================

CASH EQUIVALENTS:
    Cash                                                                           $  4,705,375    $  1,962,776    $       --
    Short-term investments                                                            1,656,052       3,679,148            --
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   $  6,361,427    $  5,641,924    $       --
================================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
    Value of share capital issued for acquisitions of subsidiaries                 $       --      $    675,000    $       --
    Value of share capital issued for services                                     $       --      $    200,000    $       --
    Value of share capital recorded for compensation expense (Note 6)              $    136,560    $     56,940    $       --
    Acquisition of capital assets with debt                                        $  1,212,681    $  2,686,533    $       --
    Interest paid                                                                  $    466,048    $    166,393    $    104,365
    Income taxes paid                                                              $      7,632    $       --      $      9,019

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

1.       DESCRIPTION OF BUSINESS

         Belzberg Technologies inc. and its wholly-owned subsidiaries (the "Corporation" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

         The Corporation also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

         The Corporation's name was changed from Belzberg Financial Markets & News International Inc. to Belzberg Technologies Inc. in July 2000.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies. A reconciliation of the differences between Canadian GAAP and GAAP in the United States of America ("U.S. GAAP") is presented in Note 18.

         Consolidation

         The consolidated financial statements of the Corporation include the accounts of Belzberg Technologies Inc. and its wholly-owned subsidiaries, Belzberg Financial Markets & News Inc., Belzberg Technologies (USA) Inc., eContracts, Inc, Electronic Brokerage Systems, Inc., Belzberg Technologies (Philadelphia) Inc., Belzberg Technologies
         (UK) Limited and Robert C. Sheehan & Associates, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

         Cash and cash equivalents

         Cash and cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

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

         In 2001, The Canadian Institute of Chartered Accountants (CICA) approved a new Handbook Section 3062 - Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Goodwill acquired in a business combination after June 30, 2001 should not be amortized. Existing goodwill at June 30, 2001 continued to be amortized until December 31, 2001. Effective January 1, 2002 all goodwill will no longer be required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section.

         Revenue recognition and deferred revenue

         The Corporation's revenues are derived primarily from:

         (i) Subscription fees - the provision of the Corporation's routing software and services, on a flat fee per terminal or per month basis, used for equity and option trading;

         (ii) Transaction fees - the provision of the Corporation's routing software and services, on a per share/option or per trade basis used for equity and option trading;

         (iii) Commission income - fees for the execution of exchange traded equity and index options from the floor brokerage business;

         (iv) Software development and installation revenue - the development and installation of software for equity and options trading execution; and

         (v) Other revenue - the distribution of financial information and other services.

         The Company recognizes revenue from subscription fees and from transaction fees in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition as amended. Revenue is recognized from subscription fees and transaction fees on a monthly basis as the services are provided once a contract has been signed, the software has been delivered and accepted, and collectibility is assured.

         Commission income from the floor brokerage operation is recognized once the trades have been executed and collectibility is assured.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Revenue recognition and deferred revenue (continued)

         Revenue derived from the development and installation of software for equity and options trading execution is recognized on a percentage of completion basis.

         Revenue from the distribution of financial information and other services is recognized on a monthly basis as the services are provided once a contract has been signed and collectibility is assured.

         Deferred revenue represents billings in advance of the provision of services.

         Research and development and government assistance

         The Corporation expenses research and development costs as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Government assistance for research and development is recognized when earned and when the amount and timing of realization is reasonably determinable.

         At December 31, 2000, the Government of Canada completed their assessment of the Corporation's claims for assistance comprised of scientific research and experimental development tax credits and agreed to refund $1,149,779 related to the taxation years 1996 to 1999. Accordingly, this recoverable amount was recorded in fiscal 2000 and received in fiscal 2001.

         Since the Corporation is now a public company as defined in the Income Tax Act of Canada, future tax credits will reduce income taxes otherwise payable rather than result in refunds.

         Foreign currency translation

         The Corporation's foreign operating subsidiaries are considered to be integrated operations and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenues and expenses, except amortization which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

         Current monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Any resulting foreign currency translation gains or losses are included in the consolidated statements of earnings in the current period.

         Income taxes

         The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31,2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Income taxes (continued)

         Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

         Stock-based compensation

         The Corporation has a stock-based compensation plan, as described in
         Note 10. No compensation expense is recognized when stock options are issued. Any consideration paid by employees on the exercise of stock options is credited to share capital.

         Fair value, as represented by the most recent stock price at which shares are exchanged in the market place, is used as the basis for recording stock issued as compensation.

         Warrants are valued at fair value on the date of issuance using the Black-Scholes pricing model.

         The CICA also recently issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

         Earnings per share

         Effective January 1, 2001 the Corporation adopted the CICA standard for calculating earnings per share. This standard adopts the treasury stock method of calculating the dilutive effect of options on earnings per share instead of the imputed earnings approach. The Corporation has adopted this method on a retroactive basis. There was no effect on previous periods reported.

         Accounting estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

3.       ACCOUNTS RECEIVABLE

         Accounts receivable are net of an allowance for doubtful accounts of $260,679 at December 31, 2001 (2000-- $52,708).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

4.       RESTRICTED CASH

         The Corporation was required to maintain a term deposit of $81,000 with its bank in order to secure any balance which may have been outstanding from time to time on credit cards issued to employees. The security interest was released and discharged by the bank effective August 8, 2001.

5.       CAPITAL ASSETS

                                                                    2001
                                                     ------------------------------------
                                                                 Accumulated     Net Book
                                                        Cost     Amortization     Value
                                                     ----------   ----------   ----------
         Furniture and equipment                     $  534,739   $  123,562   $  411,177
         Computer equipment                           1,203,129      732,762      470,367
         Computer equipment under capital lease       4,280,810    1,715,211    2,565,599
         Leasehold improvements                       1,255,505       54,686    1,200,819
         --------------------------------------------------------------------------------
                                                     $7,274,183   $2,626,221   $4,647,962
         ================================================================================
                                                                    2002
                                                     ------------------------------------
                                                                 Accumulated     Net Book
                                                        Cost     Amortization     Value
                                                     ----------   ----------   ----------
         Furniture and equipment                     $  343,894   $   77,671   $  266,223
         Computer equipment                             968,520      393,056      575,464
         Computer equipment under capital lease       3,160,393      510,935    2,649,458
         Leasehold improvements                         294,493       34,456      260,037
         --------------------------------------------------------------------------------
                                                     $4,767,300   $1,016,118   $3,751,182
         ================================================================================

         In 2000, the Corporation sold and leased-back certain computer equipment. The gain on sale of approximately $259,000 was recorded as deferred revenue and is amortized on a straight-line basis over the thirty-month period of the lease. The Corporation recognized $104,684 of the gain in 2001 (2000 - $28,370).

         Amortization of computer equipment under capital lease amounted to $1,204,276 for the year ended December31, 2001 (2000 - $428,536; 1999 -
         $59,356).

6.       ACQUISITIONS

         2001 Acquisition

         On April 1, 2001 the Corporation acquired all of the outstanding common shares of Robert C. Sheehan & Associates, Inc. for consideration of $1,687,631 cash. As of December31, 2001, $362,674 of the cash consideration remained payable to the vendor, which was subsequently paid in January 2002. In addition, 153,000 options were granted to certain employees at the fair market value on the date of grant. These options arc included in Note 10(e).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

6.       ACQUISITIONS (continued)

         The acquisition was recorded as follows:

         Accounts receivable                                      $   786,300
         Cash                                                         670,063
         Office furniture and equipment                                18,558
         Other assets                                                  11,585
         Accounts payable and accrued liabilities                    (188,302)
         Goodwill                                                     417,973
         ---------------------------------------------------------------------
         Cost of acquisition                                      $ 1,716,177
         =====================================================================
         Consideration paid
            Cash                                                  $ 1,324,957
            Due to vendor                                             362,674
            Acquisition costs                                          28,546
         ---------------------------------------------------------------------
                                                                  $ 1,716,177
         =====================================================================

         2000 Acquisitions

         On July 7, 2000, the Corporation acquired all of the outstanding common shares of eContracts, Inc. ("eContracts") for consideration of $150,000 cash plus the issuance of up to 46,500 common shares at $9 per share. Of the share consideration, 25,000 shares were issued to December31, 2000, and the issuance of the remaining shares were contingent upon the vendor remaining employed by the Corporation as follows:

                                                                   Common Shares
                                                                   -------------
         December 31, 2001                                            12,500
         July 31, 2002                                                 9,000
         -----------------------------------------------------------------------
         Total                                                        21,500
         =======================================================================

         The Corporation was recording the compensation expense relating to these shares over the period of the employment agreement. On September 30, 2001 the Corporation ceased the operations of eContracts and issued the 21,500 shares to the vendor resulting in compensation expense of $136,560 being recorded in the current fiscal year (December31, 2000 - $56,940). This compensation expense is included in the loss from discontinued operations (Note 7) and in share capital (Note 10).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

6.       ACQUISITIONS (continued)

         The acquisition was recorded as follows:
          Office furniture and equipment                             $  9,989
          Goodwill                                                    367,957
         --------------------------------------------------------------------
          Cost of acquisition                                        $377,946
         ====================================================================

         Consideration paid
             Cash                                                    $150,000
             25,000 common shares                                     225,000
             Acquisition costs                                          2,946
         --------------------------------------------------------------------
                                                                     $377,946
         ====================================================================

         On July 17, 2000, the Corporation acquired the remaining 25% minority interest in Electronic Brokerage Systems, Inc. from an individual, who holds options in Belzberg Technologies Inc., in return for the issuance of 50,000 common shares having a market value of $9 per share. The exchange amount represents the value agreed to by the Corporation and the shareholder. Allocation of the purchase price based on the fair values of the net assets acquired resulted in the recording of goodwill of $480,104 including acquisition costs of $30,104.

7.       DISCONTINUED OPERATIONS

         On September 30, 2001 the Corporation ceased operations of its wholly-owned subsidiary, eContracts, Inc., a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the Corporation's consolidated financial statements for all periods presented have been reclassified to reflect eContracts as a discontinued business segment in accordance with CICA Section 3475.

         Summarized financial information for the discontinued operation is as follows:

                                                             Years ended December 31,
                                                        ------------------------------------
                                                           2001         2000         1999
                                                        ----------   ----------   ----------
         Revenues                                       $   30,668   $     --     $     --

         Loss before the following                         746,451      141,288         --
         Stock compensation expense (Note 6)               136,560       56,940
         Impairment charge for goodwill                    310,290         --           --
         -----------------------------------------------------------------------------------
         Net loss from discontinued operations          $1,193,301   $  198,228   $     --
         ===================================================================================
         Assets and liabilities
             Current assets                             $   26,450   $   28,555   $     --
             Capital assets                             $     --     $    8,589   $     --
             Goodwill, net of accumulated
               amortization of $18,247                  $     --     $  349,710   $     --
             Current liabilities                        $   14,418   $    8,459   $     --
         ===================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

8.       BANK LOAN

         The Corporation has a demand operating facility of $1 million Canadian that may be used to finance corporate requirements and an additional $625,000 U.S. that may be used to finance leasehold improvements. In 2001 the Corporation used $744,442 of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. The loan bears interest at the bank's prime rate plus 1.125%. The loan is secured by a general security agreement on the Corporation's assets. The agreement requires that the Corporation maintain a minimum tangible net worth of $10 million.

9.       OBLIGATIONS UNDER CAPITAL LEASE

         The Corporation is committed to the following minimum payments under capital lease obligations:

                                                      2001         2000
                                                   ----------   ----------
         2001                                      $     --     $1,210,542
         2002                                       1,710,448    1,065,510
         2003                                       1,215,244      577,479
         2004                                         391,588         --
         ------------------------------------------------------------------
                                                    3,317,280    2,853,531

         Less interest portion at average annual
           rates of approximately 11%                 424,846      573,154
         ------------------------------------------------------------------
                                                    2,892,434    2,280,377
         Less current portion                       1,390,296      862,286
         ------------------------------------------------------------------
                                                   $1,502,138   $1,418,091
         ==================================================================

         Interest expense on capital lease obligations amounted to $451,573 for the year ended December 31, 2001 (2000 - $166,393; 1999 - $25,123).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


10.      CAPITAL STOCK AND STOCK OPTIONS

         All references to common shares reflect a five for one split which occurred in July 2000. The following summarizes authorized and issued capital stock:

         Authorized
                  Unlimited number of common shares

         Issued
                                                                                                     Common Shares
                                                                                              ----------------------------
                                                                                                 Number          Amount
                                                                                              ------------    ------------
         Balance, January 1, 2000                                                                7,703,590    $  6,227,000
         Issue of common shares for cash                                                         2,013,800       7,974,241
         Share issuance costs                                                                         --          (386,000)
         Issue of common shares in connection with
           acquisition of eContracts, Inc. (Note 6)                                                 25,000         225,000
         Compensation expense (Note 6)                                                                --            56,940
         Issue of common shares in connection with acquisition
           of Electronic Brokerage Systems, Inc. (Note 6)                                           50,000         450,000
         Exercise of options for cash                                                              899,000       3,210,000
         Issue of common shares for services rendered                                               40,000         200,000
         -----------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2000                                                             10,731,390      17,957,181
         Issue of common shares for cash                                                           333,334       5,000,000
         Share issuance costs                                                                         --          (301,009)
         Exercise of options for cash                                                               66,600         205,000
         Compensation expense (Note 6)                                                              21,500         136,560
         Repurchase of common shares for cancellation                                              (91,900)       (184,479)
         -----------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                                             11,060,924    $ 22,813,253
         =================================================================================================================

         (a) On January 26, 2001, the Corporation received a private placement of $5 million for the issuance of 333,334 common shares from treasury and issued 30,000 options at the fair market value on the date of grant. During the year ended December 31, 2001, the Corporation, pursuant to a Normal Course Issuer Bid, repurchased and cancelled 91,900 common shares for a total cash consideration of $816,011. The excess of the purchase cost of these shares over their historical carrying value ($631,532) was charged to the deficit.

         (b) In February 2002, The Toronto Stock Exchange approved a Normal Course Issuer Bid for the Corporation to repurchase up to 553,000 of its common shares over the ensuing year.

         (c) The Corporation has a stock option plan under which the board of directors may grant to employees, officers, directors and consultants stock options to purchase from treasury up to 6,000,000 common shares of the Corporation of which 5,993,750 at December 31, 2001 (2000 -- 4,788,500) have been granted net of cancellations.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


10.      CAPITAL STOCK AND STOCK OPTIONS (continued)

         (d) There was a total of 1,800,000 share purchase warrants issued in 2000 for proceeds of $1,782,900 in relation to the private placements as follows:

                                               Price of
                                           Common Share
          Number of                       to be Purchased
          Warrants                          Per Warrant                                           Expiry Date
          --------                          -----------                                           -----------
           650,000                            $  4.00                                          February 10, 2005
           600,000                              10.00                                          February 14, 2003
           500,000                               5.00                                          February 14, 2005
            50,000                               7.76                                          March 31, 2002
         -----------------------------------------------------------------------------------------------------------------
         1,800,000                            $  6.38 (weighted average)
         =================================================================================================================

         (e) Summarized information relative to the Corporation's stock option plan is as follows:


                                                                     Weighted                                Weighted
                                                                     Average                                 Average
                                                2001              Exercise Price           2000           Exercise Price
                                           -----------------     -----------------   -----------------   -----------------
         Options outstanding,
             beginning of year                3,889,500           $      6.83            3,397,500       $      4.38
         Options granted                      1,582,050                  6.05            1,391,000             10.58
         Options exercised                      (66,600)                 3.08             (899,000)             3.57
         Options cancelled                     (376,800)                 9.98                 --                --
         -----------------------------------------------------------------------------------------------------------------
         Options outstanding, end             5,028,150           $      6.44            3,889,500       $      6.83
             of year
         =================================================================================================================
         Options exercisable, end
             of year                          3,597,067           $      6.17            3,130,500       $      6.11
         =================================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


10.      CAPITAL STOCK AND STOCK OPTIONS (continued)

         (f) The following table summarizes information about stock options outstanding at December 31, 2001:

                                Outstanding                                                Exercisable
         ---------------------------------------------------------   -----------------------------------------------------
                                                        Weighted         Weighted                             Weighted
              Range of                                  Average          Average                              Average
              Exercise                 Number          Remaining         Exercise             Number          Exercise
               Prices               Outstanding         Life (*)           Price           Exercisable          Price
         --------------------   -------------------   ------------   ----------------   -----------------   --------------
           $ 3.00 - $ 5.00             3,338,650           5.29            $ 4.64            2,504,400          $ 4.71
           $ 5.50 - $ 9.00             1,127,500           4.00              7.83              762,000            7.86
           $l0.00 - $18.00               562,000           4.31             14.32              330,667           13.38
         -----------------------------------------------------------------------------------------------------------------
                                       5,028,150           4.89            $ 6.44            3,597,067          $ 6.17
         =================================================================================================================

         (*) Weighted average contractual remaining life in years.


11.      INCOME TAXES

         The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:

                                                                              2001                2000                1999
                                                                      ------------        ------------        ------------
         Loss before income taxes                                     $ (4,068,759)       $   (340,999)       $ (2,650,049)
         -----------------------------------------------------------------------------------------------------------------
         Combined basic federal and provincial rates                         41.75%              43.90%              44.62%
         -----------------------------------------------------------------------------------------------------------------
         Benefit based on statutory income tax rate                     (1,698,707)       $   (149,700)       $ (1,182,450)
         Decrease in tax benefit resulting from:
            Losses and temporary differences incurred in
                  the year not tax affected                              1,668,900             124,900           1,182,450
            Permanent differences                                           29,807              24,800                --
            U.S. corporate and minimum tax                                  15,685               5,063               9,019
         -----------------------------------------------------------------------------------------------------------------
                                                                      $     15,685        $      5,063        $      9,019
         =================================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31,2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


11.      INCOME TAXES (continued)

         The Corporation has accumulated income tax losses of approximately $12,059,000 as at December 31, 2001 that may be used to reduce future taxable income. The benefit of these losses has not been reflected in these financial statements. The loss carryforwards expire as follows:

                               Canada         United States          Total
                            -----------       -------------       -----------
            2004            $    91,000        $      --          $    91,000
            2006              1,935,000               --            1,935,000
            2007                667,000               --              667,000
            2008                872,000                               872,000
            2011                   --              287,000            287,000
            2012                   --            2,147,000          2,147,000
            2018                   --              242,000            242,000
            2019                   --              519,000            519,000
            2020                   --            2,405,000          2,405,000
            2021                                 2,894,000          2,894,000
         -----------------------------------------------------------------------
                            $ 3,565,000        $ 8,494,000        $12,059,000
         =======================================================================

         The Corporation adopted January 1, 2000 the asset and liability method to recognize future tax assets and liabilities. The tax effect of loss carryforwards and significant temporary differences representing future tax assets at December 31, 2001 and 2000 are as follows:

                                                          2001           2000
                                                      -----------    -----------
            Tax benefit of losses carryforward        $ 4,471,740    $ 3,189,600
            Capital assets                                187,165         94,900
            Share issue costs                             237,203        268,000
            Other                                         213,865              -
            --------------------------------------------------------------------
            Total future tax asset                      5,109,973      3,552,500
            Valuation allowance                         5,109,973      3,552,500
            --------------------------------------------------------------------
            Future tax asset or liability             $      --      $      --
            ====================================================================

         The Corporation has determined that realization of the future income tax asset does not meet the "more likely than not" criteria for recognition and therefore a valuation allowance has been recorded against this future income tax asset.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


12.      CHANGES IN NON-CASH WORKING CAPITAL ITEMS

         The changes in non-cash working capital items consist of the following:

                                                                           2001               2000                1999
                                                                      -------------      -------------       -------------
         Accounts receivable                                          $    (208,195)     $  (2,309,497)      $    (250,386)
         Government assistance receivable                                 1,149,779         (1,023,706)               --
         Prepaid and other receivables                                     (642,388)          (208,810)             79,076
         Accounts payable and accrued liabilities                           917,887         (1,293,244)            713,230
         Deferred revenue                                                  (242,790)          (139,136)            356,464
         Restricted cash (Note 4)                                            81,000               --                  --
         ------------------------------------------------------------------------------------------------------------------
                                                                      $   1,055,293      $  (4,974,393)      $     898,384
         ==================================================================================================================

13.      RELATED PARTY TRANSACTIONS

         During 1999, the Corporation paid rent to a company controlled by certain directors and officers of the Corporation in the amount of $165,996. No rent was paid to these companies in the years ended December 31, 2001 and December 31, 2000.

         Prepaid expenses and other receivables include loans to officers of $496,636 (2000 - $18,033) and loans to employees of $42,492 (2000 -
         $3,235) for the purchase of shares in the Corporation. Subsequent to the year-end $508,104 has been repaid and the remaining loans are due July 2002.


 14. COMMITMENTS

         The Corporation's commitments, primarily for occupancy costs, require future minimum payments as summarized below at December 31, 2001:

                      2002                              $    1,207,274
                      2003                                   1,132,234
                      2004                                   1,071,326
                      2005                                   1,104,510
                      2006                                   1,106,820
                      Thereafter                             2,327,624
                      ------------------------------------------------
                                                        $    7,949,788
                      ================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.      SEGMENTED INFORMATION

         The Corporation operates and manages its business in one industry -- the financial services sector. The Corporation has two reportable segments being the Core business and the Brokerage business. In the Core business the Corporation creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). The Corporation evaluates performance of the Core business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Corporation defines operating earnings
         (loss) as earnings (loss) from continuing operations before amortization, interest expense, interest income, income taxes and other non-recurring items.

         (a)      Industry segments

                                                                               Year ended December 31, 2001
                                                                      Core               Brokerage               Total
                                                                  ------------         -------------          ------------
         External revenues
              Subscription fees                                   $ 10,595,561         $        --            $ 10,595,561
              Transaction fees                                       8,900,156                  --               8,900,156
              Commissions                                                 --               3,593,898             3,593,898
              Software development
                and installation                                       771,996                  --                 771,996
              Other                                                    519,147                79,313               598,460
         ------------------------------------------------------------------------------------------------------------------
         Total external revenues                                  $ 20,786,860         $   3,673,211          $ 24,460,071
         ==================================================================================================================

         Operating earnings (loss)
              from continuing operations                          $   (933,546)        $     164,704          $   (768,842)
         Amortization                                                                                            1,799,338
         Write-down of leasehold improvements                                                                      153,195
         Interest expense                                                                                          466,048
         Interest income                                                                        --                (311,965)
         ------------------------------------------------------------------------------------------------------------------
         Loss from continuing operations
              before income taxes                                                                             $ (2,875,458)
         ==================================================================================================================
         Total assets                                             $ 14,628,382         $   2,822,133          $ 17,450,515
         Capital asset expenditures                                  2,670,243                 8,862             2,679,105
         Goodwill additions                                               --                 417,973               417,973
         ==================================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
-------------------------------------------------------------------------------

15. SEGMENTED INFORMATION (continued)

    For the years ended December 31, 2000 and 1999 the Brokerage business was not in existence and thus only information relating to the Core business is presented in the following table:


                                                           2000             1999
                                                           Core             Core
                                                      ------------      ------------
     External revenues
       Subscription fees                              $  6,080,239      $  4,526,458
       Transaction fees                                  3,276,096           643,227
       Software development
          and installation                               2,059,348           667,150
       Other                                               535,346            67,264
     -------------------------------------------------------------------------------
     Total external revenues                          $ 11,951,029      $  5,904,099
     ===============================================================================

     Operating earnings (loss)
       from continuing operations                     $  1,163,106      $ (2,292,835)
     Amortization                                          841,279           219,591
     Write-down of leasehold improvements                       --           112,500
     Interest expense                                      166,393            25,123
     Stock exchange listing costs                          525,198                --
     Interest income                                      (226,993)               --
     -------------------------------------------------------------------------------
     Loss from continuing operations
       before income taxes                            $   (142,771)     $ (2,650,049)
     ===============================================================================
     Total assets                                     $ 15,459,525      $  2,869,254
     Capital asset expenditures                          3,981,563           582,592
     Goodwill additions                                    480,104                --
     ===============================================================================


BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.      SEGMENTED INFORMATION (continued)

         (b)      Geographic segments

                  The Corporation's external revenues by geographic region are based on the region in which the revenue is transacted. The total assets and capital assets are based on the geographic area in which the Corporation operates:

                                                                                          2001
                                                                  --------------------------------------------------------
                                                                     Canada           United States              Total
                                                                  ------------        -------------           ------------
                 External revenues
                      Subscription fees                           $  6,511,498         $  4,084,063           $ 10,595,561
                      Transaction fees                               1,336,558            7,563,598              8,900,156
                      Commissions                                         --              3,593,898              3,593,898
                      Software development and
                           installation                                446,895              325,101                771,996
                      Other                                            489,850              108,610                598,460
                 ---------------------------------------------------------------------------------------------------------
                 Total external revenues                          $  8,784,801         $ 15,675,270           $ 24,460,071
                 =========================================================================================================
                 Total assets                                     $  8,512,615         $  8,937,900           $ 17,450,515
                 =========================================================================================================
                 Capital assets                                   $  3,745,797         $    902,165           $  4,647,962
                 =========================================================================================================

                                                                                          2000
                                                                  --------------------------------------------------------
                                                                     Canada           United States              Total
                                                                  ------------        -------------           ------------
                 External revenues
                      Subscription fees                           $  3,213,497         $  2,866,742           $  6,080,239
                      Transaction fees                                 558,018            2,718,078              3,276,096
                      Software development and
                           installation                              1,782,546              276,802              2,059,348
                      Other                                            523,371               11,975                535,346
                 ---------------------------------------------------------------------------------------------------------
                 Total external revenues                          $  6,077,432         $  5,873,597           $ 11,951,029
                 =========================================================================================================
                 Total assets                                     $ 11,831,898         $  3,627,627           $ 15,459,525
                 =========================================================================================================
                 Capital assets                                   $  3,112,179         $    639,003           $  3,751,182
                 =========================================================================================================

                                                                                          1999
                                                                  --------------------------------------------------------
                                                                     Canada           United States              Total
                                                                  ------------        -------------           ------------
                 External revenues
                      Subscription fees                           $  2,012,436         $  2,514,022           $  4,526,458
                      Transaction fees                                 202,527              440,700                643,227
                      Software development and
                           installation                                415,400              251,750                667,150
                      Other                                             50,011               17,253                 67,264
                 ---------------------------------------------------------------------------------------------------------
                 Total external revenues                          $  2,680,374         $  3,223,725           $  5,904,099
                 =========================================================================================================
                 Total assets                                     $  2,067,073         $    802,181           $  2,869,254
                 =========================================================================================================
                 Capital assets                                   $    958,500         $    186,698           $  1,145,198
                 =========================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


16.      FINANCIAL INSTRUMENTS

         Fair value of financial instruments

         Accounts receivable, government assistance receivable, accounts payable and accrued liabilities and bank loan are all short-term in nature and, as such, their carrying values approximate fair value. Other financial instruments are recorded at amounts which approximate fair value.

         Foreign currency risk

         The Corporation operates internationally and as such is exposed to fluctuations in foreign exchange rates. The Corporation does not currently use financial instruments to limit its exposure to fluctuations in foreign exchange rates.

         Interest rate risk

         The Corporation is subject to interest rate risk on its short-term investments. Fluctuations in interest rates impact the market value of the short-term investments. Any increase or decrease in the market value affects short-term investments to the extent they are converted to cash prior to maturity.

         The Corporation is subject to interest rate price risk on the bank loan. The Corporation does not use derivative instruments to reduce its exposure to interest rate risk.

         Credit risk

         The Corporation is subject to risk of non-payment of accounts receivable. The Corporation mitigates this risk by monitoring the credit worthiness of its clientele monthly as subscription and transaction fees are generated. At December 31, 2001, amounts due from five customers accounted for 47.0% of total accounts receivable (December 31, 2000 -- two customers for 26.8%). For the year ended December 31, 2001, one customer accounted for approximately 10% of total revenues (December 31, 2000 -- one customer for approximately 16%).

17.      COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

18.      UNITED STATES ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects applicable to the Corporation with those in the United States during the periods presented except with respect to the following:

         (a) On June 29 2001, the Financial Accounting Standard Board ("FASB") approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests will be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of this Statement which, for the Corporation will be January 1, 2002; however, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized.

                  The FASB approved for issuance SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Corporation has determined that the adoption of these standards will not have an impact on the Corporation.

         (b) Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees or directors.

                  Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the Statement, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees, as provided for in APB Opinion No. 25. During the year ended December 31, 2001 and 2000, certain compensatory stock options were issued to consultants. The estimated fair market value of the options is recorded as deferred stock compensation expense (recovery) and is amortized into earnings over the life of the options.

                  For purposes of reconciliation to U.S. GAAP, the estimated fair market value of $2,207,908 (2000 - $5,398,607) would be recorded as additional paid-in capital and deferred stock compensation and the related amortization of the deferred stock compensation expense of $1,861,237, for the year ended December31, 2001 (2000 -- $460,841) would be recorded as a recovery (expense) in the statement of operations. The fair market value of the options issued in connection with the private placement were recorded as a reduction of capital stock with a corresponding increase in additional paid in capital. The fair value of the options was estimated as at the date of the option grants using the Black-Scholes option pricing model with the following weighted average assumptions for the measurement dates: risk-free interest rates of 2.5% to 4.9% (2000 - 5.94%), expected life of the options of 1.89 to 5 years (2000 -- 5 years); expected volatility of 34% (2000 -- 35%) and a dividend yield of zero (2000 -- zero).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


18.      UNITED STATES ACCOUNTING PRINCIPLES (continued)

         (c) Under U.S. GAAP, government research and development assistance would be recorded as a reduction of the income tax provision. Canadian GAAP requires the assistance to be recorded as a reduction of research and development expense.

                  In 2000, the Corporation recorded government research and development assistance of $1,149,779. There was no research and development assistance recorded during the years ended December 31, 2001 and 1999.

         (d) The Corporation has presented the costs incurred in the stock exchange listing, amortization, interest expense, interest income and the write-down of leasehold improvements as other items in the income statement. Under U.S. GAAP, these costs would be included in administrative expenses within operating expenses.

         (e) The following table reconciles the net loss for the year ended December 31, 2001 and 2000 with that which would have been reported had the financial statements been presented in accordance with U.S. GAAP. There were no material adjustments to report for the year ended December 31, 1999.

                                                                                         2001                   2000
                                                                                     ------------           ------------

                  Net loss in conformity with Canadian GAAP                          $ (4,084,444)          $   (346,062)
                  Stock compensation expense, included in
                      administrative expenses (Note 18(b))                              1,861,237                460,841
                  ------------------------------------------------------------------------------------------------------
                  Net loss in conformity with U.S. GAAP                              $ (5,945,681)          $   (806,903)
                  ======================================================================================================
                  Loss per share from continuing operations Basic and
                      diluted -- U.S. GAAP                                           $      (0.43)          $      (0.06)
                  ======================================================================================================
                  Loss per share
                      Basic and diluted -- U.S. GAAP                                 $      (0.54)          $      (0.08)
                  ======================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


18.      UNITED STATES ACCOUNTING PRINCIPLES (continued)

         (e)      (continued)

                  Had the financial statements been prepared in accordance with U.S. GAAP, the amounts on the balance sheet as at December 31, 2001 and 2000 which differ from those reported under Canadian GAAP would be as follows:

                          December 31, 2001                       Canadian GAAP         Adjustment             U.S. GAAP
                 --------------------------------------------     -------------        ------------           ------------
                 Shareholders' equity
                      Capital stock                               $ 22,813,253         $   (188,891)          $ 22,624,362
                      Warrants                                       1,782,900                 --                1,782,900
                      Deferred stock compensation                         --             (1,855,575)            (1,855,575)
                      Additional paid in capital                          --              4,366,544              4,366,544
                      Deficit                                      (13,791,444)          (2,322,078)           (16,113,522)
                 ---------------------------------------------------------------------------------------------------------
                                                                  $ 10,804,709         $       --             $ 10,804,709
                 =========================================================================================================

                          December 31, 2000                       Canadian GAAP         Adjustment             U.S. GAAP
                 --------------------------------------------     -------------        ------------           ------------
                 Shareholders' equity
                      Capital stock                               $ 17,957,181         $       --             $ 17,957,181
                      Warrants                                       1,782,900                 --                1,782,900
                      Deferred stock compensation                         --             (4,937,766)            (4,937,766)
                      Additional paid in capital                          --              5,398,607              5,398,607
                      Deficit                                       (9,075,468)            (460,841)          $ (9,536,309)
                 ---------------------------------------------------------------------------------------------------------
                                                                  $ 10,664,613         $       --               10,664,613
                 =========================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


18.      UNITED STATES ACCOUNTING PRINCIPLES (continued)

         (f) Under U.S. GAAP the statement of cash flows for the year ended December 31, 2001 and 2000 would report the same amount for cash used in operating activities as reported under Canadian GAAP as follows:

                                                                                                 2001            2000
                                                                                             ------------    ------------

                   Operating activities
                      Net loss                                                               $ (5,945,681)   $   (806,903)
                      Loss from discontinued operations                                         1,193,301         198,228
                      Items not affecting cash
                        Amortization of capital assets                                          1,646,540         793,568
                        Amortization of goodwill                                                  152,798          47,711
                        Amortization of gain on disposal of
                          capital assets                                                         (104,684)        (28,370)
                        Services rendered for capital stock
                          consideration                                                              --           200,000
                        Write-down of leasehold improvements                                      153,195            --
                        Amortization of stock based compensation                                1,861,237         460,841
                      Change in non-cash working capital items                                  1,055,293      (4,974,393)
                   ------------------------------------------------------------------------------------------------------
                                                                                             $     11,999    $ (4,109,318)
                   ======================================================================================================

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars
--------------------------------------------------------------------------------


18.      UNITED STATES ACCOUNTING PRINCIPLES (continued)

         (g) Under U.S. GAAP, Consolidated Statements of Shareholders' Equity are also presented as follows:

                                     Number of                                 Additional     Deferred
                                       Common     Number of                     Paid-in        Stock
                                       Shares      Warrants      Amount         Capital      Compensation    Deficit          Total
                                     ----------   ---------  ------------     -----------    ------------  -----------  -----------
Balance, December 31, 1999           7,703,590           -   $  6,227,000      $     -       $      -    $ (8,729,406) $ (2,502,406)

  Issuance of common shares
     For cash                        2,912,800           -     10,798,241            -              -               -    10,798,241
     For acquisition of
         subsidiaries                   75,000           -        675,000            -              -               -       675,000
     As compensation
         expense                        40,000           -        200,000            -              -               -       200,000
     As compensation
         expense (Note 6)                    -           -         56,940            -              -               -        56,940
     Issuance of warrants
         For cash                            -   1,800,000      1,782,900            -              -               -     1,782,900
     Issuance of
         compensatory options                -           -              -    5,398,607     (5,398,607)              -
     Amortization of deferred
         stock compensation                  -           -              -            -        460,841               -       460,841
     Net loss                                -           -              -            -              -        (806,903)     (806,903)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000          10,731,390   1,800,000     19,740,081    5,398,607     (4,937,766)     (9,536,309)   10,664,613

   Issuance of common shares
      For cash                         399,934           -      4,715,100      188,891              -               -     4,903,991
      As compensation
           expense (Note 6)             21,500           -        136,560            -              -               -       136,560
      Repurchase of
           common shares               (91,900)          -       (184,479)           -              -               -      (184,479)
      Premium on repurchase
           of common shares                  -           -              -            -              -        (631,532
                                                                                                                           (631,532)
       Issuance of
           compensatory options              -           -              -    2,207,908     (2,207,908)              -             -
       Amortization (recovery) of
           deferred stock
           compensation                      -           -              -   (3,428,862)     5,290,099               -     1,861,237
       Net loss                              -           -              -            -              -      (5,945,681    (5,945,681)
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31,              11,060,924   1,800,000   $ 24,407,262  $ 4,366,544   $ (1,855,575)   $(16,113,522) $ 10,804,709
====================================================================================================================================


19.      SUBSEQUENT EVENT

         On March 1, 2002, the Corporation ended its relationship with its new president and closed its Philadelphia office. Lease termination and employee severance costs are estimated to be $900,000.